APF ENERGY

August 19, 2004

04036384

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 20 2004 WASH. D.C. 179 SECTION

Re: APF Energy Trust (the "Company")
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	**Dated Document Dated**
Material Change Report - French	July 26, 2004
Business Acquisition Report - French	July 26, 2004
News Release – Second Quarter Financial Results	August 9, 2004
Form 52-109T2 Certification of Interim Filings - CEO	August 12, 2004
Form 52-109T2 Certification of Interim Filings - CFO	August 12, 2004
Interim Financial Statements – Q2 - English	August 12, 2004
MD&A	August 12, 2004
Confirmation of mailing of the Second Quarter Financial Report	August 13, 2004
News Release – Equity Financing, Capital expenditure update and September 204 distribution	August 19, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President

dlw 8/23

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

AVIS DE CHANGEMENT IMPORTANT
Annexe 51-102A3

1. Émetteur assujetti

APF Energy Trust
144, 4th Avenue SW, bureau 2100
Calgary (Alberta) T2P 3N4

2. Date du changement important

Le 4 juin 2004

3. Communiqué de presse

Un communiqué de presse a été publié le 2 juin 2004 par l'entremise de Canada Newswire.

4. Sommaire du changement important

APF Energy Inc. (« APF ») a acquis la totalité des actions en circulation de Great Northern Exploration Ltd. (« GNEL ») conformément à l'offre d'achat de APF et de APF Energy Trust (collectivement, l'« Initiateur ») datée du 26 avril 2004 qui visait l'achat de la totalité des actions ordinaires de GNEL (l'« Offre »).

5. Description complète du changement important

Le 4 juin 2004, APF acquis 39 563 677 actions de GNEL conformément à l'Offre, soit environ 90,5 % des actions ordinaires en circulation de GNEL. En outre, à la même date, APF a envoyé un avis à tous les actionnaires restants de GNEL conformément aux dispositions en matière d'acquisition forcée de la *Business Corporations Act* (Alberta) et a versé à GNEL la contrepartie qu'elle aurait dû verser si tous les porteurs d'actions ordinaires de GNEL avaient accepté l'Offre. Par conséquent, APF est devenue le porteur de toutes les actions ordinaires de GNEL en circulation.

6. Recours au paragraphe 7.1(2) ou (3) du règlement 51-102

Sans objet.

7. Renseignements omis

Sans objet.

8. Haut dirigeant

Pour obtenir de plus amples renseignements, veuillez communiquer avec Steven G. Cloutier, président et chef de l'exploitation, au (403) 294-1000.

9. Déclaration du haut dirigeant

Le texte qui précède présente avec exactitude le changement important dont il est question dans les présentes.

10. Date de l'avis

Fait à Calgary, en Alberta, le 4 juin 2004

Pour APF ENERGY TRUST,
APF ENERGY INC.,

(signé) *« Steven G. Cloutier »*
Président et chef de l'exploitation

APF Energy Trust
Annexe 51-102A4
Déclaration d'acquisition d'entreprise révisée

Rubrique 1 Renseignements sur l'émetteur

1.1 Nom et adresse de l'émetteur

APF Energy Trust (la « Fiducie »)
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

1.2 Haut dirigeant

Pour obtenir de plus amples renseignements, veuillez communiquer avec Steven Cloutier, président de APF Energy Inc., par téléphone au (403) 294-1000 ou par télécopieur au (403) 294-1074.

Rubrique 2 Description de l'acquisition

2.1 Nature de l'entreprise acquise

Conformément à l'offre que APF Energy Inc. et la Fiducie ont faite en vue d'acquérir la totalité des actions ordinaires émises et en circulation (les « actions ») de Great Northern Exploration Ltd. (« Great Northern ») datée du 26 avril 2004 (l'« Offre »), 41 694 977 actions, soit environ 95 % des actions, ont été acquises dans le cadre de l'Offre.

Les porteurs des actions avaient eu le choix, à l'égard de chaque action, entre 0,414614 part de fiducie de la Fiducie (les « parts ») ou 5,05 $ en espèces, sous réserve d'une somme maximale globale de 55 190 101,65 $ et de la répartition proportionnelle.

Un nombre total de 33 053 803 actions ont été déposées en contrepartie d'espèces, tandis que 6 509 874 actions ont été déposées en contrepartie de parts. Par conséquent, les actionnaires de Great Northern qui ont choisi de recevoir des espèces en contrepartie de la totalité ou d'une partie de leurs actions ont reçu 1,573252 $ par action, le reste de la contrepartie étant réglée au moyen de l'émission de parts selon un ratio d'échange de 0,285447 part par action. Aucune répartition proportionnelle n'a été nécessaire dans le cas des actionnaires de Great Northern qui ont choisi de recevoir seulement des parts. APF Energy Inc. a également acheté 2 131 300 actions sur le marché libre.

APF a acquis toutes les autres actions de Great Northern au moyen d'une acquisition forcée en vertu de la *Business Corporations Act* (Alberta).

APF Energy Inc., Great Northern et une filiale en propriété exclusive de cette dernière ont fusionné le 9 juin 2004 et la société issue de la fusion a adopté la dénomination « APF Energy Inc. ».

Great Northern était une petite société pétrolière et gazière inscrite à la cote de la Bourse de Toronto, dont les revenus provenaient principalement de propriétés pétrolifères et gazéifères situées en Alberta et en Saskatchewan. Les activités de Great Northern étaient concentrées principalement dans la zone Great Provost, dans le centre-est de l'Alberta, dans la zone Robsart, dans le sud-ouest de la Saskatchewan et dans la zone du centre-ouest de l'Alberta.

Selon le rapport sur les réserves de Great Northern en date du 31 décembre 2003, les réserves prouvées totales de celle-ci s'élevaient à 11 781 milliers de barils équivalents de pétrole (« kbep ») et les réserves probables et les réserves prouvées de celle-ci s'élevaient à 17 074 kbep, dans chaque cas, selon l'hypothèse des prix et coûts prévisionnels.

2.2 Date d'acquisition

Le 4 juin 2004

2.3 Contrepartie

Comme il est indiqué à la rubrique 2.1, la contrepartie de l'acquisition des actions de Great Northern consistait en une combinaison d'espèces d'un montant maximal de 55 M$ et de parts. Un nombre maximal de 12 712 645 parts pourront être émises si tous les porteurs des actions qui seront acquises dans le cadre de l'acquisition forcée choisissent de recevoir des parts. La contrepartie globale de l'opération s'est élevée à 285 M$ (sans déduire les frais de l'opération), ce qui comprend la prise en charge d'une dette de 65 M$ de Great Northern.

2.4 Effet sur la situation financière

Au moment de la réalisation de l'acquisition de Great Northern, APF Energy Inc., Great Northern et 905698 Alberta Ltd., filiale en propriété exclusive de Great Northern, ont fusionné afin de former « APF Energy Inc. ». Il est estimé que l'entreprise issue de la fusion aura une production annuelle moyenne de 15 850 bep/j en 2004, selon la production de 12 mois de APF Energy et celle de sept mois de Great Northern.[1]

Le texte qui suit résume les effets estimatifs de l'acquisition de Great Northern sur la Fiducie et les données présentées dans le *Rapport sur les données relatives aux réserves et autre information concernant le pétrole et le gaz* selon le modèle de

---

[1] « **bep** », dans le présent document, pourrait être trompeur, particulièrement si on le prend isolément. Un ratio de conversion du gaz naturel en barils de 6 kpi^3 par baril a été utilisé; il est fondé sur une méthode d'équivalence énergétique applicable principalement au bec du brûleur et ne représente pas une équivalence des valeurs en tête de puits.

l'annexe 51-101A1 figurant dans la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2003.

Données relatives aux réserves

Les réserves de pétrole et de gaz naturel de APF Energy Inc. (« APF ») et de APF Energy Limited Partnership (« APF Partnership ») ont été évaluées par Gilbert Laustsen Jung Associates Ltd. (« GLJ ») en date du 1er janvier 2004. Les réserves de méthane de gisements houiliers de Tika Energy Inc. (« Tika »), filiale en propriété exclusive de APF, ont été évaluées par McDaniel & Associates Consultants Ltd. et regroupées avec celles des propriétés évaluées par GLJ afin d'établir des prévisions globales pour l'entreprise. GLJ a évalué les réserves de pétrole et de gaz naturel de Great Northern en date du 31 décembre 2003.

Le texte qui suit résume les réserves de pétrole et de gaz naturel et la valeur des produits d'exploitation nets futurs de APF, de APF Partnership, de Tika et de Great Northern, que GLJ a évaluées (sauf pour ce qui est des réserves de Tika, comme il est indiqué ci-dessus). Les prix utilisés aux fins des évaluations selon les hypothèses des prix prévisionnels et constants sont également indiqués ci-après.

On ne doit pas présumer que la valeur actualisée estimative des produits d'exploitation nets qui figurent dans les tableaux suivants représentent la juste valeur marchande des réserves. Les évaluations ne tiennent pas compte des provisions pour impôts sur le revenu. Il n'est pas certain que l'hypothèse des prix et coûts constants et l'hypothèse des prix et coûts prévisionnels se réaliseront et les écarts pourraient être importants.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

	Réserves constantes									
	Gaz naturel		Pétrole léger et de densité moyenne		Pétrole lourd		Liquides de gaz naturel		Total	
Catégorie de réserves	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (kbep)	Nettes (kbep)
Réserves prouvées										
Réserves mises en valeur exploitées	95 681	79 224	16 138	14 313	1 069	998	1 694	1 239	34 848	29 755
Réserves mises en valeur inexploitées	10 464	8 314	912	849	668	633	339	262	3 662	3 131
Réserves non mises en valeur	4 567	3 632	2 851	2 514	207	186	176	125	3 996	3 431
Total des réserves prouvées	110 712	91 170	19 901	17 676	1 944	1 817	2 209	1 626	42 506	36 317
Réserves probables	42 137	34 679	7 240	6 379	1 287	1 174	560	421	16 110	13 754
Total des réserves prouvées et probables	152 849	125 849	27 141	24 055	3 231	2 991	2 769	2 047	58 616	50 071

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Catégorie de réserves	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS, CALCULÉE AU TAUX D'ACTUALISATION DE (en pourcentage par année)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Réserves prouvées					
Réserves mises en valeur exploitées	664,0	523,7	438,3	380,5	338,5
Réserves mises en valeur inexploitées	74,5	51,5	40,5	33,9	29,4
Réserves non mises en valeur	67,8	44,9	31,5	23,1	17,5
Total des réserves prouvées	806,2	620,0	510,4	437,6	385,5
Réserves probables	286,6	187,4	136,6	105,6	84,8
Total des réserves prouvées et probables	1 092,9	807,4	646,9	543,2	470,2

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Réserves constantes									
	Gaz naturel		Pétrole léger et de densité moyenne		Pétrole lourd		Liquides de gaz naturel		Total	
	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (kbep)	Nettes (kbep)
Réserves prouvées										
Réserves mises en valeur exploitées	94 437	78 158	15 406	13 685	978	919	1 670	1 225	33 793	28 855
Réserves mises en valeur inexploitées	10 481	8 312	923	860	624	592	341	264	3 634	3 101
Réserves non mises en valeur	4 658	3 684	2 824	2 559	201	181	176	127	3 976	3 481
Total des réserves prouvées	109 576	90 154	19 153	17 104	1 803	1 692	2 187	1 616	41 403	35 437
Réserves probables	41 286	33 979	6 999	6 199	1 205	1 105	557	420	15 643	13 387
Total des réserves prouvées et probables	150 862	124 133	26 152	23 303	3 008	2 797	2 744	2 036	57,046	48 824

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Catégorie de réserves	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS, CALCULÉE AU TAUX D'ACTUALISATION DE (en pourcentage par année)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Réserves prouvées					
Réserves mises en valeur exploitées	465,2	385,9	333,0	295,2	266,8
Réserves mises en valeur inexploitées	56,5	39,1	31,1	26,3	23,0
Réserves non mises en valeur	44,3	28,5	19,1	13,4	9,4
Total des réserves prouvées	565,9	453,5	383,2	334,9	299,2
Réserves probables	196,1	128,4	93,3	71,6	57,0
Total des réserves prouvées et probables	762,0	581,9	476,5	406,4	356,2

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Notes

(1) La valeur actualisée nette des produits d'exploitation nets futurs est présentée uniquement sans tenir compte des impôts. Étant donné la structure de la Fiducie, la valeur après impôt serait la même.

(2) Les réserves « brutes » représentent la quote-part attribuable à l'intérêt économique direct de l'entreprise, sans déduire les redevances et sans tenir compte des droits de redevance.

(3) Les réserves « nettes » représentent la quote-part attribuable à l'intérêt économique direct de l'entreprise, déduction faite des obligations relatives aux redevances et compte tenu des droits de redevance.

(4) Les CIAR associés aux participations admissibles ont été pris en considération.

(5) L'incidence sur les produits qu'on prévoit tirer des opérations de couverture n'a pas été prise en considération.

(6) Le revenu tiré du traitement a été inclus dans le poste « Autres revenus » des prévisions économiques totales de l'entreprise.

(7) Les provisions pour abandon et remise en état ont été prises en considération uniquement dans le cas des puits auxquels GLJ a attribué des réserves.

(8) Les frais généraux et administratifs et le recouvrement des frais généraux n'ont pas été pris en considération.

(9) L'analyse selon les prix constants a été effectuée en reprenant la base de données d'évaluation utilisant les prix fixés affichés le dernier jour (le 31 décembre 2003), sans hausse des coûts.

(10) Après le 31 décembre 2003, Great Northern a acquis des propriétés productives moyennant 23 M$, qui sont complémentaires à ses propriétés existantes de la zone Innisfail; un communiqué de presse de Great Northern daté du 2 février 2004 donne de plus amples renseignements à ce sujet. La valeur des réserves de Great Northern présentée de façon sommaire dans le communiqué de presse de la Fiducie daté du 7 avril 2004 annonçant l'Offre tenait compte de l'acquisition réalisée par Great Northern en février 2004. Les tableaux qui précèdent ne tiennent pas compte des réserves et des produits d'exploitation nets tirés de celles-ci qui sont attribuables à cette acquisition.

(11) « Mpi^3 » désigne un million de pieds cubes; « kb » désigne un millier de barils.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	PRODUITS D'EXPLOITATION (en milliers de dollars)	REDEVANCES (en milliers de dollars)	FRAIS D'EXPLOITATION (en milliers de dollars)	FRAIS DE MISE EN VALEUR (en milliers de dollars)	FRAIS D'ABANDON DES PUITS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (en milliers de dollars)	IMPÔTS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS APRÈS IMPÔTS (en milliers de dollars)
Réserves prouvées	1 548 896	247 472	425 822	32 420	36 892	806 291	46 406	759 885
Réserves prouvées et probables	2 114 972	343 299	565 143	74 559	39 091	1 092 879	85 140	1 007 739

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les	217 906
	autres sous-produits)	18 614
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	270 785
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	
	Méthane de gisements houillers	3 080
Total des réserves prouvées		510 385
Réserves prouvées et réserves probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les	279 351
	autres sous-produits)	27 862
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	335 711
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	
	Méthane de gisements houillers	4 030
Total des réserves prouvées et probables		646,954

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	PRODUITS D'EXPLOITATION (en milliers de dollars)	REDEVANCES (en milliers de dollars)	FRAIS D'EXPLOITATION (en milliers de dollars)	FRAIS DE MISE EN VALEUR (en milliers de dollars)	FRAIS D'ABANDON DES PUITS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (en milliers de dollars)	IMPÔTS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS APRÈS IMPÔTS (en milliers de dollars)
Réserves prouvées	1 297 800	201 004	452 084	33 508	45 232	565 972	24 599	541 374
Réserves prouvées et probables	1 773 256	277 267	608 928	76 134	48 938	761 990	50 103	711 888

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	149 365
		13 536
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	218 183
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	
	Méthane de gisements houillers	2 191
Total des réserves prouvées		383 275
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	191 357
		20 808
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	261 225
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	
	Méthane de gisements houillers	3 079
Total des réserves probables		476 470

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence ainsi que les hypothèses relatives aux prix qui ont servi à établir les données relatives aux réserves et, dans le cas des prix et coûts prévisionnels, les hypothèses relatives aux taux d'inflation.

SOMMAIRE DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

Prix du pétrole brut et du gaz naturel

Exercice	Taux d'inflation (en pourcentage)	Cours du change ($ US/$ CA)	Mélange de pétrole brut West Texas Intermediate à Cushing, en Oklahoma au cours alors en vigueur ($ US/b)	Pétrole brut Brent, FAB, Mer du Nord au cours alors en vigueur ($ US/b)	Pétrole brut léger peu sulfuré (40 °API, 0,3 % de soufre) à Edmonton au cours alors en vigueur ($ CA/b)	Pétrole brut du débit de Bow River à Hardisty au cours alors en vigueur ($ CA/b)	Substitut de pétrole brut lourd (12 °API) à Hardisty au cours alors en vigueur ($ CA/b)	Pétrole brut moyen (29 °API, 2,0 % de soufre) à Cromer au cours alors en vigueur ($ CA/b)	Liquides de gaz naturel en Alberta (en dollars actuels à ce moment-là)			
									Éthane pur ($ CA/b)	Propane à Edmonton ($ CA/b)	Butane à Edmonton ($ CA/b)	Pentane Plus à Edmonton ($ CA/b)
2003 (fin de l'exercice)	0.0	0,7738	32,52	31,02	40,81	29,81	23,31	34.81	19,50	29,81	31,81	41,31

Constant par la suite

Gaz naturel et soufre

Exercice	Prix du gaz de la côte du golfe du Mexique à Henry Hub au cours alors en vigueur ($ US/MBtu)	Prix du Midwest à Chicago au cours alors en vigueur ($ US/MBtu)	Prix du disponible AECO-C au cours alors en vigueur ($ CA/MBtu)	À la sortie de l'usine en Alberta				À la sortie de l'usine en Saskatchewan			Colombie-Britannique		Prix du soufre FAB à Vancouver ($ US/tf)	Prix du soufre à la sortie de l'usine en Alberta ($ CA/tf)
				Prix du disponible au cours alors en vigueur ($/MBtu)	Prix de référence de l'Alberta ($/MBtu)	Prix du courtier-fournisseur ($/MBtu)	Alliance ($/MBtu)	SaskEnergy ($/MBtu)	Prix du disponible ($/MBtu)	Prix du disponible à Sumas ($ US/MBtu)	Prix à la sortie de l'usine de CanWest ($/MBtu)	Prix du disponible à la sortie de l'usine ($/MBtu)		
2003 (fin de l'exercice)	5,77	5,86	6,09	5,83	5,73	5,43	5,83	5,88	5,98	5,49	5,43	5,78	59,50	35,00

Constant par la suite

Sauf indication contraire, le point de référence du prix du gaz correspond au point de réception sur le réseau de transport du gaz provincial applicable, appelé la sortie de l'usine.
Le prix à la sortie de l'usine représente le prix avant les frais de collecte et de traitement du gaz brut.
Le prix du disponible désigne le prix mensuel moyen pondéré.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX ET AUX TAUX D'INFLATION
en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

Exercice	PÉTROLE[1]				Gaz naturel[1] Prix AECO ($ CA/MBtu)	Pentanes Plus à Edmonton ($ CA/b)	Taux d'inflation[1] (en pourcentage par année)	Cours du change[2] ($ US/$ CA)
	WTI à Cushing, en Oklahoma ($ US/b)	Prix au pair à Edmonton 40 °API ($ CA/b)	Pétrole lourd à Hardisty 12 °API ($ CA/b)	Pétrole de densité moyenne à Cromer 29,3 °API ($ CA/b)				
Prévisions								
2004	29,00	37,75	20,25	31,75	5,85	38,25	1,5	0,75
2005	26,00	33,75	20,25	28,75	5,15	34,25	1,5	0,75
2006	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
2007	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
2008	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
2009 à 2014	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
Par la suite	+1,5 %/an	+1,5 %/an	+1,5 %/an	+1,5 %/an	+1,5 %/an	+1,5 %/an	1,5	0,75

Notes

(1) Taux d'inflation relatif aux prix et coûts prévisionnels.
(2) Cours du change utilisé pour produire les prix de référence indiqués dans ce tableau.
(3) Le prix prévisionnel est le prix prévisionnel standard de GLJ en date du 1er janvier 2004.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Les réserves non mises en valeur prouvées et probables ont été estimées conformément aux normes et méthodes stipulées dans le manuel COGE. En règle générale, il est prévu que les réserves non mises en valeur seront mises en valeur dans les deux ans suivant la date d'effet. Les dépenses en immobilisations nécessaires pour mettre en valeur les réserves non mises en valeur prouvées sont estimées à 14,511 M$ pour 2004 et à 4,680 M$ pour 2005.

Propriétés auxquelles aucune réserve n'a été attribuée

Au 31 décembre 2003, Great Northern avait des terrains non mis en valeur d'une superficie de 374 914 acres bruts (140 995 acres nets). Il est prévu que les droits d'exploration et de mise en valeur visant environ 48 000 acres nets expireront d'ici le 31 décembre 2004.

Puits de pétrole et de gaz

L'acquisition de Great Northern a augmenté comme suit le nombre de puits dans lesquels APF a une participation : puits de pétrole – 229 puits bruts productifs (111 puits nets) et 233 puits bruts fermés (133 puits nets); puits de gaz naturel – 270 puits bruts productifs (97 puits nets) et 227 puits bruts fermés (73 puits nets), au 31 décembre 2003.

Facteurs ou incertitudes importants

Il n'y a aucun facteur ou incertitude important qui pourrait avoir une incidence sur les réserves et les valeurs découlant de l'acquisition de Great Northern, sauf les risques inhérents au secteur pétrolier et gazier en général, les risques liés aux acquisitions d'entreprises et autres acquisitions de la Fiducie et les autres risques décrits dans la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2003.

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur déduits aux fins de l'estimation des produits d'exploitation nets futurs attribuables aux catégories de réserves indiquées ci-dessous.

Les frais de mise en valeur futurs seront financés au moyen des fonds autogénérés ou de financements par emprunts ou d'une combinaison des deux. Le coût de ce financement aura un effet négligeable sur les réserves et les produits d'exploitation nets futurs divulgués.

	Frais de mise en valeur déduits aux fins de l'estimation des produits d'exploitation nets futurs													
	Frais de mise en valeur – non actualisés (en milliers de dollars)							Frais de mise en valeur – actualisés au taux de 10 %						
Catégorie de réserves	2004	2005	2006	2007	2008	Par la suite	Total	2004	2005	2006	2007	2008	Par la suite	Total
Total des réserves prouvées (prix et coûts constants)	18 322	5 000	3 569	626	901	4 002	32 423	17 469	4 334	2 812	448	587	1 650	27 301
Total des réserves prouvées (prix et coûts prévisionnels)	18 327	5 127	3 679	655	953	4 767	33 507	17 474	4 444	2 899	469	620	1 850	27 757
Total des réserves prouvées et probables (prix et coûts prévisionnels)	43 154	15 766	7 664	2 621	1 233	5 696	76 134	41 146	13 666	6 039	1 878	803	2 181	65 712

Autre information concernant les frais d'abandon et de remise en état

Les frais d'abandon et de remise en état futurs estimatifs, calculés en fonction des frais réels engagés à ce titre jusqu'à présent, pour les trois prochains exercices, s'élèvent à 2,06 M$ pour 2004, à 1,51 M$ pour 2005 et à 1,61 M$ pour 2006.

Horizon fiscal

En raison de la structure de la Fiducie, qui est avantageuse sur le plan fiscal, les entreprises en exploitation transfèrent leur revenu imposable annuel à la Fiducie, qui l'attribue aux porteurs de ses parts, principalement au moyen de la déduction des redevances sur les propriétés pétrolifères et gazéifères sous-jacentes que détiennent les filiales en exploitation de la Fiducie. Par conséquent, il est prévu que la Fiducie n'aura pas d'impôt à payer tant que l'entreprise conservera cette structure fiscale.

Production estimative

Le tableau suivant présente le volume brut de la production estimative pour l'exercice se terminant le 31 décembre 2004, tiré des réserves prouvées totales selon l'hypothèse des prix et coûts constants.

	Pétrole brut léger et de densité moyenne (b/j)	Pétrole lourd (b/j)	Gaz naturel (kpi³/j)	LGN (b/j)	bep (bep/j)
Total des réserves prouvées	6 646	1 107	57 338	941	18 251

Note

(1) La production estimative ci-dessus est établie selon la production de 12 mois de APF et de Great Northern.

2.5 Évaluations antérieures

Aucune

2.6 Parties à l'opération

Sans objet

2.7 Date de la déclaration

Le 29 juin 2004

Rubrique 3 États financiers

Les états financiers consolidés pro forma non vérifiés de la Fiducie figurent à l'annexe A des présentes.

Les états financiers consolidés annuels vérifiés de Great Northern des exercices terminés les 31 décembre 2003 et 2002 figurent à l'annexe B des présentes. Les vérificateurs de Great Northern n'ont pas présenté de consentement officiel à l'égard de l'inclusion, dans la présente déclaration d'acquisition d'entreprise, de leur rapport des vérificateurs portant sur ces états financiers consolidés de Great Northern.

Les états financiers intermédiaires consolidés non vérifiés de Great Northern des trimestres terminés les 31 mars 2004 et 2003 figurent à l'annexe C des présentes.

ANNEXE A

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA
TRIMESTRE TERMINÉ LE 31 MARS 2004

Rapport sur la compilation

Au fiduciaire d'APF Energy Trust et
aux administrateurs d'APF Energy Inc.

Nous avons lu le bilan consolidé pro forma non vérifié au 31 mars 2004 et l'état des résultats pro forma non vérifié du trimestre terminé à cette date d'APF Energy Trust (la « Fiducie »), qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant les en-têtes « APF Energy Trust » et « Great Northern Exploration Ltd. » avec ceux des états financiers non vérifiés de l'entité correspondante au 31 mars 2004 et pour le trimestre terminé à cette date, et nous avons constaté qu'ils concordaient.

2. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

   Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;

   b) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

3. Nous avons lu les notes afférentes aux états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

4. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « APF Energy Trust » et « Great Northern Exploration Ltd. » au 31 mars 2004 et pour le trimestre terminé à cette date, et nous avons constaté que les montants dans la colonne portant l'en-tête « Total » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) *« PricewaterhouseCoopers s.r.l. »*
Comptables agréés

Calgary (Alberta)
Le 28 juin 2004

APF Energy Trust
Bilan consolidé pro forma
(non vérifiés)
31 mars 2004

	APF Energy Trust 31 mars 2004	Great Northern Exploration Ltd. 31 mars 2004	Ajustements (note 2 a))	Total
	(en milliers de dollars)			
ACTIF				
Actif à court terme				
Encaisse	739	–		739
Comptes débiteurs	28 498	11 473		39 971
Perte reportée sur instruments dérivés	1 178	-		1 178
Autres actifs à court terme	3 703	546		4 249
	34 118	12 019		46 137
Fonds de mise hors service d'immobilisations	2 693	–		2 693
Écart d'acquisition	48 230	–	78 655	126 885
Immobilisations	409 923	160 448	118 436	688 807
	494 964	172 467	197 091	864 522
PASSIF				
Passif à court terme				
Dette bancaire	–	45 596	(45 596)	–
Comptes créditeurs et charges à payer	28 785	21 916		50 701
Passif lié aux instruments dérivés	4 443	–		4 443
Distributions en espèces à payer	6 943	–		6 943
	40 171	67 512	(45 596)	62 087
Impôts sur les bénéfices futurs	58 614	9 641	47 590	115 845
Dette à long terme	55 000	–	127 705	182 705
Obligations liées à la mise hors service d'immobilisations	22 187	7 866		30 053
	175 972	85 019	129 699	390 690
CAPITAUX PROPRES				
Compte de placement des porteurs de parts	386 003	72 859	81 981	540 843
Surplus d'apport	1 325	251	(251)	1 325
Bénéfices non répartis	88 022	14 338	(14 338)	88 022
Distributions en espèces cumulées	(199 192)	–	–	(199 192)
Débentures convertibles	46 277	–		46 277
Intérêts courus sur les débentures convertibles	(3 443)	–		(3 443)
	318 992	87 448	67 392	473 832
	494 964	172 467	197 091	864 522

APF Energy Trust
État consolidé des résultats pro forma
(non vérifiés)
31 mars 2004

	APF Energy Trust Trimestre *terminé le* 31 mars 2004	**Great Northern Exploration Ltd. *Trimestre terminé* le 31 mars 2004**	***Ajustements* (note 2 b))**	**Total**
	(en milliers de dollars, sauf les montants par part)			
Produits				
Pétrole et gaz naturel	46 355	19 529		65 884
Perte matérialisée sur instruments dérivés – montant net	(1 027)			(1 027)
Perte sur instruments dérivés autres qu'en espèces – montant net	(3 265)			(3 265)
Redevances, déduction faite du CIAR	(9 057)	(3 909)	(125) (vi)	(13 031)
Transports	(865)	–		(865)
	32 141	15 620	(125)	47 636
Charges				
Exploitation	8 910	3 892		12 802
Frais généraux et frais d'administration, montant net	1 839	304		2 143
Charge de rémunération à base d'actions	257	–		257
Intérêts sur la dette à long terme	977	538	1 026 (ii)	2 541
Impôt sur le capital et autres impôts	605	–	201 (v)	806
Épuisement, amortissement et désactualisation	17 033	5 591	3 131 (i) (iv)	25 755
	29 621	10 325	4 359	44 305
Bénéfice avant impôts sur les bénéfices	2 520	5 295	(4 484)	3 331
Charge (économie) d'impôts sur les bénéfices				
Impôts exigibles	–	94	(94) (v)	–
Impôts futurs	(5 607)	1 900	(1 713) (iii)	(5 420)
Bénéfice net de la période	8 127	3 301	(2 677)	8 751
Résultat net de base par part	0,19			0,15
Résultat net dilué par part	0,19			0,15

1. Mode de présentation

Les états financiers consolidés pro forma d'APF Energy Trust (la « Fiducie »), qui détient une participation de 99 % dans des redevances sur le pétrole et le gaz, ont été préparés par la direction afin de rendre compte de l'acquisition de Great Northern Exploration Ltd. (« GNEL »). GNEL exerçait des activités d'exploration, de mise en valeur et de production de pétrole et de gaz naturel dans l'Ouest canadien. Les états financiers consolidés pro forma ont été établis à partir de renseignements tirés des états financiers historiques consolidés non vérifiés de la Fiducie du trimestre terminé le 31 mars 2004, des états financiers non vérifiés de GNEL du trimestre terminé le 31 mars 2004 et des hypothèses établies à la note 2 ci-après.

Les actions de GNEL ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui s'est conclue le 4 juin 2004. L'état consolidé des résultats pro forma tient compte de ces opérations comme si elles avaient eu lieu le 1er janvier 2004. Le bilan consolidé pro forma tient compte de ces opérations au 31 mars 2004.

Les états financiers consolidés pro forma ne rendent pas compte des opérations qui ne répondent pas aux critères d'opérations importantes établis par les divers organismes de réglementation en valeurs mobilières.

Les états financiers consolidés pro forma peuvent ne pas être représentatifs de la situation financière, des résultats d'exploitation ou des distributions de redevances de la Fiducie qui seront obtenus après la conclusion de l'acquisition de GNEL (l'« acquisition »). Dans le cadre de la préparation des états financiers consolidés pro forma, aucun ajustement n'a été effectué afin de refléter toute économie de frais d'administration ou de charges d'exploitation qui découlerait de l'exploitation des actifs consolidés.

Les conventions comptables appliquées dans le cadre de la préparation des états financiers pro forma sont conformes à celles qui sont communiquées dans les états financiers non vérifiés de la Fiducie au 31 mars 2004 et pour le trimestre terminé à cette date. L'acquisition de GNEL a été comptabilisée à titre de regroupement d'entreprises. La direction est d'avis que les états financiers pro forma comprennent tous les ajustements nécessaires pour assurer une présentation fidèle.

Les états financiers pro forma doivent être lus parallèlement avec les états financiers consolidés non vérifiés de la Fiducie au 31 mars 2004 et pour l'exercice terminé à cette date et les états financiers non vérifiés de GNEL pour le trimestre terminé le 31 mars 2004.

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de la province d'Alberta.

La participation aux redevances (la « Redevance ») tirées des propriétés productives de pétrole et de gaz naturel acquise d'APF Energy Inc. et d'APF Energy Limited Partnership (collectivement « APF ») se traduit par le transfert effectif de 99 % de la participation économique dans ces propriétés aux porteurs de parts. La Redevance constitue une participation aux redevances des propriétés pétrolifères et gazéifères détenues par APF, mais ne confère aucun droit de propriété sur les propriétés de ressources sous-jacentes. APF est autorisée à emprunter des fonds pour financer l'acquisition de propriétés et d'actifs corporels supplémentaires, les dépenses en immobilisations ou d'autres obligations financières à l'égard des propriétés dans l'éventualité où ces dernières ne dégageraient pas suffisamment de produits pour le remboursement de la dette. La Fiducie a droit à 99 % des produits tirés de la production et des produits connexes tirés des propriétés, déduction faite des charges relatives aux propriétés, des impôts et taxes à l'égard des propriétés, des frais généraux et des frais d'administration de APF, de la Redevance et des charges au titre du service de la dette (y compris le remboursement du capital). La Fiducie est tenue de rembourser à APF les redevances à la Couronne et les charges à l'égard de la production attribuable à la Redevance.

2. Ajustements pro forma et hypothèses

a) Le bilan consolidé pro forma de la Fiducie au 31 mars 2004 a été dressé comme si les opérations ci-après avaient été conclues à la date du bilan :

ACQUISITION DE GNEL

L'acquisition par la Fiducie de la totalité des actions de GNEL au montant de 227 292 000 $, avant ajustements et autres charges, est présumée être réglée en espèces, dans une proportion de 25 %, et en parts de fiducie pour le reste. L'acquisition est comptabilisée à titre de regroupement d'entreprises et est répartie comme suit :

	(en milliers de dollars)
Immobilisations	278 884 $
Écart d'acquisition	78 655
Actif à court terme	12 019
Passif à court terme	(21 916)
Dette bancaire	(55 253)
Obligations liées à la mise hors service d'immobilisations	(7 866)
Impôts sur les bénéfices futurs	(57 231)
Montant net	227 292 $
Contrepartie :	
Parts de fiducie (12 712 645 parts de fiducie)	154 840
Dette bancaire	65 353
Coûts d'opération, y compris les indemnités de cessation d'emploi	7 099
	227 292 $

Pour des raisons de conformité avec les facilités de crédit d'APF, la dette bancaire à court terme de GNEL a été reclassée dans la dette à long terme.

b) L'état consolidé des résultats pro forma a été établi comme si les opérations envisagées avaient eu lieu le 1er janvier 2004.

i) le prix d'acquisition attribué aux actifs de GNEL est amorti selon la méthode de l'amortissement proportionnel au rendement;

ii) les intérêts sur la variation de la dette bancaire liée à l'acquisition ont été inscrits au taux annuel de 5 %, sans remboursement de capital présumé;

iii) les impôts exigibles ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré des acquisitions assujetti à des redevances avait été constaté dès le 1er janvier 2004. Les impôts sur les bénéfices supplémentaires sont présumés être passés aux porteurs de parts lors du calcul des redevances. La charge d'impôts sur les bénéfices futurs a été ajustée afin de refléter l'incidence des opérations sur le bénéfice au taux d'imposition réglementaire maximum.

iv) les frais de restauration ayant trait à GNEL ont été reclassés hors de l'épuisement et amortissement;

v) une surtaxe de la Saskatchewan est appliquée à certaines propriétés, et des impôts sur le capital ont été reclassés hors des impôts sur les bénéfices;

vi) le crédit d'impôt de l'Alberta au titre des redevances a été ajusté pour être ramené au montant maximal autorisé pour l'exercice;

vii) le résultat par part est établi en fonction d'un nombre hypothétique de 50 093 245 parts de fiducie en circulation au cours de la période (54 410 228 parts de fiducie pour le résultat dilué par part).

3. Capitaux propres

Le capital autorisé de la Fiducie est de 500 000 000 de parts de fiducie, dont 34 074 240 parts de fiducie étaient en circulation au 31 décembre 2003, 4 765 000 parts de fiducie ont été émises par voie de prospectus daté du 27 janvier 2004 et 12 712 645 parts de fiducie ont été émises aux actionnaires de GNEL. En vertu du prospectus daté du 26 juin 2003, la Fiducie a vendu 50 000 débentures subordonnées non garanties convertibles, à 9,40 %, au prix de 1 000 $ chacune. Les débentures, qui échoient le 31 juillet 2008, sont convertibles, au gré du porteur, en parts de fiducie entièrement libérées au prix de conversion de 11,25 $ la part de fiducie, soit un taux de conversion de 88,8889 parts de fiducie par tranche de 1 000 $ de capital de débenture. La Fiducie est également autorisée à émettre un nombre illimité de parts comportant des droits de vote spéciaux.

4. Acquisition de GNEL

Le 6 avril 2004, APF Energy et GNEL ont conclu une entente aux termes de laquelle APF Energy a convenu d'acquérir GNEL au prix de 5,05 $ l'action. Au gré des actionnaires de GNEL, jusqu'à 25 % du prix d'achat peut être réglé en espèces, et le reste, en parts de la Fiducie, selon un ratio d'échange de 0,414614 part de fiducie pour une action de GNEL. Le 4 juin 2004, APF Energy a pris livraison de toutes les actions de GNEL proposées dans le cadre de l'offre pour acquérir toutes les actions de GNEL.

L'état consolidé des résultats pro forma a été établi en fonction du fait que les actionnaires de GNEL ont choisi un règlement en espèces pour le montant maximal.

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA
EXERCICE TERMINÉ LE 31 DÉCEMBRE 2003

Rapport sur la compilation

Au fiduciaire d'APF Energy Trust et
aux administrateurs d'APF Energy Inc.

Nous avons lu l'état des résultats pro forma non vérifié d'APF Energy Trust (la « Fiducie ») de l'exercice terminé le 31 décembre 2003, qui se trouve ci-joint, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant les en-têtes « APF Energy Trust » et « Great Northern Exploration Ltd. » avec ceux des états financiers vérifiés de l'entité correspondante au 31 décembre 2003 et pour l'exercice terminé à cette date, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant les en-têtes « Hawk Oil inc. » et « Nycan Energy Corp. » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de un mois terminée le 31 janvier 2003 et la période de quatre mois terminée le 30 avril 2003, respectivement, et nous avons constaté qu'ils concordaient.

3. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;

   b) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

4. Nous avons lu les notes afférentes aux états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

5. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « APF Energy Trust », « Hawk Oil Inc. », « Nycan Energy Corp. » et « Great Northern Exploration Ltd. » pour l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants dans les colonnes portant l'en-tête « Total » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) *« PricewaterhouseCoopers s.r.l. »*
Comptables agréés

Calgary (Alberta)
Le 28 juin 2004

APF Energy Trust
État consolidé des résultats pro forma
(non vérifiés)
31 décembre 2003

	APF Energy Trust Exercice terminé le 31 décembre 2003	Hawk Oil Inc. Période de un mois terminée le 31 janvier 2003	Nycan Energy Corp. Période de quatre mois terminée le 30 avril 2003	Great Northern Exploration Ltd. Exercice terminé le 31 décembre 2003	Ajustements (note 2)	Total
	(en milliers de dollars, sauf les montants par part)					
Produits						
Ventes de pétrole et de gaz naturel	163 532	3 066	6 423	51 317		224 338
Redevances, déduction faite du CIAR	(32 473)	(419)	(1 257)	(9 928)	(500) (vi)	(44 577)
Autres produits d'exploitation	1 925	–	62	–		1 987
	132 984	2 647	5 229	41 389	(500)	181 748
Charges						
Exploitation	32 370	670	979	9 617		43 636
Frais généraux et frais d'administration, montant net	10 023	1 864	2 976	1 363	(2 160) (vii)	14 066
Charge de rémunération à base d'actions	1 241					1 241
Intérêts sur la dette à long terme	4 171	25	100	1 172	(381) (ii)	5 087
Impôt sur le capital et autres impôts	2 720				534 (v)	3 254
Épuisement et amortissement	50 417	443	1 155	12 021	11 950 (i) (iv)	75 986
Restauration des lieux	3 327				542 (iv)	3 869
	104 269	3 003	5 210	24 173	10 485	147 139
Bénéfice d'exploitation	28 715	(356)	19	17 216	(10 985)	34 609
Charge (économie) d'impôts sur les bénéfices					(204) (iii)	
Impôts exigibles	–	5	18	306	(534) (v)	–
Impôts futurs	(14 333)	(50)	25	6 405	(4 209) (iii)	(12 163)
Bénéfice net de la période	43 048	(311)	(24)	10 505	(6 446)	46 772
Résultat net de base par part	1,32					0,87
Résultat net dilué par part	1,21					0,87

1. Mode de présentation

Les états financiers consolidés pro forma d'APF Energy Trust (la « Fiducie »), qui détient une participation de 99 % dans des redevances sur le pétrole et le gaz, ont été préparés par la direction afin de rendre compte de l'acquisition de Hawk Oil Inc. (« Hawk »), de Nycan Energy Corp. (« Nycan ») et de Great Northern Exploration Ltd. (« GNEL »). Hawk, Nycan et GNEL exerçaient des activités d'exploration, de mise en valeur et de production de pétrole et de gaz naturel dans l'Ouest canadien. Les états financiers consolidés pro forma ont été établis à partir de renseignements tirés des états financiers historiques consolidés vérifiés de la Fiducie de l'exercice terminé le 31 décembre 2003, des états financiers non vérifiés de Hawk de la période de un mois terminée le 31 janvier 2003, des états financiers non vérifiés de Nycan de la période de quatre mois terminée le 30 avril 2003, des états financiers vérifiés de GNEL de l'exercice terminé le 31 décembre 2003 et des hypothèses établies à la note 2 ci-après.

Les actions de Hawk ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 5 février 2003. Les actions de Nycan ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 28 avril 2003. Les actions de GNEL ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui s'est conclue le 4 juin 2004. L'état consolidé des résultats pro forma tient compte de ces opérations comme si elles avaient eu lieu le 1er janvier 2003. Le bilan consolidé pro forma tient compte de ces opérations au 31 décembre 2003.

Les états financiers consolidés pro forma ne rendent pas compte des opérations qui ne répondent pas aux critères d'opérations importantes établis par les divers organismes de réglementation en valeurs mobilières.

Les états financiers consolidés pro forma peuvent ne pas être représentatifs de la situation financière ou des résultats d'exploitation de la Fiducie qui seront obtenus après la conclusion de l'acquisition de GNEL (l'« acquisition »). Dans le cadre de la préparation des états financiers consolidés pro forma, aucun ajustement n'a été effectué afin de refléter toute économie de frais d'administration ou de charges d'exploitation qui découlerait de l'exploitation des actifs consolidés.

Les conventions comptables appliquées dans le cadre de la préparation des états financiers pro forma sont conformes à celles qui sont communiquées dans les états financiers vérifiés de la Fiducie au 31 décembre 2003 et pour l'exercice terminé à cette date. Les acquisitions de Hawk, de Nycan et de GNEL ont été comptabilisées à titre de regroupements d'entreprises. La direction est d'avis que les états financiers pro forma comprennent tous les ajustements nécessaires pour assurer une présentation fidèle.

Les états financiers pro forma doivent être lus parallèlement avec les états financiers consolidés de la Fiducie au 31 décembre 2003 et pour l'exercice terminé à cette date, les états financiers non vérifiés de Hawk pour la période de un mois terminée le 31 janvier 2003, les états financiers non vérifiés de Nycan pour le trimestre terminé le 31 mars 2003 et les états financiers vérifiés de GNEL pour l'exercice terminé le 31 décembre 2003.

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de la province d'Alberta.

Les participations aux redevances (la « Redevance ») tirées des propriétés productives de pétrole et de gaz naturel acquise d'APF Energy Inc. et d'APF Energy Limited Partnership (collectivement « APF ») se traduit par le transfert effectif de 99 % de la participation économique dans ces propriétés aux porteurs de parts. La Redevance constitue une participation aux redevances des propriétés pétrolifères et gazéifères détenues par APF, mais ne confère aucun droit de propriété sur les propriétés de ressources sous-jacentes. APF est autorisée à emprunter des fonds pour financer l'acquisition de propriétés et d'actifs corporels supplémentaires, les dépenses en immobilisations ou d'autres obligations financières ou engagements à l'égard des propriétés dans l'éventualité où ces dernières ne dégageraient pas suffisamment de produits pour le remboursement de la dette. La Fiducie a droit à 99 % des produits tirés de la production et des produits connexes tirés des propriétés, déduction faite des charges relatives aux propriétés, des impôts et taxes à l'égard des propriétés, des frais généraux et des frais d'administration d'APF, de la Redevance et des charges au titre du service de la dette (y compris le remboursement du capital). La Fiducie est tenue de rembourser à APF les redevances à la Couronne et les charges à l'égard de la production attribuable à la Redevance.

2. Ajustements pro forma et hypothèses

L'état consolidé des résultats pro forma a été établi comme si les opérations prévues avaient eu lieu le 1er janvier 2003.

i) le prix d'acquisition attribué aux immobilisations de Hawk et de Nycan et à l'actif de GNEL est amorti selon la méthode de l'amortissement proportionnel au rendement;

ii) les intérêts sur la variation de la dette bancaire liée aux acquisitions après l'emploi du montant au comptant tiré de l'émission de parts de fiducie et de débentures en vertu de prospectus ont été inscrits au taux annuel de 5 %, sans remboursement de capital présumé (se reporter à la note 3);

iii) les impôts exigibles ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré des acquisitions assujetti à des redevances avait été constaté dès le 1er janvier 2003. Les impôts sur les bénéfices supplémentaires sont présumés être passés aux porteurs de parts lors du calcul des redevances. La charge d'impôts sur les bénéfices futurs a été ajustée afin de refléter l'incidence des opérations sur le bénéfice au taux d'imposition réglementaire maximum.

iv) les frais de restauration ayant trait à Hawk, à Nycan et à GNEL ont été reclassés hors de l'épuisement et amortissement;

v) une surtaxe de la Saskatchewan est appliquée à certaines propriétés, et des impôts sur le capital ont été reclassés hors des impôts sur les bénéfices;

vi) le crédit d'impôt de l'Alberta au titre des redevances a été ajusté pour être ramené au montant maximal autorisé pour l'exercice;

vii) les coûts de rémunération de Nycan qui découlent de la vente de l'entreprise ont été éliminés;

viii) le résultat net par part est établi en fonction d'un nombre hypothétique de 48 447 738 parts de fiducie en circulation au cours de la période (52 875 738 parts de fiducie pour le résultat dilué par part).

3. Capitaux propres

Le capital autorisé de la Fiducie est de 500 000 000 de parts de fiducie, dont 22 942 417 parts de fiducie étaient en circulation au 31 décembre 2002, et 3 990 461 parts de fiducie supplémentaires ont été émises dans le cadre du règlement des actions de Hawk, 1 342 004 parts de fiducie ont été émises dans le cadre du règlement des actions de CanScot, 5 300 000 parts de fiducie ont été émises par voie de prospectus daté du 19 mars 2003, 4 765 000 parts de fiducie ont été émises en vertu du prospectus du 27 janvier 2004, et 13 593 621 parts de fiducie seront hypothétiquement émises aux actionnaires de GNEL. En vertu du prospectus daté du 26 juin 2003, la Fiducie a vendu 50 000 débentures subordonnées non garanties convertibles, à 9,40 %, au prix de 1 000 $ chacune. Les débentures, qui échoient le 31 juillet 2008, sont convertibles, au gré du porteur, en parts de fiducie entièrement libérées au prix de conversion de 11,25 $ la part de fiducie, soit un taux de conversion de 88,8889 parts de fiducie par tranche de 1 000 $ de capital de débenture. La Fiducie est également autorisée à émettre un nombre illimité de parts comportant des droits de vote spéciaux.

4. Acquisition de GNEL

Le 6 avril 2004, APF Energy et GNEL ont conclu une entente aux termes de laquelle APF Energy a convenu d'acquérir GNEL au prix de 5,05 $ l'action. Au gré des actionnaires de GNEL, jusqu'à 25 % du prix d'achat peut être réglé en espèces, et le reste, en parts de la Fiducie, selon un ratio d'échange de 0,414614 part de fiducie pour une action de GNEL. Le 4 juin 2004, APF Energy a pris livraison de toutes les actions de GNEL proposées dans le cadre de l'offre pour acquérir toutes les actions de GNEL.

L'état consolidé des résultats pro forma a été établi en fonction du fait que les actionnaires de GNEL ont choisi un règlement en espèces pour le montant maximal.

ANNEXE B

Rapport de la direction aux actionnaires

La responsabilité des états financiers consolidés ci-joints de Great Northern Exploration Ltd. incombe à la direction. Les informations financières et d'exploitation contenues dans le présent rapport annuel sont constituées des données présentées dans les états financiers consolidés.

Les états financiers consolidés sont préparés par la direction selon les conventions comptables présentées dans les notes afférentes aux états financiers et conformément aux principes comptables généralement reconnus du Canada. Au besoin, la direction a porté des jugements éclairés et a fait des estimations pour comptabiliser les opérations non encore conclues à la date du bilan.

La direction maintient des systèmes de contrôle interne appropriés. Les politiques et les procédés sont conçus pour offrir l'assurance raisonnable que les opérations sont bien autorisées, que les actifs sont protégés et que les registres financiers sont correctement tenus afin de fournir une information financière fiable aux fins de la préparation des états financiers.

Les vérificateurs externes nommés par les actionnaires ont effectué un examen des livres comptables et des livres de la société pour exprimer leur opinion sur les états financiers. Le comité de vérification s'est réuni avec les vérificateurs indépendants afin de s'assurer que la direction s'était acquittée de ses responsabilités à l'égard de la préparation des états financiers. Le conseil d'administration a approuvé les états financiers sur la recommandation du comité de vérification.

(signé) James M. Saunders, Ing.
Président et directeur général

(signé) Jerry M. Sapicha, C.A.
Vice-président, finances et chef des finances

Le 18 mars 2004

ÉTATS FINANCIERS CONSOLIDÉS

Rapport des vérificateurs aux actionnaires

Nous avons vérifié les bilans consolidés de Great Northern Exploration Ltd. aux 31 décembre 2003 et 2002 ainsi que les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

KPMG s.r.l.

Comptables agréés
Calgary (Canada)
Le 17 mars 2004

GREAT NORTHERN EXPLORATION LTD.

BILANS CONSOLIDÉS

31 décembre	**2003**	2002
	$	$
ACTIF		
Actif à court terme		
Comptes débiteurs	12 456 000	5 192 000
Charges payées d'avance	609 000	382 000
	13 065 000	5 574 000
Immobilisations (note 5)	120 491 000	34 789 000
	133 556 000	40 363 000
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Comptes créditeurs	19 754 000	10 656 000
Dette bancaire (note 6)	38 555 000	5 107 000
	58 309 000	15 763 000
Impôts futurs (note 11)	8 097 000	-
Restauration future des lieux (note 7)	630 000	136 000
	67 036 000	15 899 000
Capitaux propres		
Capital-actions (note 8)	54 281 000	22 866 000
Surplus d'apport (note 3)	136 000	-
Bénéfices non répartis	12 103 000	1 598 000
	66 520 000	24 464 000
Événements postérieurs à la date du bilan (note 14)	133 556 000	40 363 000

Au nom du conseil d'administration,

(signé)
James M. Saunders
Administrateur

(signé)
Warren Steckley
Administrateur

(Voir les notes afférentes aux états financiers consolidés.)

GREAT NORTHERN EXPLORATION LTD.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

EXERCICES TERMINÉS LES 31 DÉCEMBRE

	2003	2002
	$	$
Produits		
Ventes de pétrole et de gaz naturel	51 317 000	12 170 000
Redevances, montant net	(9 928 000)	(1 965 000)
	41 389 000	10 205 000
Charges		
Exploitation	9 617 000	2 626 000
Frais généraux et frais d'administration	1 363 000	938 000
Frais de financement	1 172 000	220 000
Épuisement et amortissement	12 021 000	2 848 000
	24 173 000	6 632 000
Bénéfice avant impôts	**17 216 000**	**3 573 000**
Impôts sur le capital	306 000	116 000
Impôts futurs (note 11)	6 405 000	1 663 000
	6 711 000	1 779 000
Bénéfice net	**10 505 000**	**1 794 000**
Bénéfices non répartis (déficit) au début de l'exercice	**1 598 000**	**(196 000)**
Bénéfices non répartis à la fin de l'exercice	**12 103 000**	**1 598 000**
Résultat net par action		
De base	0,30	0,08
Dilué	0,29	0,07

(Voir les notes afférentes aux états financiers consolidés.)

GREAT NORTHERN EXPLORATION LTD.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

EXERCICES TERMINÉS LES 31 DÉCEMBRE

	2003	2002
	$	$
Flux de trésorerie liés aux activités suivantes :		
Exploitation		
Bénéfice net de l'exercice	10 505 000	1 794 000
Éléments hors trésorerie		
Épuisement et amortissement	12 021 000	2 848 000
Rémunération à base d'actions (note 3)	136 000	-
Impôts futurs	6 405 000	1 663 000
Flux de trésorerie liés aux activités d'exploitation	29 067 000	6 305 000
Variations des éléments hors trésorerie du fonds de roulement liés à l'exploitation	3 717 000	(706 000)
	32 784 000	5 599 000
Financement		
Variation de la dette bancaire	33 448 000	(8 888 000)
Produit de l'émission d'actions, montant net	33 106 000	4 276 000
	66 554 000	(4 612 000)
Liquidités disponibles pour les activités d'investissement	99 338 000	987 000
Investissement		
Nouvelles immobilisations	(96 880 000)	(13 602 000)
Frais de restauration des lieux	(348 000)	-
Variations des éléments hors trésorerie du fonds de roulement liés à l'investissement	(2 110 000)	4 401 000
	(99 338 000)	(9 201 000)
Variation de l'encaisse	-	(8 214 000)
Encaisse au début de l'exercice	-	8 214 000
Encaisse à la fin de l'exercice	-	-

(Voir les notes afférentes aux états financiers consolidés.)

GREAT NORTHERN EXPLORATION LTD.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

EXERCICE TERMINÉ LE 31 DÉCEMBRE 2003
(les montants des tableaux sont en milliers de dollars, sauf indication contraire)

1. DESCRIPTION DES ACTIVITÉS

Lors de l'assemblée annuelle et extraordinaire du 26 septembre 2002, les actionnaires de Great Northern Exploration Ltd. (la « société ») ont approuvé un changement de dénomination de la société, qui s'appelait Ascot Energy Resources Ltd. (« Ascot »), et un regroupement de ses actions à raison d'une nouvelle action pour chaque tranche de cinq actions ordinaires existantes. Toutes les données sur les actions (y compris le nombre d'actions ordinaires en circulation, les données par action et les options sur actions en cours) ont été rajustées pour tenir compte de ce regroupement d'actions.

Le 10 juillet 2002, la société a acquis la totalité des actions de Great Northern Exploration Ltd. (« Great Northern »), société fermée. Great Northern a été constituée en société le 9 août 2001 et a commencé à exercer ses activités en septembre 2001.

L'acquisition a été comptabilisée comme une prise de contrôle inversée de la société par Great Northern. Par conséquent, les résultats d'exploitation de 2002 englobent ceux de Great Northern à compter de sa date de constitution et ceux de la société à compter de la date d'acquisition jusqu'au 31 décembre 2002.

La société se consacre principalement à l'exploration, à la mise en valeur et à la production de pétrole et de gaz naturel dans l'ouest du Canada.

2. PRINCIPALES CONVENTIONS COMPTABLES

a) Mode de présentation

Ces états financiers consolidés comprennent les comptes de Great Northern Exploration Ltd. (la « société ») et ceux de ses filiales en propriété exclusive.

Les états financiers de la société ont été dressés conformément aux principes comptables généralement reconnus du Canada, selon les conventions suivantes :

b) Exploitation de pétrole et de gaz naturel

i) Frais capitalisés

La société applique la méthode de la capitalisation du coût entier à ses activités d'exploitation de pétrole et de gaz naturel. Selon cette méthode, tous les frais d'exploration et de mise en valeur des propriétés pétrolifères et gazéifères, ainsi que les réserves connexes, sont capitalisés dans un seul centre de coûts canadiens. Les coûts englobent les frais d'acquisition des terrains, les dépenses consacrées aux travaux géologiques ou géophysiques, les coûts de forage de puits productifs ou stériles, le coût du matériel destiné aux puits et certains autres frais indirects liés à l'exploration.
Les gains ou les pertes découlant de la vente ou de la cession de propriétés pétrolifères et gazéifères ne sont normalement pas constatés dans les états financiers, sauf si les taux d'épuisement subissent une importante révision à la hausse ou à la baisse.

ii) Épuisement et amortissement

Les coûts des propriétés pétrolifères et gazéifères et du matériel connexe, à l'exclusion des propriétés non mises en valeur, sont sujets à l'amortissement pour déplétion et dépréciation d'après la méthode de l'amortissement proportionnel au rendement, en fonction des réserves prouvées brutes estimatives. Pour en effectuer le calcul, la société convertit les réserves de pétrole et de gaz naturel à l'aide d'un taux d'équivalence en énergie de 6 000 pieds cubes de gaz naturel pour un baril de pétrole brut. En établissant les coûts sujets à l'amortissement pour déplétion, la société tient compte des frais estimatifs qu'elle aura à engager pour mettre en valeur les réserves prouvées, tout en excluant les valeurs de récupération et le coût des propriétés non prouvées. Les coûts d'acquisition et d'évaluation des propriétés non prouvées sont exclus des coûts sujets à l'amortissement pour déplétion jusqu'à ce que l'on détermine si des réserves prouvées sont attribuables aux propriétés ou s'il y a eu perte de valeur.

iii) Plafonnement du coût entier

En employant la méthode de la capitalisation du coût entier, la société applique une limite maximale aux coûts capitalisés (« plafonnement du coût entier »), pour s'assurer que ces coûts ne dépassent pas les rentrées de fonds qui proviendront de la production estimative des réserves prouvées, en utilisant les prix et les coûts en vigueur à la fin de son exercice, moins les frais d'administration, de financement, de restauration et d'abandon des lieux, ainsi que la charge d'impôts sur les bénéfices, plus les coûts des propriétés non prouvées. Toute perte de valeur découlant de l'application de la limite maximale est passée en charges au titre de l'épuisement et de l'amortissement. À chaque date du bilan, la société évalue les terrains non mis en valeur pour déterminer s'ils n'ont pas subi une perte de valeur.

c) Coentreprises

La société mène la quasi-totalité de ses activités d'exploration et de mise en valeur en coentreprise avec des associés. Par conséquent, les états financiers ne reflètent que la participation proportionnelle de la société dans ces coentreprises.

d) Actions accréditives

De temps à autre, la société émet des actions accréditives. Aux termes des ententes de financement, la société émet des actions à un prix fixe et utilise le produit qu'elle en tire pour financer ses activités d'exploration et de mise en valeur dans un délai préétabli. Les frais d'exploration et de mise en valeur financés par de telles opérations sont théoriquement transmis aux investisseurs, conformément aux lois fiscales. Un passif d'impôts futurs est constaté, et les économies d'impôts estimatives qui sont transférées aux actionnaires sont portées en diminution du capital-actions.

e) Frais de restauration et d'abandons futurs des lieux

Les frais futurs estimatifs ayant trait à la restauration et à l'abandon des propriétés pétrolifères et gazéifères, y compris les installations connexes, sont comptabilisés selon la méthode de l'amortissement proportionnel au rendement, sur la durée de vie estimative des réserves prouvées. Les frais sont établis en fonction d'une estimation des ingénieurs, déduction faite des recouvrements prévus, et des prix alors en vigueur, conformément aux lois, à la technologie et aux normes de l'industrie actuelles.

f) Impôts futurs

Les impôts sur les bénéfices sont calculés selon la méthode du report d'impôts variable. Les écarts temporaires entre la valeur fiscale et la valeur comptable d'un actif ou d'un passif servent à calculer les passifs ou les actifs d'impôts futurs. L'effet d'un changement de taux d'imposition sur les passifs ou les actifs d'impôts futurs est imputé aux résultats de la période au cours de laquelle ce changement a lieu.

g) Régime de rémunération à base d'actions

La société offre un régime de rémunération à base d'actions qui est décrit à la note 9. Depuis le 1er janvier 2003, la société applique la nouvelle norme comptable relativement aux rémunérations à base d'actions. Le coût des options sur actions attribuées à compter du 1er janvier 2003 est inscrit dans les frais généraux et les frais d'administration, avec une augmentation correspondante du surplus d'apport. Le coût rattaché aux options émises en 2002 est présenté dans les informations pro forma figurant à la note 9.

La juste valeur des options attribuées est estimée à la date d'attribution, d'après le modèle d'évaluation d'options de Black et Scholes. À l'exercice des options sur actions, la contrepartie versée par les salariés ou les administrateurs ainsi que le montant déjà inscrit à titre de surplus d'apport sont portés au crédit du capital-actions.

h) Montants par action

Les montants par action sont calculés en fonction du nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice.

La société utilise la méthode du rachat d'actions pour calculer les montants dilués par action. Selon cette méthode, on présume que le produit qui résulte de l'exercice des options sur actions ou d'autres instruments dilutifs servira à l'achat d'actions ordinaires au cours moyen de l'exercice.

i) Constatation des produits

Les produits tirés des ventes de pétrole et de gaz naturel sont constatés lorsque le pétrole ou le gaz naturel est livré au client.

j) Instruments financiers

Le montant du règlement d'un swap de pétrole ou de gaz naturel qui a été conclu à des fins de couverture du prix de la marchandise est inclus dans les produits d'exploitation au moment où la production couverte est vendue.

k) Incertitudes quant à la mesure

Le montant comptabilisé au titre de l'épuisement et de l'amortissement des immobilisations, la provision pour les frais de restauration des lieux et le calcul de la limite maximale sont fondés sur une estimation des réserves prouvées brutes, des taux de production, du prix du pétrole et du gaz naturel et des coûts futurs ainsi que sur d'autres hypothèses pertinentes. En raison de leur nature incertaine, ces estimations peuvent être différentes des données réelles; pareil écart peut être lourd de conséquence pour les états financiers des exercices à venir.

3. MODIFICATION DE CONVENTION COMPTABLE

Régime de rémunération à base d'actions

En septembre 2003, l'Institut Canadien des Comptables Agréés (l'« ICCA ») a modifié le chapitre 3870, « Rémunérations et autres paiements à base d'actions », du *Manuel de l'ICCA*. Conformément aux nouvelles dispositions transitoires prescrites par l'ICCA, la société a adopté, avant la date butoir et de façon prospective, la nouvelle norme. Elle comptabilise maintenant, dans l'état consolidé des résultats, les options sur actions ordinaires qu'elle a attribuées à compter du 1er janvier 2003 aux salariés et aux administrateurs, à titre de charge de rémunération à base d'actions. En raison de l'adoption de cette nouvelle norme, le bénéfice net de l'exercice terminé le 31 décembre 2003 a diminué de 136 000 $, tandis que le surplus d'apport a augmenté d'autant.

Aucune charge de rémunération n'a été comptabilisée relativement aux options sur actions ordinaires qui ont été octroyées avant le 1er janvier 2003; toutefois, la société continue à présenter l'incidence de la charge de rémunération à base d'actions au titre de ces options sur le résultat pro forma (note 9).

4. REGROUPEMENT D'ENTREPRISES

Le 10 juillet 2002, l'opération portant sur le regroupement d'Ascot et de Great Northern a été officiellement approuvée. La prise de contrôle inversée d'Ascot par Great Northern a eu pour résultat l'émission, par Ascot, de 6,5 actions ordinaires pour chaque action de Great Northern. Au moment de l'opération, Great Northern avait 14 052 000 actions ordinaires émises et en circulation. Le nombre d'actions émises dans le cadre de l'opération s'est élevé à 91 338 000, soit 18 267 600 actions ordinaires après le regroupement d'actions mentionné ci-dessus.

La société a acquis la totalité des actions de Great Northern, mais l'opération a été comptabilisée comme une acquisition de la société par Great Northern.

	$
Actif net acquis	
Immobilisations	20 573
Fonds de roulement	626
Actif d'impôts futurs	3 215
Dette à long terme	(13 995)
Coûts de l'opération	(2 167)
Prix d'acquisition – valeur comptable	8 252

5. IMMOBILISATIONS CORPORELLES

	2003		
	Coût	Amortissement et épuisement cumulés	Valeur comptable nette
	$	$	$
Propriétés pétrolifères et gazéifères	134 644	14 219	120 425
Matériel de bureau	88	22	66
	134 732	**14 241**	**120 491**

	2002		
	Coût	Amortissement et épuisement cumulés	Valeur comptable nette
	$	$	$
Propriétés pétrolifères et gazéifères	37 457	2 702	34 755
Matériel de bureau	47	13	34
	37 504	**2 715**	**34 789**

Au cours de l'exercice terminé le 31 décembre 2003, la société a capitalisé des frais d'exploration indirects de 553 000 $ (147 000 $ en 2002) qui se rapportent aux activités d'acquisition, d'exploration et de mise en valeur des propriétés, en portant ces frais au coût des propriétés pétrolifères et gazéifères.

Des coûts liés aux terrains non mis en valeur de 9,4 M$ (6,0 M$ en 2002) ont été exclus du montant sujet à l'amortissement pour déplétion et dépréciation.

6. FACILITÉS DE CRÉDIT

	2003	2002
	$	$
Emprunts au taux préférentiel	8 555	107
Acceptations bancaires	30 000	5 000
	38 555	5 107

Après le 31 décembre 2003, la société a modifié sa facilité de crédit à vue renouvelable pour faire passer la limite de cette facilité à 70 M$. Celle-ci porte intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires, majoré d'une commission d'acceptation de 1,25 %. La limite de 70 M$ de la facilité est sujette à un réexamen semestriel et annuel de la part du prêteur. La facilité de crédit est garantie par une débenture de premier rang à charge fixe et à charge flottante d'un montant de 100 M$ grevant tout l'actif de la société.

7. RESTAURATION ET ABANDON DES LIEUX

Au 31 décembre 2003, le total des frais d'enlèvement et de restauration futurs des lieux à comptabiliser sur la durée de vie des réserves prouvées restantes était estimé, déduction faite des recouvrements, à 7,7 M$ (2,1 M$ en 2002), dont 630 000 $ (136 000 $ en 2002) avaient déjà été comptabilisés. Cette estimation peut changer en fonction des modifications qui pourraient être apportées aux lois sur l'environnement et de nouvelles données sur l'exploitation.

8. CAPITAL-ACTIONS

a) Autorisé

Un nombre illimité d'actions ordinaires avec droit de vote
Un nombre illimité d'actions privilégiées pouvant être émises en série

b) Émis

	Nombre d'actions	Montant
Solde au 31 décembre 2001	17 065 100	11 890
Émises contre espèces	1 202 500	550
Acquisition d'Ascot Energy Resources Ltd.	10 726 182	8 252
Exercice d'options sur actions	110 500	85
Émission d'actions accréditives	1 379 400	4 000
Avantages fiscaux transmis aux actionnaires	-	(1 705)
Frais d'émission d'actions, déduction faite de l'incidence fiscale	-	(206)
Solde au 31 décembre 2002	30 483 682	22 866
Placement privé	4 000 000	13 800
Placement privé	3 750 000	15 000
Exercice d'options sur actions	125 000	142
Émission d'actions accréditives	1 100 000	6 050
Avantages fiscaux transmis aux actionnaires	-	(2 456)
Frais d'émission d'actions, déduction faite des impôts futurs	-	(1 121)
Solde au 31 décembre 2003	**39 458 682**	**54 281**

En décembre 2003, 1 100 000 actions ordinaires accréditives ont été émises au prix de 5,50 $ chacune pour un produit brut de 6,1 M$. Aux termes de l'entente de financement par actions accréditives, la société est tenue de consacrer des dépenses admissibles de 6,1 M$ aux activités liées au pétrole brut et au gaz naturel avant le 31 décembre 2004. Au 31 décembre 2003, elle avait engagé des dépenses admissibles de 0,6 M$.

9. RÉMUNÉRATION À BASE D'ACTIONS

La société a instauré un régime d'options sur actions à l'intention des administrateurs et des salariés. En vertu du régime, les options sont acquises en quatre ans, à raison de 25 % chaque date anniversaire de l'attribution. Au 31 décembre 2003, 3 001 250 actions ordinaires avaient été réservées aux fins d'émission aux participants admissibles, et à cette date, 3 405 875 options (2 474 875 en 2002) ayant un prix d'exercice situé entre 0,77 $ et 4,55 $ étaient en cours et pouvaient être exercées à diverses dates jusqu'au 11 décembre 2008. À la date d'attribution des options, leur prix d'exercice correspondait au cours des actions ordinaires de la société.

Le tableau ci-après offre une information sommaire sur les options sur actions aux 31 décembre :

	2003		2002	
Options fixes	Actions	Prix d'exercice moyen pondéré	Actions	Prix d'exercice moyen pondéré
En cours au début de l'exercice	2 474 875	1,36 $	1 397 500	0,77 $
Attribuées	1 268 875	3,80 $	1 200 875	1,99 $
Exercées	(125 000)	1,15 $	(110 500)	0,77 $
Annulées	(212 875)	2,23 $	(13 000)	0,77 $
En cours à la fin de l'exercice	3 405 875	2,22 $	2 474 875	1,36 $
Options pouvant être exercées à la fin de l'exercice	637 000	1,01 $	232 375	0,77 $

	Options en cours			Options pouvant être exercées	
Fourchette des prix d'exercice	Nombre d'options en cours au 31 décembre 2003	Nombre moyen pondéré d'années à courir jusqu'à l'échéance	Prix d'exercice moyen pondéré	Nombre d'options pouvant être exercées au 31 décembre 2003	Prix d'exercice moyen pondéré
0,77 $ à 1,50 $	1 192 750	7,9	0,77 $	497 250	0,77 $
1,85 $ à 2,20 $	975 225	8,5	2,01 $	139 750	1,87 $
2,63 $ à 3,95 $	564 275	9,1	3,27 $	-	- $
4,00 $ à 4,55 $	673 625	8,8	4,22 $	-	- $
	3 405 875		2,22 $	637 000	1,01 $

Dans le cas des options attribuées aux salariés entre le 1er janvier 2002 et le 31 décembre 2002, la société applique la méthode de comptabilisation au règlement. Étant donné que toutes les options ont été attribuées à un prix d'exercice qui, à la date d'attribution, était égal au cours des actions, aucune charge de rémunération n'a été imputée aux résultats lors des attributions d'options effectuées en 2002. Si le coût de rémunération de la société au titre des options sur actions avait été établi en fonction de la juste valeur marchande aux dates d'attribution, le bénéfice net et le résultat net par action de la société pour l'exercice terminé le 31 décembre 2002 auraient atteint les montants pro forma suivants :

	2003	2002
Bénéfice net		
Déjà établi	10 505 $	1 794 $
Pro forma	10 345 $	1 750 $
Résultat net de base par action ordinaire		
Déjà établi	0,30 $	0,08 $
Pro forma	0,30 $	0,08 $
Résultat net dilué par action ordinaire		
Déjà établi	0,29 $	0,07 $
Pro forma	0,28 $	0,07 $

Pour ce qui est des options attribuées après le 1er janvier 2003, la Société applique la méthode de la juste valeur (note 3).

La juste valeur marchande moyenne pondérée des options attribuées au cours de l'exercice terminé le 31 décembre 2003 est de 1,39 $ l'option. La juste valeur marchande de chaque option attribuée a été estimée à la date d'octroi, selon une version modifiée de la méthode d'évaluation d'options de Black et Scholes, en fonction des hypothèses suivantes :

	2003	2002
Taux d'intérêt sans risque	4,50 %	4,00 %
Période de détention estimative jusqu'à l'exercice (en années)	5	4
Volatilité du cours des actions ordinaires de la société	38 %	44 %
Dividende par action	0,00 $	0,00 $

10. MONTANTS PAR ACTION

Les montants de base par action sont calculés d'après le nombre moyen pondéré d'actions en circulation au cours de l'exercice.

Pour le calcul des montants dilués par action, les options octroyées en vertu du régime d'options sur actions sont présumées avoir été converties ou exercées au début de l'exercice ou à la date d'attribution, selon l'éventualité la plus tardive. La méthode du rachat d'actions laisse présumer que le produit découlant de l'exercice d'options sur actions en jeu sert à racheter les actions ordinaires au cours moyen du marché.

	2003	2002
Nombre moyen pondéré d'actions en circulation (en milliers)		
De base	34 865	23 024
Dilué	36 318	24 016

11. IMPÔTS SUR LES BÉNÉFICES

La charge d'impôts sur les bénéfices diffère du montant qui aurait été obtenu si les taux d'imposition réglementaires combinés (fédéral et provinciaux) avaient été appliqués au bénéfice avant impôts. L'écart résulte de ce qui suit :

	2003	2002
	$	$
Bénéfice (perte) avant impôts	17 216	3 573
Taux d'imposition réglementaire	40,6 %	42,8 %
Impôts sur les bénéfices prévus	6 990	1 529
Augmentation (diminution) attribuable aux éléments suivants :		
Droits à la Couronne non déductibles	2 769	760
Déduction relative à des ressources	(3 044)	(597)
Ajustement des taux réglementaires	(310)	(224)
Autres	-	23
Variation de la provision pour moins-value	-	172
Charge d'impôts	6 405	1 663

Le passif d'impôts sur les bénéfices futurs est constitué d'écarts temporaires qui se rapportent aux éléments suivants :

	2003	2002
	$	$
Immobilisations	(9 572)	(928)
Ajustement des taux d'imposition réglementaires	339	286
Restauration future des lieux	201	44
Émission d'actions	759	313
Pertes autres qu'en capital	946	827
Provision pour moins-value	(770)	(542)
Impôts futurs	8 097	-

12. INFORMATIONS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

Variations des éléments hors trésorerie du fonds de roulement :

	2003	2002
	$	$
Comptes débiteurs	(7 264)	(3 187)
Charges payées d'avance	(227)	509
Comptes créditeurs	9 098	6 373
Variations des éléments hors trésorerie du fonds de roulement	1 607	3 695

Ces variations se rapportent aux activités suivantes :

	2003	2002
Activités d'exploitation	3 717	(706)
Activités d'investissement	(2 110)	4 401
	1 607	3 695

Les paiements d'intérêts et d'impôts sur le capital qui ont été effectués au cours de l'exercice s'établissent comme suit :

	2003	2002
	$	$
Intérêts payés au cours de l'exercice	1 204	220
Impôts sur le capital payés au cours de l'exercice	210	-
	1 414	220

13. INSTRUMENTS FINANCIERS

La société s'expose au risque de fluctuation du prix des marchandises, des taux d'intérêt et des taux de change (dollar canadien et dollar américain). S'il y a lieu, elle utilise des instruments financiers pour gérer ces risques.

a) Gestion du risque lié au prix des marchandises

La société conclut des opérations sur instruments financiers pour se protéger contre une baisse du prix qu'elle pourrait subir à la vente d'une partie de sa production de pétrole brut et de gaz naturel. Les contrats qu'elle conclut sont des contrats à terme qui lui procurent une fourchette de prix fixes sur les marchandises qu'elle vend. Les produits tirés des ventes de pétrole et de gaz naturel au cours de l'exercice terminé le 31 décembre 2003 incluent une perte de 1,7 M$ subie sur ces opérations (perte de 133 000 $ en 2002).

Au 31 décembre 2003, les contrats suivants étaient en cours :

Marchandise	Type	Durée	Volume	Prix	Indice
Gaz naturel	Fixe	Janvier 2004 – mars 2004	6 000 GJ/j	6,57 $/GJ	AECO
Pétrole brut	Fixe	Janvier 2004 – mars 2004	600 b/j	28,70 $ US/b	WTI
Pétrole brut	Fixe	Avril 2004 – juin 2004	600 b/j	27,50 $ US/b	WTI
Pétrole brut	Fixe	Juillet 2004 – septembre 2004	400 b/j	28,25 $ US/b	WTI
Pétrole brut	Fixe	Octobre 2004 – décembre 2004	300 b/j	27,30 $ US/b	WTI

Au 31 décembre 2003, la juste valeur estimative de ces opérations, si les contrats avaient été réglés à cette date, aurait représenté une perte de 487 000 $.

b) Gestion du risque de crédit

La société a estimé que la juste valeur de ses instruments financiers, qui comprennent les comptes débiteurs, les comptes créditeurs et charges à payer ainsi que la dette à long terme, se rapproche de la valeur comptable de ces instruments.

La majorité des comptes débiteurs de la société découlent d'autres sociétés de l'industrie pétrolière et de l'industrie gazière et comportent un risque de crédit normal pour ces secteurs.

14. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 22 janvier 2004, la société a acquis des actifs pétroliers et gaziers, dont la production approche les 580 barils d'équivalent pétrole par jour, au coût de 23 M$ environ. L'acquisition comprend des participations de concessionnaire dans des propriétés productrices exploitées par la société, dans des usines de traitement de gaz, dans des infrastructures et dans des terrains non mis en valeur.

Une fois cette acquisition réalisée, la société a renégocié ses facilités de crédit, comme il est décrit à la note 6.

Le 2 février 2004, la société a émis 4 250 000 actions ordinaires au prix de 4,50 $ l'action, pour un produit brut de 19,1 M$.

ANNEXE C

GREAT NORTHERN EXPLORATION LTD.

BILANS CONSOLIDÉS

	31 mars 2004	31 décembre 2003 (retraités – note 3)
	(non vérifiés)	
	$	$
ACTIF		
Actif à court terme		
Comptes débiteurs	11 473 000	12 456 000
Charges payées d'avance	546 000	609 000
	12 019 000	13 065 000
Immobilisations (note 4)	160 448 000	125 718 000
	172 467 000	138 783 000
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Comptes créditeurs	21 916 000	19 754 000
Dette bancaire (note 5)	45 596 000	38 555 000
	67 512 000	58 309 000
Impôts futurs	9 641 000	8 097 000
Obligations liées à la mise hors service d'immobilisations (note 8)	7 866 000	6 923 000
	85 019 000	73 329 000
Capitaux propres		
Capital-actions (note 6)	72 859 000	54 281 000
Surplus d'apport	251 000	136 000
Bénéfices non répartis	14 338 000	11 037 000
	87 448 000	65 454 000
Événement postérieur à la date du bilan (note 10)	172 467 000	138 783 000

(Voir les notes afférentes aux états financiers consolidés.)

GREAT NORTHERN EXPLORATION LTD.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Trimestres terminés les 31 mars	2004	2003 (retraités – note 3)
	$	$
	(non vérifiés)	
Produits		
Ventes de pétrole et de gaz naturel	19 529 000	8 895 000
Redevances, montant net	(3 909 000)	(2 019 000)
	15 620 000	6 876 000
Charges		
Exploitation	3 892 000	1 367 000
Frais généraux et frais d'administration	304 000	324 000
Frais de financement	538 000	51 000
Épuisement, amortissement et désactualisation (note 8)	5 591 000	1 531 000
	10 325 000	3 273 000
Bénéfice avant impôts	**5 295 000**	**3 603 000**
Impôts sur le capital	94 000	29 000
Impôts futurs	1 900 000	1 402 000
	1 994 000	1 431 000
Bénéfice net	**3 301 000**	**2 172 000**
Bénéfices non répartis au début du trimestre	**12 103 000**	**1 598 000**
Application rétroactive d'une modification de convention comptable (note 3 b))	**(1 066 000)**	**(390 000)**
Bénéfices non répartis à la fin du trimestre	**14 338 000**	**3 380 000**
Résultat net par action		
De base	0,08 $	0,07 $
Dilué	0,08 $	0,07 $

(Voir les notes afférentes aux états financiers consolidés.)

GREAT NORTHERN EXPLORATION LTD.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Trimestres terminés les 31 mars	2004	2003 (retraités – note 3)
	$	$
	(non vérifiés)	
Flux de trésorerie liés aux activités suivantes :		
Exploitation		
Bénéfice net du trimestre	3 301 000	2 337 000
Éléments hors trésorerie		
Épuisement, amortissement et désactualisation	5 591 000	1 366 000
Impôts futurs	1 900 000	1 402 000
Rémunération à base d'actions	115 000	-
Flux de trésorerie liés aux activités d'exploitation	10 907 000	5 105 000
Variation des éléments hors trésorerie du fonds de roulement liés à l'exploitation	520 000	1 584 000
	11 427 000	6 689 000
Financement		
Variation de la dette bancaire	7 041 000	3 971 000
Produit de l'émission d'actions, montant net	18 222 000	32 000
	25 263 000	4 003 000
Liquidités disponibles pour les activités d'investissement	36 690 000	10 692 000
Investissement		
Nouvelles immobilisations	(39 290 000)	(8 974 000)
Frais de restauration des lieux	(88 000)	(41 000)
Variations des éléments hors trésorerie du fonds de roulement liés à l'investissement	2 688 000	(1 677 000)
	(36 690 000)	(10 692 000)
Variation de l'encaisse	-	-
Encaisse au début du trimestre	-	-
Encaisse à la fin du trimestre	-	-

(Voir les notes afférentes aux états financiers consolidés.)

GREAT NORTHERN EXPLORATION LTD.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

TRIMESTRE TERMINÉ LE 31 MARS 2004

(non vérifiés)

(les montants des tableaux sont en milliers de dollars, sauf indication contraire)

1. DESCRIPTION DES ACTIVITÉS

La société se consacre principalement à l'exploration, à la mise en valeur et à la production de pétrole et de gaz naturel dans l'ouest du Canada.

2. PRINCIPALES CONVENTIONS COMPTABLES

a) Mode de présentation

Ces états financiers consolidés comprennent les comptes de Great Northern Exploration Ltd. (la « société ») et ceux de ses filiales en propriété exclusive.

Les états financiers intermédiaires consolidés de la société et les notes y afférentes ont été dressés selon les conventions comptables et les méthodes de calcul utilisées pour l'établissement des états financiers consolidés vérifiés de la société au 31 décembre 2003, à l'exception des modifications spécifiées à la note 3. Ces états financiers intermédiaires consolidés doivent être lus conjointement avec les états financiers consolidés vérifiés de la société et les notes y afférentes de l'exercice terminé le 31 décembre 2003.

3. MODIFICATION DE CONVENTION COMPTABLE

a) Principe de capitalisation du coût entier

En janvier 2004, la société a adopté la note d'orientation 16, « Pétrole et gaz naturel - capitalisation du coût entier ». Cette nouvelle note d'orientation, publiée par l'Institut Canadien des Comptables Agréés (l'« ICCA »), remplace la note d'orientation 5, « Capitalisation du coût entier dans le secteur du pétrole et du gaz naturel ».

La recouvrabilité d'un centre de coûts est évaluée en comparant sa valeur comptable avec la somme des flux de trésorerie non actualisés qui résulteront vraisemblablement de son utilisation et de sa sortie éventuelle. Si sa valeur comptable est non recouvrable, le centre de coûts est ramené à sa juste valeur suivant l'approche de la valeur actualisée prévue. Cette approche tient compte des risques et des incertitudes lors du calcul des flux monétaires futurs prévus, lesquels sont actualisés au moyen du taux sans risque ajusté en fonction de la qualité du crédit.

En vertu de la note d'orientation 5, les produits d'exploitation nets futurs aux fins du plafonnement du coût entier étaient établis selon les réserves prouvées et n'étaient pas actualisés. Les frais généraux et les frais d'administration futurs estimatifs ainsi que les frais de financement liés aux produits d'exploitation nets futurs étaient déduits pour arriver au « plafonnement ».

Aucune charge n'a été portée en diminution du bénéfice net, des immobilisations ou de tout autre montant présenté dans les états financiers consolidés par suite de l'adoption de cette note d'orientation.

b) Obligations liées à la mise hors service d'immobilisations

En janvier 2004, la société a adopté le chapitre 3110 du *Manuel de l'ICCA*, « Obligations liées à la mise hors service d'immobilisations ». Cette modification de convention comptable a été appliquée rétroactivement avec redressement des chiffres des états financiers antérieurs présentés aux fins de comparaison.

La société constate la juste valeur de ses obligations liées à la mise hors service d'immobilisations (« OMHS ») dans la période au cours de laquelle elle naît lorsqu'il est possible d'en faire une estimation raisonnable. La juste valeur de l'OMHS estimative est comptabilisée comme un passif à long terme, avec une augmentation correspondante de la valeur comptable de l'actif connexe. La valeur capitalisée est amortie selon la méthode de l'amortissement proportionnel au rendement sur la durée de vie des réserves. Avec chaque période de déclaration, la valeur du passif augmente en raison de l'écoulement du temps, et la charge de la désactualisation est passée aux résultats de la période. Les révisions de l'échéancier estimatif des flux de trésorerie ou du coût non actualisé estimatif initial par rapport à l'estimation originale se soldent également par une augmentation ou une diminution de l'OMHS. Les coûts réels engagés lors du règlement de l'OMHS sont portés en diminution de celle-ci jusqu'à concurrence du passif comptabilisé. Toute différence entre les coûts réels engagés lors du règlement de l'OMHS et le passif comptabilisé est constatée dans les résultats de la société à titre de gain ou de perte de la période au cours de laquelle le règlement survient.

Auparavant, la société constatait une provision pour les frais de restauration et d'abandon des lieux, calculée selon la méthode de l'amortissement proportionnel à l'utilisation sur la durée de vie des propriétés pétrolifères et gazéifères en fonction des réserves prouvées estimatives et du passif futur estimatif.

Cette modification de convention comptable a été appliquée rétroactivement avec redressement des chiffres des états financiers antérieurs présentés aux fins de comparaison, comme suit :

Bilan consolidé au 31 décembre 2003

	Déjà établis	Modification	Retraités
	$	$	$
Actif			
Immobilisations	120 491	5 227	125 718
Passif et capitaux propres			
Restauration future des lieux	630	(630)	-
Obligations liées à la mise hors service d'immobilisations	-	6 923	6 923
Bénéfices non répartis	12 103	(1 066)	11 037

États consolidés des résultats et des bénéfices non répartis du trimestre terminé le 31 mars 2003

	Déjà établis	Modification	Retraités
	$	$	$
Épuisement et amortissement	1 366	90	1 456
Désactualisation	-	75	75
Bénéfice net	2 337	(165)	2 172

L'adoption de cette nouvelle convention comptable n'a pas eu de conséquences sur les flux de trésorerie de la société. Se reporter à la note 7 pour plus d'informations sur les obligations liées à la mise hors service d'immobilisations.

4. IMMOBILISATIONS

	31 mars 2004		
	Coût	Amortissement cumulé et épuisement	Valeur comptable nette
	$	$	$
Propriétés pétrolifères et gazéifères	180 938	20 549	160 389
Matériel de bureau	92	33	59
	181 030	20 582	160 448

	31 décembre 2003		
	Coût	Amortissement cumulé et épuisement	Valeur comptable nette
	$	$	$
Propriétés pétrolifères et gazéifères	140 773	15 121	125 652
Matériel de bureau	88	22	66
	140 861	15 143	125 718

Au cours du trimestre terminé le 31 mars 2004, la société a capitalisé des frais d'exploration indirects de 115 000 $ (553 000 $ pour l'exercice terminé le 31 décembre 2003) qui se rapportent aux activités d'acquisition, d'exploration et de mise en valeur des propriétés, en portant ces frais au coût des propriétés pétrolifères et gazéifères.

Au 31 mars 2004, des coûts liés aux terrains non mis en valeur de 9,4 M$ (9,4 M$ au 31 décembre 2003) avaient été exclus du montant sujet à l'amortissement pour déplétion et dépréciation.

5. FACILITÉS DE CRÉDIT

	31 mars 2004	31 décembre 2003
	$	$
Avances au taux préférentiel	5 596	8 555
Acceptations bancaires	40 000	30 000
	45 596	38 555

La société dispose d'une facilité de crédit à vue renouvelable d'un montant maximal de 70 M$. Celle-ci porte intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires, majoré d'une commission d'acceptation de 1,25 %. La limite d'emprunt de 70 M$ en vertu de la facilité est sujette à un réexamen semestriel et annuel par le prêteur. La facilité de crédit est garantie par une débenture de premier rang à charge fixe et à charge flottante d'un montant de 100 M$ grevant tous les actifs de la société.

6. CAPITAL-ACTIONS

a) Autorisé

Un nombre illimité d'actions ordinaires avec droit de vote
Un nombre illimité d'actions privilégiées pouvant être émises en séries

b) Émis

	Nombre d'actions	Montant
		$
Solde au 31 décembre 2002	30 483 682	22 866
Placement privé	4 000 000	13 800
Placement privé	3 750 000	15 000
Exercice d'options sur actions	125 000	142
Émission d'actions accréditives	1 100 000	6 050
Avantages fiscaux transmis aux actionnaires	-	(2 456)
Frais d'émission d'actions, déduction faite des impôts futurs	-	(1 121)
Solde au 31 décembre 2003	39 458 682	54 281
Placement privé	4 250 000	19 125
Exercice d'options sur actions	6 250	12
Frais d'émission d'actions, déduction faite des impôts futurs	-	(559)
Solde au 31 mars 2004	**43 714 932**	**72 859**

En décembre 2003, 1 100 000 actions ordinaires accréditives ont été émises au prix de 5,50 $ chacune pour un produit brut de 6,1 M$. Aux termes de l'entente de financement par actions accréditives, la société est tenue de consacrer des dépenses admissibles de 6,1 M$ aux activités liées au pétrole brut et au gaz naturel avant le 31 décembre 2004.

Les montants de base par action sont calculés d'après le nombre moyen pondéré d'actions en circulation au cours de l'exercice.

Les options sur actions en circulation constituent les éléments de rapprochement entre le nombre moyen d'actions ordinaires en circulation ayant servi au calcul du résultat de base et le nombre moyen d'actions ordinaires en circulation ayant servi au calcul du résultat dilué.

	Trimestres terminés les 31 mars	
	2004	2003
Nombre moyen pondéré d'actions en circulation (en milliers)		
Résultat de base	42 173	30 499
Résultat dilué	43 876	31 637

7. RÉMUNÉRATION À BASE D'ACTIONS

La société a instauré un régime d'options sur actions à l'intention des administrateurs et des salariés. En vertu du régime, les options deviennent acquises au cours d'un délai d'acquisition de quatre ans, à raison de 25 % chaque date anniversaire de l'attribution. Au 31 mars 2004, 2 995 000 actions ordinaires avaient été réservées aux fins d'émission aux participants admissibles et, à cette date, 3 423 375 options (3 405 875 au 31 décembre 2003) ayant un prix d'exercice se situant entre 0,77 $ et 4,60 $ étaient en cours et pouvaient être exercées à diverses dates jusqu'au 11 décembre 2008. Le 6 avril 2004, 435 375 options sur actions attribuées sous condition, ayant un prix d'exercice de 4,25 $, ont été annulées. À la date d'attribution des options, leur prix d'exercice correspondait au cours des actions ordinaires de la société.

Le tableau ci-après offre une information sommaire sur les options sur actions :

	Trimestre terminé le 31 mars 2004		Exercice terminé le 31 décembre 2003	
Options	Actions	Prix d'exercice moyen pondéré	Actions	Prix d'exercice moyen pondéré
En cours au début des périodes	3 405 875	2,22 $	2 474 875	1,36 $
Attribuées	93 750	4,33 $	1 268 875	3,80 $
Exercées	(6 250)	2,00 $	(125 000)	1,15 $
Annulées	(70 000)	4,00 $	(212 875)	2,23 $
En cours à la fin des périodes	3 423 375	2,24 $	3 405 875	2,22 $
Options pouvant être exercées à la fin des périodes	682 750	1,12 $	637 000	1,01 $

	Options en cours		Options pouvant être exercées		
Fourchette des prix d'exercice	Nombre d'options en cours au 31 mars 2004	Durée contractuelle moyenne pondérée à courir jusqu'à l'échéance (en années)	Prix d'exercice moyen pondéré	Nombre d'options pouvant être exercées au 31 mars 2004	Prix d'exercice moyen pondéré
0,77 $ à 1,50 $	1 192 750	7,7	0,77 $	500 500	0,77 $
1,85 $ à 2,20 $	968 975	8,3	2,01 $	133 500	1,86 $
2,63 $ à 3,95 $	564 275	8,7	3,27 $	48 750	2,66 $
4,00 $ à 4,60 $	697 375	8,6	4,26 $	-	- $
	3 423 375		2,24 $	682 750	1,12 $

Dans le cas des options attribuées aux salariés entre le 1er janvier 2002 et le 31 décembre 2002, la société applique la méthode de comptabilisation au règlement. Étant donné que toutes les options ont été attribuées à un prix d'exercice qui, à la date d'attribution, était égal au cours des actions, aucune charge de rémunération n'a été imputée aux résultats lors des attributions d'options effectuées en 2002. Si le coût de rémunération de la société au titre des options sur actions avait été établi en fonction de la juste valeur marchande aux dates d'attribution, le bénéfice net et le résultat net par action de la société pour l'exercice terminé le 31 décembre 2002 auraient atteint les montants pro forma suivants :

	2004	2003 (retraités – note 3)
Bénéfice net		
Déjà établi	3 301 $	2 172 $
Pro forma	3 260 $	2 146 $
Résultat net de base par action ordinaire		
Déjà établi	0,08 $	0,07 $
Pro forma	0,08 $	0,07 $
Résultat net dilué par action ordinaire		
Déjà établi	0,08 $	0,07 $
Pro forma	0,07 $	0,07 $

Dans le cas des options attribuées après le 1er janvier 2003, la société applique la méthode de la juste valeur.

La juste valeur marchande moyenne pondérée des options attribuées au cours de la période terminée le 31 mars 2004 est de 1,08 $ l'option. La juste valeur marchande de chaque option attribuée a été estimée à la date d'octroi, selon une version modifiée de la méthode d'évaluation d'options de Black et Scholes, en fonction des hypothèses suivantes :

	2004	2003
Taux d'intérêt sans risque	4,50 %	4,50 %
Période de détention estimative jusqu'à l'exercice (en années)	5	5
Volatilité du cours des actions ordinaires de la société	15 %	38 %
Dividende par action	0,00 $	0,00 $

8. OBLIGATIONS LIÉES À LA MISE HORS SERVICE D'IMMOBILISATIONS

Les obligations liées à la mise hors service d'immobilisations de la société sont établies selon le droit de propriété net de la société sur les puits et les installations et d'après les estimations de la direction quant aux coûts liés à l'abandon et à la réclamation de ces puits et de ces installations et au moment où seront engagés les coûts.

Au 31 mars 2004, la société estimait à 7,9 M$ la valeur actualisée de l'ensemble de ses obligations liées à la mise hors service d'immobilisations, d'après un passif futur total de 21,1 M$. Les paiements pour régler les obligations liées à la mise hors service d'immobilisations sont étalés sur la durée d'exploitation des actifs sous-jacents, durée prévue de zéro à 50 ans, avec la majorité des dépenses engagées entre 2010 et 2026. Les flux de trésorerie estimatifs ont été actualisés au taux sans risque ajusté en fonction de la qualité du crédit de la société de 8 % et au taux d'inflation de 2 %.

	Trimestres terminés les 31 mars		Exercice terminé le 31 décembre
	2004	2003	2003
Obligations liées à la mise hors service d'immobilisations au début des périodes	6 923	3 155	3 155
Passifs engagés au cours des périodes	879	699	3 626
Passifs réglés au cours des périodes	(88)	(41)	(348)
Désactualisation	152	75	490
Obligations liées à la mise hors service d'immobilisations à la fin des périodes	7 866	3 888	6 923

9. INSTRUMENTS FINANCIERS

La société s'expose au risque de fluctuation du prix des marchandises, des taux d'intérêt et des taux de change (dollar canadien et dollar américain). S'il y a lieu, elle utilise des instruments financiers pour gérer ces risques.

a) Gestion du risque lié au prix des marchandises

La société conclut des opérations sur instruments financiers pour se protéger contre une baisse éventuelle du prix reçu à la vente d'une partie de sa production de pétrole brut et de gaz naturel. Les contrats qu'elle conclut sont des contrats à terme qui lui procurent une fourchette de prix fixes sur les marchandises qu'elle vend. Les produits tirés des ventes de pétrole et de gaz naturel pour le trimestre terminé le 31 mars 2004 incluent une perte de 0,2 M$ subie sur ces opérations (perte de 1,3 M$ en 2003).

Au 31 mars 2004, les contrats suivants étaient en cours :

Marchandise	Type	Durée	Volume	Prix	Indice
Gaz naturel	Fixe	Avril 2004 – septembre 2004	4 000 GJ/j	5,88 $/GJ	AECO
Gaz naturel	Fixe	Octobre 2004 – décembre 2004	1 333 GJ/j	5,88 $/GJ	AECO
Pétrole brut	Fixe	Avril 2004 – juin 2004	600 b/j	27,50 $ US/b	WTI
Pétrole brut	Fixe	Juillet 2004 – septembre 2004	600 b/j	29,17 $ US/b	WTI
Pétrole brut	Fixe	Octobre 2004 – décembre 2004	600 b/j	28,70 $ US/b	WTI

Si les contrats avaient été réglés au 31 mars 2004, la juste valeur estimative de ces opérations à cette date aurait représenté une perte de 1,5 M$.

10. ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Offre récente d'APF

Le 7 avril 2004, APF Energy Inc., APF Energy Trust (collectivement, « l'initiateur ») et Great Northern ont annoncé que l'initiateur avait convenu de faire une offre visant l'achat de la totalité des actions ordinaires en circulation de Great Northern Exploration Ltd. (« GNEL ») et de la totalité des actions ordinaires susceptibles d'être en circulation au moment de l'exercice des options sur actions en circulation, en contrepartie, au gré du porteur, de l'une ou l'autre des options suivantes :

a) 5,05 $ en espèces contre chaque action ordinaire; jusqu'à concurrence d'une somme globale de 55,2 M$ en espèces, le solde étant versé sous forme de parts de fiducie (les « parts d'APF ») d'APF Energy Trust selon un ratio d'échange de 0,414614 part d'APF par action ordinaire (l'« option en espèces »);
b) 0,414614 part d'APF contre chaque action ordinaire de GNEL (l'« option en parts de fiducie »);

ou, sous réserve du plafonds indiqué, une combinaison de ce qui précède, tel qu'il est défini et aux conditions stipulées dans le prospectus daté du 26 avril 2004.
L'offre est censée expirer le 1er juin 2004.

Exemption Order
82-5166

APF ENERGY

NEWS RELEASE
AUGUST 9, 2004 **TSX: AY.UN; AY.DB**

APF ENERGY ANNOUNCES SECOND QUARTER AND FINANCIAL RESULTS

OVERVIEW

The highlight of the second quarter was the completion of the largest acquisition in APF's history: the purchase of Great Northern Exploration Ltd. ("Great Northern") for approximately $291 million. The gas-levered transaction added three new core areas with significant development and exploration potential and brought additional high-quality inventory to the Trust's coalbed methane ("CBM") platform. Current daily production now stands at approximately 18,200 boe, of which 52% is natural gas.

Since inception, APF has strived to be innovative in the way it approaches its business.

- The Trust was the first in the sector to establish a policy of using a significant portion of its cash flow to fund a portion of its capital program and to make acquisitions;
- APF has been an industry leader in adopting more of a full-cycle approach, complementing its effective acquisition strategy with a successful and increasingly active drilling program;
- APF was a pioneer among the trusts in recognizing the potential of CBM and has established a dedicated team through the 2003 acquisition of CanScot Resources Ltd. APF now has a diversified portfolio of CBM projects in Alberta and Wyoming.

In executing its business plan, the Trust has focused on the importance of delivering a high and stable payout. The goal has always been to declare a monthly distribution that has the ability to be maintained in the near and medium term, yet also contributes funds to APF's capital programs. Historically, this has led to APF paying out approximately 86% of cash flow from operations. With an increased focus on the drill bit, APF remains committed to this policy, with an ultimate goal of achieving an 80% payout ratio. To the end of June 2004, the Trust's payout ratio for the year was 91%, with plans to reach the goal of 80% during 2005. To help achieve this target, the monthly distribution paid on July 15, 2004 was reduced to $0.16 per unit, from $0.175.

APF continued to advance its drilling program during the quarter, participating in 46 (16.9 net) wells with a 100% success rate. The level of drilling activity reflected a 44% increase over the same period last year and is expected to increase further in the second half of 2004. APF plans to outline the details of its revised budget, taking into account the new projects brought in as a result of the Great Northern acquisition, during the week of August 16, 2004.

APF is pleased to announce that John Howard has been appointed to the board of directors of the Trust's operating subsidiary, APF Energy Inc. Since graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta, Mr. Howard has had a distinguished 35-year career in the oil and gas industry, and held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Creek Energy Ltd., Chariot Energy Inc., Eastshore Energy Ltd., Trifecta Resources Inc. and Westrock Energy Ltd.

APF is also pleased to announce that Alan MacDonald, APF's current Vice President, Finance has also been appointed Chief Financial Officer. Mr. MacDonald has been with the Trust since August 2001 and has played a key role in APF's success and growth over the last three years.

Operations for the three months and six months ended June 30, 2004 which are summarized below include only one month of operations of the Great Northern assets.

FINANCIAL ($000, except per unit/boe amounts)	3 Months Ended June 30 2004	3 Months Ended June 30 2003 Restated[5]	6 Months Ended June 30 2004	6 Months Ended June 30 2003 Restated[5]
Net operating income	**30,581**	25,666	**57,077**	54,358
Per unit - basic	**$ 0.71**	$ 0.80	**$ 1.42**	$ 1.89
Per unit - diluted	**$ 0.64**	$ 0.79	**$ 1.28**	$ 1.89
Cash flow from operations	**25,557**	21,564	**48,557**	46,759
Per unit - basic	**$ 0.59**	$ 0.67	**$ 1.20**	$ 1.63
Per unit - diluted	**$ 0.54**	$ 0.67	**$ 1.09**	$ 1.62
Net income	**6,113**	20,977	**14,240**	34,665
Per unit - basic[3] & diluted	**$ 0.12**	$ 0.65	**$ 0.30**	$ 1.21
Distributions declared	**22,516**	18,916	**42,345**	31,982
Per unit	**$ 0.51**	$ 0.59	**$ 1.03**	$ 1.10
Bank debt	**190,000**	102,000	**190,000**	102,000
Payout ratio	**92%**	88%	**91%**	68%
Operating costs per boe	**$ 8.21**	$ 6.68	**$ 7.94**	$ 6.62
Operating netbacks per boe	**$ 23.22**	$ 22.46	**$ 22.99**	$ 25.06
Market				
Units outstanding (000)				
End of period	**53,461**	32,376	**53,461**	32,376
Weighted average - basic	**43,237**	32,191	**40,309**	28,696
Trust unit trading				
High	**$ 12.37**	$ 11.40	**$ 12.63**	$ 11.40
Low	**$ 11.18**	$ 9.30	**$ 10.32**	$ 9.30
Close	**$ 11.36**	$ 11.09	**$ 11.36**	$ 11.09
Average daily volume	**295,190**	200,200	**274,820**	152,450
OPERATIONS				
Daily production (average)				
Oil (bbl)	**6,347**	6,306	**6,226**	6,325
NGLs (bbl)	**582**	291	**503**	278
Gas (mcf)	**45,237**	35,758	**41,483**	32,271
Total (boe)	**14,469**	12,557	**13,643**	11,982
Realized commodity prices ($Cdn.)				
Oil (per bbl)	**$ 38.88**	$ 33.18	**$ 37.01**	$ 36.74
NGLs (per bbl)	**$ 37.82**	$ 30.09	**$ 36.12**	$ 34.03
Gas (per mcf)	**$ 7.04**	$ 6.95	**$ 7.00**	$ 7.26
Average (boe)[4]	**$ 40.59**	$ 36.12	**$ 39.50**	$ 39.74
Reference pricing				
WTI (U.S.$/bbl)	**$ 38.29**	$ 28.90	**$ 36.72**	$ 31.35
AECO gas ($Cdn./mcf)	**$ 6.80**	$ 6.99	**$ 6.71**	$ 7.46
Foreign Exchange ($U.S./$Cdn.)	**1.3595**	1.3984	**1.3387**	1.4541

(1) Net operating income is calculated as reported total oil and gas revenue net of royalties, add back non-cash derivative loss, less operating expenses for the period. Net operating income as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities.

(2) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and accrued interest on convertible debentures.

(3) Net income has been reduced by interest accrued on the convertible debentures.

(4) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5) *2003 comparative results have been restated for the three and six month periods ended June 30 to reflect the adoption of CICA Handbook Section 3110* "Asset Retirement Obligations", as well as section 3870, "Stock-based Compensation and Other Stock-based Payments"

OPERATIONS & DEVELOPMENT

Operations for the three months and six months ended June 30, 2004 which are summarized below include only one month of operations of the Great Northern assets.

PROPERTY HIGHLIGHTS

As a result of the acquisition of Great Northern in June, APF has reconfigured its business units which include the properties noted below:

- **Central Alberta** - APF's existing operations in Vermilion, Holmberg and Lloydminister and Great Northern's core properties at Innisfail, Wood River and Cadogan;
- **Southern Alberta** - APF's shallow gas operations at Countess, Retlaw, Turin, Enchant and Leahurst; Great Northern's properties in Robsart in southwest Saskatchewan;
- **Western Alberta** - Redwater and Paddle River;
- **Southeast Saskatchewan** -- Tatagwa, Queensdale, Arcola and Carlyle;
- **Coalbed Methane** - Powder River Basin, Wyoming; Mannville CBM in central Alberta; and Great Northern's Horseshoe Canyon CBM in southern and central Alberta.

Central Alberta
Production in the area increased from 2,150 boe/d during the first quarter to 7,300 boe/d by June 30, 2004 principally as a result of the Great Northern acquisition during the second quarter. Activity on existing APF lands, which typically occur during the first and fourth quarters as a result of surface access issues, was minimal. The same surface conditions resulted in lower heavy oil volumes of approximately 140 bbl/d.

Prior to closing the acquisition, Great Northern drilled 4 (2.4 net) gas wells in this region. With the integration of the Great Northern assets into APF's operations now complete, APF is finalizing its drilling plans on these lands for the second half of the year.

Southern Alberta
Production from the area increased 17% from the end of the first quarter, climbing from 3,000 boe/d to an average of 3,500 boe/d as a result of the inclusion of Great Northern's Robsart assets and APF's ongoing development initiatives.

During the second quarter, APF participated in seven (1.8 net) wells, resulting in five (1.1 net) oil wells and two (0.7 net) gas wells in the Retlaw/Turin area. APF also completed several tie-ins of wells that were drilled in the first quarter. In aggregate, APF's development activities resulted in 220 boe/d of new production, on capital expenditures of $1.7 million.

APF drilling plans for the second half of 2004 include targeting shallow horizons at Countess and Retlaw and deep prospects at Countess, Turin and Carmangay.

Southeast Saskatchewan
APF drilled five (1.7 net) horizontal Mississippian oil wells during the second quarter, with operations focused at Queensdale, Tatagwa and Arcola. Total capital expenditures were $1.1 million for the three month period. As a result of weather-related and surface access issues which unusually affected operations, some projects were moved into the third quarter. Production averaged 3,480 boe/d for the quarter.

Western Alberta
During the second quarter, APF participated in seven (1.4 net) wells, resulting in five (0.1 net) oil wells and two (1.3 net) gas wells at Redwater, Paddle River and Swan Hills. APF also recompleted two wells at Redwater for bypassed pay, tied-in one well at Redwater and another at Paddle River. In total, 330 boe/d of new production was brought on stream for $1.3 million, while production averaged 3,560 boe/d. APF acquired 10 net sections of land at Paddle River through Crown sales, with plans to conduct seismic operations to define drilling opportunities.

Coalbed Methane

APF substantially increased the pace of its CBM program during the quarter, with the drilling of 28 (12.13 net) wells in various project areas for a total cost of $1.06 million. The bulk of activity was focused in Wyoming, where, in addition to drilling 26 (10.13 net) wells, APF acquired production and interests in undeveloped land from partners for $4.80 million. Total current corporate CBM production is approximately 1,000 mcf/d, an increase of 33% from the previous quarter.

In Alberta, APF allocated most of its resources to the continued development of its Horseshoe Canyon ("HSC") prospects, where two (2.0 net) new wells were drilled and completed in the Trochu-Rowley area. Concurrently, production commenced from three (2.1 net) HSC wells that had been drilled earlier in the year. APF's acquisition of Great Northern has significantly added to the Trust's inventory of HSC lands.

	3 Months Ended June 30				6 Months Ended June 30			
	2004		**2003**		**2004**		**2003**	
Drilling Activity	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Oil	**14.0**	**2.6**	8.0	3.0	**17.0**	**3.3**	17.0	4.4
Gas	**4.0**	**2.2**	23.0	2.7	**18.0**	**9.2**	27.0	6.7
Coalbed methane	**28.0**	**12.1**	-	-	**37.0**	**16.3**	-	-
Other	-	-	1.0	0.0	-	-	4.0	0.2
Dry and abandoned	-	-	-	-	**1.0**	**1.0**	-	-
Total	**46.0**	**16.9**	**32.0**	**5.7**	**73.0**	**29.8**	**48.0**	**11.3**

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 9, 2004

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2004 and June 30, 2003. The financial information has been prepared in accordance with Canadian GAAP and is presented in Canadian dollars. Additional information relating to APF, including disclosures required under National Instrument 51-101 ("NI 51-101"), can be found in the APF's 2003 Annual Information Form ("AIF") on SEDAR at www.sedar.com or on APF's website at www.apfenergy.com.

PRODUCTION

Production volumes were 15% higher during the second quarter of 2004 compared to 2003, reflecting both corporate acquisitions and the success of the drilling program. Crude oil production remained flat, as drilling replaced production. Natural gas production increased 27% during the second quarter over the same period in 2003, reflecting the acquisitions of Great Northern Exploration Ltd ("Great Northern") in June of 2004, and Nycan Energy Corp. ("Nycan") in 2003. Exit production for the quarter was 18,174 boe/d.

	3 Months Ended June 30			6 Months Ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Light/medium crude oil (bbl/d)	**5,235**	5,220	-	**5,133**	5,424	(5)
Heavy oil (bbl/d)	**1,112**	1,086	2	**1,093**	901	21
Natural gas (mcf/d)	**45,237**	35,758	27	**41,483**	32,271	29
NGL (bbl/d)	**582**	291	100	**503**	278	81
Total (boe/d)	**14,469**	12,557	15	**13,643**	11,982	14
Production split						
Oil & NGLs	**48%**	53%	(9)	**49%**	55%	(11)
Natural Gas	**52%**	47%	10	**51%**	45%	13

MARKETING

For the three months ended June 30, 2004, APF's production mix was 48% crude oil and NGLs and 52% natural gas. Crude oil was sold under 30 day evergreen contracts while approximately 20% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 80% sold in the spot market. The production split reflects the natural gas weighted acquisitions of Great Northern and Nycan.

PRICES

During the second quarter of 2004, crude oil price realizations after derivatives increased 17% over the same quarter in 2003. The benchmark West Texas Intermediate ("WTI") price increased by 32% over the second quarter of 2003 while the U.S. dollar was 3% lower against the Canadian dollar at $1.3595 ($U.S./$Cdn.) over the same period. Natural gas realizations during the quarter increased by 1% from the same period in 2003, while the AECO price declined by 3% over the corresponding period. NYMEX futures contracts for the remainder of 2004 suggest crude oil prices will exceed 2003 levels, as geopolitical events continue to inject a premium into the price of crude oil in the commodity markets. APF expects gas prices during 2004 to remain consistent with or exceed 2003 levels as supply concerns continue to dominate the market.

Effective January 1, 2004, APF has segregated costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously, APF followed industry practice, which was to present revenues net of these costs. Accordingly, the June 30, 2003 comparative statements have been restated with these costs segregated, resulting in an increase to the gross price per unit.

	3 Months Ended June 30			6 Months Ended June 30		
Prices - After Derivatives ($Cdn.)	**2004**	2003	% Change	**2004**	2003	% Change
Light/medium crude oil (bbl)	$ **40.85**	$ 34.98	17	$ **38.65**	$ 38.22	1
Heavy oil (bbl)	**29.61**	24.48	21	**29.28**	27.88	5
Natural gas (mcf)	**7.04**	6.95	1	**7.00**	7.26	(4)
NGLs (bbl)	**37.82**	30.09	26	**36.12**	34.03	6
Total (boe)	$ **40.59**	$ 37.15	9	$ **39.50**	$ 39.74	(1)
Reference Pricing						
WTI ($U.S./bbl)	$ **38.29**	$ 28.90	32	$ **36.72**	$ 31.35	17
AECO gas ($Cdn./mcf)	$ **6.80**	$ 6.99	(3)	$ **6.71**	$ 7.46	(10)
Foreign exchange ($U.S./$Cdn.)	**1.3595**	1.3984	(3)	**1.3387**	1.4541	(8)

DERIVATIVES

Commodity prices are susceptible to market fluctuations. APF actively manages this risk by entering into derivative contracts to protect revenues from fluctuations in commodity prices. The use of derivatives is intended to provide stability to cash distribution levels by fixing the price of commodities on a portion of the production portfolio. One of the key assumptions in the preparation of APF's annual budget and estimate of annual distributions is commodity pricing. APF looks for opportunities to sell forward a portion of its production at, or better than, the commodity prices used in the budget process.

The impact of APF's realized derivatives during the second quarter of 2004 was to reduce revenues by $3.33 million, reducing the realized oil price by $4.47 per bbl and reducing the natural gas price by $0.18 per mcf. For the six months ended June 30, 2004 revenues were reduced by $4.36 million in total, with a per barrel revenue reduction of $4.13 for oil and liquids and a $0.04 increase in natural gas revenues per mcf.

Starting January 1, 2004, APF implemented the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships". Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to apply hedge accounting. Previously, APF only recognized hedging gains and losses as they were realized at the end of the contract. After review of the existing hedging relationships, it has been determined that APF's commodity, interest rate and foreign currency hedges do not qualify for hedge accounting. Estimated gains and losses on the contracts have been included in the statements of operations at June 30, 2004. APF's AECO natural gas hedges do qualify as effective, however the Trust has decided not to apply hedge accounting to these instruments, as management believes that the application of hedge accounting on certain transactions and not others would result in less transparent and potentially misleading financial information.

As of January 1, 2004, APF recorded $1.30 million for the mark-to-market value of the outstanding positions as a derivative liability and a $1.30 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.40 million loss for crude oil and natural gas, and a $0.90 million loss for interest rate swaps. At June 30, 2004 $0.65 million of the deferred loss had been recognized, with the remaining $0.65 million to be recognized during the remainder of 2004. At June 30, 2004 the fair value of the derivative instruments was a net liability of $6.14 million, including a $1.10 million loss relating to

derivatives acquired through the acquisition of Great Northern and been recorded as a derivative liability at June 30, 2004 and $4.36 million has been recorded as an expense on the statement of operations to reflect the change in fair values since December 31, 2003.

APF currently has the following derivative instruments in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Derivative Price
July to September 2004	Crude oil	Swap	3,767 bbls	$U.S. 31.95/bbl
July to October 2004	Natural gas	Swap	14,000 GJ	$Cdn. 5.79/GJ
July to October 2004	Natural gas	Swap	2,000 mmbtu	$U.S. 5.95/mmbtu
July to October 2004	Natural gas	Bought Put	5,000 GJ	$Cdn. 6.50/GJ
October to December 2004	Crude oil	Swap	3,600 bbls	$U.S. 32.61/bbl
November 2004 to March 2005	Natural gas	Sold Call	5,000 GJ	$Cdn. 11.80/GJ
January to March 2005	Crude oil	Swap	1,500 bbls	$U.S. 35.78/bbl
April to June 2005	Crude oil	Swap	667 bbls	$U.S. 36.66/bbl

In addition to commodity derivatives, APF has also entered into foreign currency derivative contracts in order to mitigate currency risk. The Trust has hedged $U.S. 30 million of revenue at a rate of $Cdn. 1.3416 or $U.S. 0.7454 for calendar 2004.

As of June 30, 2004, APF had the following fixed interest rates on a portion of its outstanding debt:

Term	Amount (000)	Interest rate
July 2004 to March 2007	$20,000	3.58% plus stamping fee
July 2004 to May 2006	$20,000	3.60% plus stamping fee
July 2004 to November 2005	$20,000	3.58% plus stamping fee

REVENUES

	3 Months Ended June 30				6 Months Ended June 30			
Oil and Gas		**% of**	Restated	% of		**% of**	Restated	% of
(000 except per boe amounts)	**2004**	**Total**	2003	Total	**2004**	**Total**	2003	Total
Light/medium crude oil sales	**$ 22,044**	**42**	$ 16,809	40	**$ 40,786**	**42**	$ 41,920	49
Heavy oil sales	**2,996**	**6**	$ 2,393	6	**5,823**	**6**	$ 2,389	3
Natural gas sales	**29,748**	**55**	22,847	55	**52,515**	**54**	43,921	50
NGL sales	**2,002**	**4**	796	2	**3,307**	**3**	1,710	2
Commodity price derivatives	**(3,328)**	**(6)**	(403)	(1)	**(4,355)**	**(4)**	(2,748)	(3)
Transportation	**(1,492)**	**(3)**	(1,166)	(3)	**(2,357)**	**(3)**	(1,823)	(2)
Other	**913**	**2**	600	1	**1,627**	**2**	1,009	1
Total Revenue	**52,883**	**100**	41,876	100	**97,346**	**100**	86,378	100
Per boe	**$ 40.16**		$ 36.65		**$ 39.21**		$ 39.83	

Revenues for the second quarter of 2004, net of hedging, were 26% higher than the comparable period in 2003, reflecting increased natural gas production combined with higher crude oil price realizations. Revenues for the six months ended June 30, were 13% higher in 2004 when compared to the previous corresponding period. Effective January 1, 2004, APF has segregated costs associated with transportation and selling crude oil, natural gas and NGLs. APF previously followed industry practice which was to present revenues net of these costs. Accordingly, June 30, 2003 comparative statements have been restated with these costs segregated.

ROYALTIES

During the second quarter, aggregate royalties as a percentage of net revenue were marginally higher at 21.7%, due to increases to the crown royalty reference rates and higher crude oil prices than during the same three month period last year.

	3 Months Ended June 30			6 Months Ended June 30		
(000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Crown royalties	**$ 7,336**	$ 5,125	43	**$ 12,762**	$ 10,260	24
Freehold royalties	**3,062**	2,754	11	**5,835**	5,866	(1)
Overriding royalties	**1,092**	702	56	**1,950**	1,547	26
Total royalties	**$ 11,490**	$ 8,581	34	**$ 20,547**	$ 17,673	16
% of revenue after derivatives	**21.7%**	20.5%	6	**21.1%**	20.5%	3
Per boe	**$ 8.73**	$ 7.51	16	**$ 8.28**	$ 8.15	2

OPERATING EXPENSES

Second quarter operating expenses per boe increased from $6.68 to $8.21 per barrel of oil equivalent, due to field optimization costs on newly-acquired properties and higher energy costs over the period. APF anticipates that operating costs will approximate $8.00 per barrel for the remainder of the year, as new field optimization initiatives on the Great Northern properties are initiated to increase production and reduce operating expenses.

	3 Months Ended June 30			6 Months Ended June 30		
		Restated			Restated	
(000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Operating expenses	**$ 10,812**	$ 7,629	42	**$ 19,722**	$ 14,347	37
Per boe	**$ 8.21**	$ 6.68	23	**$ 7.94**	$ 6.62	20

OPERATING NETBACKS

Operating netbacks for the three month period ended June 30 increased 3% over the same period in 2003, with higher commodity prices being partially offset by increased royalties and operating expenses.

	3 Months Ended June 30			6 Months Ended June 30		
($ per boe)	**2004**	2003	% Change	**2004**	2003	% Change
Net revenue						
(after commodity price derivative)	**$ 40.16**	$ 36.65	10	**$ 39.21**	$ 39.83	(2)
Royalties	**(8.73)**	(7.51)	16	**(8.28)**	(8.15)	2
Operating costs	**(8.21)**	(6.68)	23	**(7.94)**	(6.62)	20
Netback	**$ 23.22**	$ 22.46	3	**$ 22.99**	$ 25.06	(8)

GENERAL AND ADMINISTRATIVE

General and administrative costs increased in both absolute and per boe terms over the same period in 2003. The increase over the prior year is due to costs associated with the increase in staff commensurate with the growth of APF.

	3 Months Ended June 30			6 Months Ended June 30		
(000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
General and administrative	**$ 2,877**	$ 2,335	23	**$ 4,716**	$ 3,709	27
Per boe	**$ 2.19**	$ 2.04	7	**$ 1.90**	$ 1.71	11

INTEREST

Interest expense for the three and six months ended June 30, 2004 increased by 21% and 2% respectively, in absolute terms over the same periods in 2003, reflecting the additional debt associated with the acquisition of Great Northern.

	3 Months Ended June 30			6 Months Ended June 30		
(000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Interest	**$ 1,278**	$ 1,053	21	**$ 2,255**	$ 2,207	2
Per boe	**$ 0.97**	$ 0.92	5	**$ 0.91**	$ 1.02	(11)

DEPLETION, DEPRECIATION AND AMORTIZATION

Depletion, depreciation and amortization ("DD&A") increased by 68% and 57%, respectively, on a per boe basis for the three and six months ended from the corresponding periods in 2003. The increases over the prior periods are attributable to the increased plant, property and equipment values due to the asset retirement obligation adoption and the impact of corporate acquisitions completed during 2003 and 2004. June 30, 2003 comparative DD&A has been restated to reflect the impact of adopting the asset retirement obligation.

	3 Months Ended June 30			6 Months Ended June 30		
		Restated			Restated	
(000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Depletion, depreciation and accretion	**$ 23,833**	$ 12,346	93	**$ 40,866**	$ 22,886	79
Per boe	**$ 18.10**	$ 10.80	68	**$ 16.46**	$ 10.50	57

COMPENSATION EXPENSE

APF has prospectively adopted the CICA Handbook Section 3870 – "Stock Based Compensation". Under the transitional adoption rules, companies that prospectively adopted at December 31, 2003 are only required to recognize compensation expense for those options granted during 2003 and later, with proforma disclosure of options granted during 2002. Comparative compensation expense at June 30, 2003 has been restated as the standard was adopted during the fourth quarter of 2003, with restatement of prior periods during the year.

For the three month period ended June 30, 2004, APF experienced a recovery of $0.06 million of previously recognized compensation expense. The recovery primarily relates to previously recognized compensation expense on rights that have been forfeited by former employees of APF.

	3 Months Ended June 30			6 Months Ended June 30		
		Restated			Restated	
(000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Compensation expense	**$ (58)**	$ 217	(127)	**$ 199**	$ 225	(12)
Per boe	**$ (0.04)**	$ 0.19	(120)	**$ 0.08**	$ 0.10	(20)

TAXES

Saskatchewan capital tax and federal large corporation tax increased by 18% during the three month period ended June 30, 2004, reflecting the increase in taxable capital after the acquisition of Great Northern.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy.

During the second quarter, APF recorded a recovery of income taxes of $6.50 million compared to a future tax recovery (restated) of $11.95 million in 2003, leaving a balance of $101.62 million in future income taxes at June 30, 2004. 2003 future income taxes have been restated to reflect the adoption of the Asset Retirement Obligation ("ARO"). For the three and six months ended June 30, 2003, the effect of the restatement was to decrease future income taxes by $0.03 million and $0.08 million respectively.

	3 Months Ended June 30			6 Months Ended June 30		
		Restated			Restated	
(000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Capital and other taxes	**$ 811**	$ 689	18	**$ 1,416**	$ 1,525	(7)
Per boe	**$ 0.62**	$ 0.60	3	**$ 0.57**	$ 0.70	(19)
Recovery of future income taxes	**$ (6,497)**	$ (11,951)	(46)	**$ (12,104)**	$ (10,859)	11

NET INCOME

Net income decreased by 71% from $20.98 million or $0.65 per trust unit ($0.65 diluted) to $6.11 million or $0.12 per trust unit ($0.12 diluted) for the three months ended June 30, 2003 and 2004 respectively. The decrease is attributable to the excess of operating expenses and increased DD&A over revenue increases to June 30, 2004.

Summary of Quarterly Results

($000, except per	**2004**		2003 (Restated)				2002 (Restated)		
unit amounts)	**Q1**	**Q2**	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Revenue - net	**32,141**	**39,169**	35,410	33,295	39,970	39,110	16,941	21,495	26,204
Net income	**8,127**	**6,113**	13,687	20,977	11,552	(3,166)	2,444	4,459	5,493
Per unit - basic ($)	**0.19**	**0.12**	0.54	0.65	0.32	(0.09)	0.14	0.22	0.25
Per unit - diluted ($)	**0.19**	**0.12**	0.54	0.65	0.31	(0.09)	0.14	0.22	0.25

Revenues have increased commensurate with production which is attributable to the development initiatives and corporate acquisitions completed throughout 2002, 2003 and 2004. Per unit income decreased during the second quarter due to an increase in DD&A from the previous quarter. Per unit income decreased during 2004 due to increases in DD&A, the impact of the ARO on DD&A and the recognition of hedging losses during the second quarter of 2004. The loss during the fourth quarter of 2003 is attributable to the impact of the Short Term Incentive Plan ("STIP") as well as weakened commodity prices, which improved during the second quarter of 2004.

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

Capital expenditures for the quarter totalled $302.65 million, dominated by the $291.08 million acquisition of Great Northern. With the successful completion of the Great Northern acquisition, APF expects its capital development program will increase significantly during the second half of the year and will be funded through a combination of cash flow and distribution re-investment proceeds.

	3 Months Ended June 30		6 Months Ended June 30	
(000)	**2004**	2003	**2004**	2003
Corporate acquisitions	**$ 291,084**	$ 47,495	**$ 291,084**	$ 104,641
Property acquisitions	**5,648**	7,165	**6,573**	7,488
Land acquisitions	**1,332**	65	**2,764**	380
Seismic	**389**	380	**1,123**	584
Drilling and completions	**3,431**	3,619	**10,991**	7,580
Production facilities	**728**	1,513	**2,557**	2,517
Other	**38**	150	**318**	233
Subtotal	**$ 302,650**	$ 60,387	**$ 315,410**	$ 123,423
Dispositions	**-**	(262)	**(199)**	(262)
Net capital expenditures	**$ 302,650**	$ 60,125	**$ 315,211**	$ 123,161

CASH DISTRIBUTIONS

Cash distributions during the second quarter of 2004 were $22.52 million, or $0.51 per trust unit, compared to $18.92 million or $0.59 per trust unit during the second quarter of 2003. The payout ratio, after adjusting for accumulated interest on the outstanding convertible debentures, was 92% for the second quarter, during which period APF funded $1.20 million of operations from cash flow (2003 – $2.00 million). For the six month period ended June 30, 2004, cash distributions totalled $42.35 million (2003 – $31.98 million), resulting in a payout ratio of 92% (2003 – 68%). For the remainder of 2004, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target range of 10% to 20%, working ultimately towards an 80% payout ratio.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004 APF had a revolving term credit facility in the amount of $200 million, of which $190 million was drawn (2003 - $98 million). The facility may be drawn down or repaid at any time, and there are no scheduled repayment terms.

At June 30, 2004, the balance of convertible debentures net of conversions was $48.56 million (2003 – $nil).

At June 30, 2004 APF had a working capital deficit of approximately $7.85 million, compared to a working capital deficit of $10.25 million at December 31, 2003. The improvement in APF's working capital position is attributable to cash management initiatives and is also consistent with the cyclical nature of the business. Management anticipates the working capital position will continue to improve as the full impact of the Great Northern acquisition is realized.

UNITHOLDERS' EQUITY

At June 30, 2004, APF had 53.46 million Trust units outstanding (2003 – 32.38 million) and a market capitalization of approximately $600 million (2003 – $358 million). Stated units outstanding include 0.64 million units being held in reserve at June 30, 2004, which were issued in July, 2004, in association with the completion of the acquisition of Great Northern.

APF issued 0.77 million Trust units (2003 – nil) in the second quarter, pursuant to the Premium Distribution Reinvestment Plan ("Premium DRIP"), generating $8.70 million in proceeds. During the first six months of 2004, APF issued 1.51 million Trust units (2003 – nil) for total proceeds of $17.20 million (2003 – $nil) in respect of the Premium DRIP.

On February 4, 2004, APF closed the issue of 4.78 million Trust units at a price of $11.60 per Trust unit for gross proceeds of $55.40 million. The proceeds of this offering were initially used to fund working capital and pay down debt, and later deployed towards the cash portion of the Great Northern acquisition.

On June 4, 2004, APF issued 12.23 million Trust units at $12.18 per Trust unit for the acquisition of Great Northern.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in APF's quarterly report for the three months ended March 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

No changes have been made to the Critical Accounting Estimates as stated in APF's quarterly report for the three months ended March 31, 2004.

OUTLOOK

APF is an industry leader in adopting a full cycle development business model and is committed to complementing its effective acquisition strategy with a program of acquiring land and exploiting its land base through drilling, recompletions and field optimizations.

APF will continue to accelerate the pace of its CBM program with particular focus on its inventory of Horseshoe Canyon prospects. With low production declines and the potential for higher rates of return than conventional gas production, CBM presents a very attractive opportunity that is ideally suited for the trust structure.

APF's revised capital expenditure budget for the balance of 2004 is currently being finalized and will reflect the new projects brought in as a result of the Great Northern acquisition. APF expects the drilling activity during the second half of 2004 to be considerably higher than that experienced during the first six months of the year.

DISCLAIMER

Certain statements in this document are "forward-looking statements" including outlook on oil and gas prices, royalty rates, operating expenses, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involving the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF Energy Trust and APF Energy Inc. These risks include, but are not limited to: the risks of the oil and gas industry (e.g., operational risks in exploration for; development and production of crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); risks in conducting foreign operations (e.g., political and fiscal instability in nations where APF Energy does business); the possibility that government policies may change or governmental approvals may be delayed or withheld; and price and exchange rate fluctuations. These and other risks are described in APF Energy's reports that are on file with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors and management's course of action would depend upon its assessment of the future considering all information then available. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to APF or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. APF assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CONSOLIDATED BALANCE SHEETS

(unaudited) (000's except per unit amounts)	June 30, 2004	December 31, 2003 Restated (note 2)
ASSETS		
Current assets		
Cash	$ 3,682	$ 1,381
Accounts receivable	44,070	27,542
Deferred derivative loss (note 6)	655	-
Other current assets	4,931	3,506
	53,338	32,429
Asset retirement fund	3,151	2,342
Goodwill	118,479	48,230
Property, plant and equipment	676,495	413,706
	$ 851,463	$ 496,707
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 46,589	$ 36,711
Derivative liabilities (note 6)	6,144	-
Cash distribution payable	8,451	5,963
	61,184	42,674
Future income taxes	101,624	63,991
Long-term debt (note 8)	190,000	98,000
Asset retirement obligation (note 5)	30,625	21,803
	383,433	226,468
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 7)	552,837	324,317
Contributed surplus	1,097	1,241
Accumulated earnings	94,135	79,895
Accumulated cash distributions (note 3)	(221,708)	(179,363)
Convertible debentures	46,247	46,466
Accumulated interest on convertible debentures	(4,578)	(2,317)
	468,030	270,239
	$ 851,463	$ 496,707

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(unaudited) (000's except per unit amounts)	Three months ended June 30 2004	 2003 Restated (note 2)	Six months ended June 30 2004	 2003 Restated (note 2)
REVENUE				
Oil and gas	**$ 57,703**	$ 43,445	**$ 104,058**	$ 90,949
Realized derivative loss - net	**(3,328)**	(403)	**(4,355)**	(2,748)
Non-cash derivative loss - net	**(2,224)**	-	**(5,489)**	-
Royalties expense, net of ARTC	**(11,490)**	(8,581)	**(20,547)**	(17,673)
Transportation	**(1,492)**	(1,166)	**(2,357)**	(1,823)
	39,169	33,295	**71,310**	68,705
EXPENSES				
Operating	**10,812**	7,629	**19,722**	14,347
General and administrative	**2,877**	2,335	**4,716**	3,709
Interest on long-term debt	**1,278**	1,053	**2,255**	2,207
Depletion, depreciation and accretion	**23,833**	12,346	**40,866**	22,886
Stock-based compensation expense (note 7)	**(58)**	217	**199**	225
Capital and other taxes	**811**	689	**1,416**	1,525
	39,553	24,269	**69,174**	44,899
Income before future income taxes	**(384)**	9,026	**2,136**	23,806
Recovery of future income taxes	**(6,497)**	(11,951)	**(12,104)**	(10,859)
Net income	**6,113**	20,977	**14,240**	34,665
Accumulated earnings beginning of period, as reported	**88,022**	49,197	**78,637**	35,589
Retroactive application of change in accounting policy (note 2)	**-**	80	**1,258**	-
Accumulated earnings end of period, as restated	**$ 94,135**	$ 70,254	**$ 94,135**	$ 70,254
Net income per unit - basic[1] & diluted	**$ 0.12**	$ 0.65	**$ 0.30**	$ 1.21

(1) Net income has been reduced by interest accrued on the convertible debentures.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) **(000's except per unit amounts)**	**3 months ended June 30** **2004**	 2003 Restated (note 2)	**6 months ended June 30** **2004**	 2003 Restated (note 2)
Cash provided by (used in)				
Operating activities				
Net income for the period	**$ 6,113**	$ 20,977	**$ 14,240**	$ 34,665
Items not affecting cash				
Depletion, depreciation and accretion	**23,833**	12,346	**40,866**	22,886
Future income taxes	**(6,497)**	(11,951)	**(12,104)**	(10,859)
Non-cash derivative loss - net	**2,224**	-	**5,489**	-
Stock-based compensation expense	**(58)**	217	**199**	225
Asset retirement expenditures (note 5)	**(58)**	(25)	**(133)**	(158)
	25,557	21,564	**48,557**	46,759
Net change in non-cash working capital items				
Accounts receivable	**(1,465)**	3,796	**(2,421)**	3,244
Other current assets	**(530)**	(9,786)	**(727)**	(9,544)
Accounts payable and accrued liabilities	**(3,846)**	(360)	**(7,269)**	1,339
Due to APF Management	**-**	-	**-**	(3,923)
	(5,841)	(6,350)	**(10,417)**	(8,884)
Asset retirement fund contribution - net	**(458)**	(458)	**(809)**	(808)
	19,258	14,756	**37,331**	37,067
Investing activities				
Purchase of Great Northern (note 4)	**(65,553)**	-	**(65,553)**	-
Purchase of Hawk Oil	**-**	-	**-**	(3,456)
Purchase of Nycan Energy	**-**	(34,287)	**-**	(34,287)
Additions to property, plant and equipment	**(5,919)**	(5,726)	**(17,753)**	(11,293)
Purchase of oil and natural gas properties	**(5,648)**	(7,165)	**(6,573)**	(7,488)
Proceeds on sale of properties	**-**	262	**199**	262
Changes in non-cash working capital - investing items	**449**	740	**(2,518)**	(817)
	(76,671)	(46,176)	**(92,198)**	(57,079)
Financing activities				
Issue of units for cash	**9**	55,642	**55,396**	55,670
Issue of units under DRIP	**8,702**	-	**17,197**	-
Issue of units for cash upon exercise of stock options	**1,272**	427	**1,781**	841
Interest on convertible debentures	**(1,135)**	-	**(2,261)**	-
Unit issue costs	**(149)**	(3,072)	**(3,214)**	(3,293)
(Repayment)/proceeds on issue of long-term debt - net	**71,126**	(3,870)	**28,126**	(2,770)
Cash distributions	**(22,516)**	(18,916)	**(42,345)**	(31,982)
Changes in non-cash working capital financing items	**3,047**	1,484	**2,488**	2,910
	60,356	31,695	**57,168**	21,376
Change in cash during the period	**2,943**	275	**2,301**	1,364
Cash - Beginning of period	**739**	2,039	**1,381**	950
Cash - End of period	**$ 3,682**	$ 2,314	**$ 3,682**	$ 2,314

Supplemental information (note 9)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003 (unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in Note 2 below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2003.

2. Change in Accounting Policy

Asset Retirement Obligations
During the first quarter of 2004, APF adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" (ARO). This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets. This liability would be comprised of APF's net ownership interest in producing wells and processing plant facilities. The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property, plant and equipment. The depreciation of property, plant and equipment is allocated to expense on the unit-of-production basis. The liability is increased each reporting period for the fair value of any new future site reclamation costs and the corresponding accretion on the original provision. The accretion is charged to earnings in the period incurred. The provision will also be revised for any changes to timing related to cash flows or undiscounted reclamation costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligation to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

Previously, APF recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

As a result of adopting the new standard, at December 31, 2003, the ARO increased to $21.80 million, PP&E net of accumulated depletion increased by $12.42 million and the future income tax liability decreased by $0.23 million. Opening accumulated earnings as at January 1, 2004 increased by $1.26 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision and future income taxes, on the asset retirement obligation recorded retroactively to 1996, the inception of the Trust.

Comparative statements of operations and accumulated earnings were also restated as at June 30, 2003. Depletion, accretion and amortization decreased by $0.09 million and future tax expense increased by $0.03 million for the three month period ended June 30, 2004. Depletion, accretion and amortization decreased by $0.22 million and future tax expense increased by $0.08 million for the six month period ended June 30, 2004.

Derivatives Accounting
Effective January 1, 2004 APF implemented CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003.

The new guideline addresses hedging transactions for the purposes of applying hedge accounting and establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. APF is not applying hedge accounting to its hedging relationships.

As of January 1, 2004, APF recorded $1.3 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $1.3 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.4 million loss for crude oil and natural gas, and a $0.9 million loss for interest rate swaps.

The guideline requires that all derivative instruments be measured at fair value and recorded on the balance sheet as an asset or liability. AcG-13 also requires that all changes to fair value be recognized in earnings in the period, regardless of whether or not the contract has been settled. All derivative contracts entered into by APF subsequent to January 1, 2004 have been recorded as either a deferred derivative asset or liability on the balance sheet with a corresponding unrealized derivative gain or loss on the income statement.

Refer to Note 6 for additional disclosures relating to these derivatives.

3. Cash Distributions

	3 months ended June 30		6 months ended June 30	
(000's except for per unit amounts)	**2004**	2003	**2004**	2003
		Restated (note 2)		Restated (note 2)
Oil and gas sales	**$ 57,703**	$ 43,042	**$ 104,058**	$ 88,201
Realized derivative loss - net	**(3,328)**	-	**(4,355)**	-
Transportation	**(1,492)**	(1,166)	**(2,357)**	(1,823)
Gross overriding royalties and lessor's royalties	**(4,154)**	(3,456)	**(7,785)**	(7,413)
	48,729	38,420	**89,561**	78,965
Operating costs	**10,812**	7,629	**19,722**	14,347
General and administrative	**2,647**	2,114	**4,377**	3,138
Debt service charges	**1,278**	1,053	**2,255**	2,207
Abandonment fund contribution	**516**	483	**942**	966
Capital and other taxes	**811**	689	**1,416**	1,525
Operations funded from cash flow	**1,204**	1,997	**2,686**	13,641
	17,268	13,965	**31,398**	35,824
Income subject to the Royalty	**31,461**	24,455	**58,163**	43,141
99% of income subject to the Royalty	**31,145**	24,210	**57,579**	42,710
Crown charges, net of the Alberta Royalty Tax Credit	**(7,263)**	(5,074)	**(12,634)**	(10,157)
Interest on convertible debentures	**(1,135)**	-	**(2,261)**	-
General and administrative costs of the Trust	**(231)**	(220)	**(339)**	(571)
Cash distributed and available to be distributed	**22,516**	18,916	**42,345**	31,982
Cash distributed to date	**14,065**	12,441	**33,894**	25,507
Cash distribution payable	**$ 8,451**	$ 6,475	**$ 8,451**	$ 6,475
Actual cash distribution declared per unit	**$ 0.51**	$ 0.59	**$ 1.03**	$ 1.10
Opening accumulated cash distributions	**$ 199,192**	$ 123,716	**$ 179,363**	$ 110,650
Distribution declared and paid	**14,065**	12,441	**33,894**	25,507
Distribution declared and payable	**8,451**	6,475	**8,451**	6,475
Closing accumulated cash distributions	**$ 221,708**	$ 142,632	**$ 221,708**	$ 142,632

4. Acquisition of Great Northern Exploration Ltd.

Effective June 4, 2004, APF acquired all of the issued and outstanding shares of Great Northern Exploration Ltd. ("Great Northern"). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

($000)

Net assets acquired at assigned values:	
Working capital deficiency	(4,857)
Property, plant and equipment	255,941
Undeveloped land and seismic	22,943
Goodwill	70,248
Debt assumed	(63,874)
Financial derivatives	(1,103)
Asset retirement obligation	(7,866)
Future income taxes	(49,084)
Net assets acquired	**222,348**

Financed by:	
Trust units	156,795
Cash	63,398
Acquisition costs	2,155
Purchase price	**222,348**

Of the $156.80 million in Trust units issued for partial consideration, 0.64 million units, representing $7.78 million, were held in reserve at June 30, 2004 and were issued during the month of July, 2004.

5. Asset Retirement Obligations

Management has estimated the total future asset retirement obligation based on APF's net ownership interest in all wells and facilities. Included in this estimate are costs to abandon and reclaim wells and facilities, and the estimated timing for when these reclamation activities will occur in the future.

($000)	
Asset retirement obligation at December 31, 2003	**$ 21,803**
Liabilities acquired	7,866
Liabilities incurred	317
Liabilities settled	(133)
Accretion expense	772
Asset retirement obligation at June 30, 2004	**$ 30,625**

The undiscounted amount of estimated cash flows required to settle the obligation is $104.60 million (June 30, 2003 - $68.70 million). The estimated cash flows have been discounted using a credit-adjusted risk free rate of 8% and an inflation rate of 1.5%. The expected years until settlement range from a minimum of 5 years to a maximum of 50 years, costs will be provided through the fund reserved for site reclamation and abandonment. The retirement fund is currently funded at $0.52 million per quarter through the operating resources of APF.

6. Financial Derivatives

Derivative liabilities

($000)

Derivative asset (liability) at December 31, 2003	-
Crude oil	(1,395)
Natural gas	995
Foreign Currency	-
Interest rate	(900)
Derivative liability at January 1, 2004	**(1,300)**
Derivative contract acquired	(1,103)
Change in fair value of dervative contracts	(3,741)
Derivative liability at June 30, 2004	**(6,144)**

Deferred derivative loss (gain) at December 31, 2003	-
Crude oil	1,395
Natural gas	(995)
Foreign Currency	-
Interest rate	900
Deferred derivative loss at January 1, 2004	**1,300**
Derivative instruments settled	(645)
Deferred derivative loss at June 30, 2004	**655**

7. Unitholders' Equity

	June 30, 2004		December 31, 2003	
Trust Units	**Units (000)**	**($000)**	Units (000)	($000)
Balance - Beginning of period	**34,074**	**324,317**	22,942	214,405
Issued to acquire Great Northern	**12,235**	**149,017**	-	-
Units held in reserve (note 4)	**639**	**7,783**	-	-
Issued to acquire Hawk Oil	-	-	3,990	37,710
Issued to acquire CanScot	-	-	1,342	15,433
Issued for cash	**4,775**	**55,396**	5,352	55,670
Cost of units issued	-	**(3,214)**	-	(3,467)
Distribution reinvestment program	**1,513**	**17,197**	141	1,602
Issued on conversion of debentures	**19**	**219**	108	1,215
Issued on exercise of options/rights	**205**	**1,781**	199	1,749
Allocated from contributed surplus	-	**341**	-	-
	53,461	**552,837**	34,074	324,317

The per unit calculations for the three and six month periods ended June 30, 2004 were based on weighted average trust units outstanding of 43.24 million (June 30, 2003 – 32.19 million) and 40.32 million (June 30, 2003 – 28.70 million), respectively. In computing diluted net income per unit, 4.39 million units were added to the weighted average number of units outstanding during the period ended June 30, 2004 (June 30, 2003 – 0.10 million), reflecting the dilutive effect of employee options and rights and the convertible debentures for both the three and six month periods ended June 30, 2004.

During the six month period ended June 30, 2004, no options were granted to employees to purchase trust units. A summary of the Options Plan at June 30, 2004 and December 31, 2003 is as follows:

	June 30, 2004		December 31, 2003	
Trust Unit Options	**Options (000)**	**Weighted Average Price ($)**	Options (000)	Weighted Average Price ($)
Balance- Beginning of period	126	9.59	244	9.13
Granted	-	-	-	-
Exercised	(28)	9.28	(107)	8.55
Cancelled	-	-	(11)	9.42
Balance - End of period	98	9.68	126	9.59
Exercisable - End of period	98	9.68	60	9.48

During the six month period ended June 30, 2004, 0.66 million trust unit rights were granted to employees and directors. A summary of the Rights Plan at June 30, 2004 and December 31, 2003 is as follows:

	June 30, 2004		December 31, 2003	
Trust Unit Rights	**Rights (000)**	**Weighted Average Price ($)**	Rights (000)	Weighted Average Price ($)
Balance - Beginning of period	1,824	9.09	429	9.37
Granted	655	12.17	1,538	9.78
Exercised	(176)	8.62	(92)	9.05
Cancelled	(183)	9.58	(51)	9.67
Balance - Before price reduction	2,120	10.04	1,824	9.72
Reduction of exercise price	-	(0.38)	-	(0.63)
Balance - End of period	2,120	9.66	1,824	9.09
Exercisable - End of period	423	9.33	47	8.58

For the six months ended June 30, 2004, APF recorded compensation expense of $0.20 million relating to rights granted during 2003. For rights granted in 2002, APF has elected to disclose pro forma results as if CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments" had been applied retroactively. At June 30, 2004, proforma net income and earnings per share would not be materially different from those disclosed in the consolidated statements of operations and accumulated earnings at June 30, 2004 and 2003.

8. Long Term Debt

In conjunction with the closing of the Great Northern acquisition, APF's lenders increased the borrowing base under the revolving term credit facility to $200 million (2003 – $150 million).

9. **Supplemental Information for the Statements of Cash Flows**

	3 Months Ended June 30		6 Months Ended June 30	
($000)	**2004**	2003	**2004**	2003
Cash payments related to certain items				
Interest	**1,200**	1,077	**2,037**	1,992
Interest on debentures	**-**	-	**2,664**	-
Interest rate swap settlement	**96**	-	**268**	-
Distributions to unitholders	**21,008**	17,432	**39,857**	29,071
Capital and other taxes	**864**	881	**1,364**	2,045

<u>For Further Information Please Contact</u>

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

FORM 52-109FT2 - Certification of Interim Filings During Transition Period

I, Martin Hislop, Chief Executive Officer of APF Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2004

Martin Hislop
Chief Executive Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

FORM 52-109FT2 - Certification of Interim Filings During Transition Period

I, Alan MacDonald, Chief Financial Officer of APF Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August _____, 2004

Alan MacDonald
Chief Financial Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

Exemption Order 82-5166


APF ENERGY

For the Period Ended June 30, 2004

Second Quarter

Overview

The highlight of the second quarter was the completion of the largest acquisition in APF's history: the purchase of Great Northern Exploration Ltd. ("Great Northern") for approximately $291 million. The gas-levered transaction added three new core areas with significant development and exploration potential and brought additional high-quality inventory to the Trust's coalbed methane ("CBM") platform. Current daily production stands at approximately 18,200 boe, of which 52% is natural gas.

Since inception, APF has strived to be innovative in the way it approaches its business.

- The Trust was the first in the sector to establish a policy of using a significant portion of its cash flow to fund a portion of its capital program and to make acquisitions;
- APF has been an industry leader in adopting more of a full-cycle approach, complementing its effective acquisition strategy with a successful and increasingly active drilling program;
- APF was a pioneer among the trusts in recognizing the potential of CBM and has established a dedicated team through the 2003 acquisition of CanScot Resources Ltd. APF now has a diversified portfolio of CBM projects in Alberta and Wyoming.

In executing its business plan, the Trust has focused on the importance of delivering a high and stable payout. The goal has always been to declare a monthly distribution that has the ability to be maintained in the near and medium term, yet also contribute funds to APF's capital programs. Historically, this has led to APF paying out approximately 86% of cash flow from operations. With an increased focus on the drill bit, APF remains committed to this policy, with an ultimate goal of achieving an 80% payout ratio. To the end of June 2004, the Trust's payout ratio for the year was 91%, with plans to reach the goal of 80% during 2005. To help achieve this target, the monthly distribution paid on July 15, 2004 was reduced to $0.16 per unit, from $0.175.

APF continued to advance its drilling program during the quarter, participating in 46 (16.9 net) wells with a 100% success rate. The level of drilling activity reflected a 44% increase over the same period last year and is expected to increase further in the second half of 2004. APF plans to outline the details of its revised budget, taking into account the new projects brought in as a result of the Great Northern acquisition, during the week of August 16, 2004.

APF is pleased to announce that John Howard has been appointed to the board of directors of the Trust's operating subsidiary, APF Energy Inc. Since graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta, Mr. Howard has had a distinguished 35-year career in the oil and gas industry, and held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Creek Energy Ltd., Chariot Energy Inc., Eastshore Energy Ltd., Trifecta Resources Inc. and Westrock Energy Ltd.

APF is also pleased to announce that Alan MacDonald, APF's current Vice President, Finance has also been appointed Chief Financial Officer. Mr. MacDonald has been with the Trust since August 2001 and has played a key role in APF's success and growth over the last three years.

Summary of Operating & Financial Results

Operations for the three months and six months ended June 30, 2004 which are summarized below include only one month of operations of the Great Northern assets.

FINANCIAL ($000, except per unit/boe amounts)	Three Months Ended June 30 2004	2003 Restated (5)	Six Months Ended June 30 2004	2003 Restated (5)
Net operating income (1)	**30,581**	25,666	**57,077**	54,358
Per unit - basic	**$0.71**	$0.80	**$1.42**	$1.89
Per unit - diluted	**$0.64**	$0.79	**$1.28**	$1.89
Cash flow from operations (2)	**25,557**	21,564	**48,557**	46,759
Per unit - basic	**$0.59**	$0.67	**$1.20**	$1.63
Per unit - diluted	**$0.54**	$0.67	**$1.09**	$1.62
Net income	**6,113**	20,977	**14,240**	34,665
Per unit - basic (3) & diluted	**$0.12**	$0.65	**$0.30**	$1.21
Distributions declared	**22,516**	18,916	**42,345**	31,982
Per unit	**$0.51**	$0.59	**$1.03**	$1.10
Bank debt	**190,000**	102,000	**190,000**	102,000
Payout ratio	**92%**	88%	**91%**	68%
Operating costs per boe	**$8.21**	$6.68	**$7.94**	$6.62
Operating netbacks per boe	**$23.22**	$22.46	**$22.99**	$25.06
MARKET				
Units outstanding (000)				
End of period	**53,461**	32,376	**53,461**	32,376
Weighted average - basic	**43,237**	32,191	**40,309**	28,696
Trust unit trading				
High	**$12.37**	$11.40	**$12.63**	$11.40
Low	**$11.18**	$9.30	**$10.32**	$9.30
Close	**$11.36**	$11.09	**$11.36**	$11.09
Average daily volume	**295,190**	200,200	**274,820**	152,450
OPERATIONS				
Daily production (average)				
Oil (bbl)	**6,347**	6,306	**6,226**	6,325
NGLs (bbl)	**582**	291	**503**	278
Gas (mcf)	**45,237**	35,758	**41,483**	32,271
Total (boe)	**14,469**	12,557	**13,643**	11,982
Realized commodity prices ($Cdn.)				
Oil (per bbl)	**$38.88**	$33.18	**$37.01**	$36.74
NGLs (per bbl)	**$37.82**	$30.09	**$36.12**	$34.03
Gas (per mcf)	**$7.04**	$6.95	**$7.00**	$7.26
Average (boe) (4)	**$40.59**	$36.12	**$39.50**	$39.74
Reference pricing				
WTI (U.S.$/bbl)	**$38.29**	$28.90	**$36.72**	$31.35
AECO gas ($Cdn./mcf)	**$6.80**	$6.99	**$6.71**	$7.46
Foreign Exchange ($U.S./$Cdn.)	**1.359**	1.398	**1.338**	1.454

(1) Net operating income is calculated as reported total oil and gas revenue net of royalties, add back non-cash derivative loss, less operating expenses for the period. Net operating income as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities.

(2) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and accrued interest on convertible debentures.

(3) Net income has been reduced by interest accrued on the convertible debentures.

(4) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5) 2003 comparative results have been restated for the three and six month periods ended June 30 to reflect the adoption of CICA Handbook Section 3110 "Asset Retirement Obligations", as well as section 3870, "Stock-based Compensation and Other Stock-based Payments"

Operations & Development

Operations for the three months and six months ended June 30, 2004 which are summarized below include only one month of operations of the Great Northern assets.

PROPERTY HIGHLIGHTS

As a result of the acquisition of Great Northern in June, APF has reconfigured its business units which include the properties noted below:

- **Central Alberta** - APF's existing operations in Vermilion, Holmberg and Lloydminster and Great Northern's core properties at Innisfail, Wood River and Cadogan;
- **Southern Alberta** - APF's shallow gas operations at Countess, Retlaw, Turin, Enchant and Leahurst; Great Northern's properties in Robsart in southwest Saskatchewan;
- **Western Alberta** - Redwater and Paddle River;
- **Southeast Saskatchewan** - Tatagwa, Queensdale, Arcola and Carlyle;
- **Coalbed Methane** - Powder River Basin, Wyoming; Mannville CBM in central Alberta; and Great Northern's Horseshoe Canyon CBM in southern and central Alberta.

Central Alberta

Production in the area increased from 2,150 boe/d during the first quarter to 7,300 boe/d by June 30, 2004 principally as a result of the Great Northern acquisition during the second quarter. Activity on existing APF lands, which typically occur during the first and fourth quarters as a result of surface access issues, was minimal. The same surface conditions resulted in lower heavy oil volumes of approximately 140 bbl/d.

Prior to closing the acquisition, Great Northern drilled four (2.4 net) gas wells in this region. With the integration of the Great Northern assets into APF's operations now complete, APF is finalizing its drilling plans on these lands for the second half of the year.

Southern Alberta

Production from the area increased 17% from the end of the first quarter, climbing from 3,000 boe/d to an average of 3,500 boe/d as a result of the inclusion of Great Northern's Robsart assets and APF's ongoing development initiatives.

During the second quarter, APF participated in seven (1.8 net) wells, resulting in five (1.1 net) oil wells and two (0.7 net) gas wells in the Retlaw/Turin area. APF also completed several tie-ins of wells that were drilled in the first quarter. In aggregate, APF's development activities resulted in 220 boe/d of new production, on capital expenditures of $1.7 million.

APF drilling plans for the second half of 2004 include targeting shallow horizons at Countess and Retlaw and deep prospects at Countess, Turin and Carmangay.

Southeast Saskatchewan

APF drilled five (1.7 net) horizontal Mississippian oil wells during the second quarter, with operations focused at Queensdale, Tatagwa and Arcola. Total capital expenditures were $1.1 million for the three month period. As a result of weather-related and surface access issues which unusually affected operations, some projects were moved into the third quarter. Production averaged 3,480 boe/d for the quarter.

Western Alberta

During the second quarter, APF participated in seven (1.4 net) wells, resulting in five (0.1 net) oil wells and two (1.3 net) gas wells at Redwater, Paddle River and Swan Hills. APF also recompleted two wells at Redwater for bypassed pay, tied-in one well at Redwater and another at Paddle River. In total, 330 boe/d of new production was brought on stream for $1.3 mil-

	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		**2004**		2003	
Drilling Activity	**Gross**	**Net**	Gross	Net	**Gross**	**Net**	Gross	Net
Oil	**14.0**	**2.6**	8.0	3.0	**17.0**	**3.3**	17.0	4.4
Gas	**4.0**	**2.2**	23.0	2.7	**18.0**	**9.2**	27.0	6.7
Coalbed methane	**28.0**	**12.1**	–	–	**37.0**	**16.3**	–	–
Other	–	–	1.0	–	–	–	4.0	0.2
Dry and abandoned	–	–	–	–	**1.0**	**1.0**	–	–
Total	**46.0**	**16.9**	32.0	5.7	**73.0**	**29.8**	48.0	11.3

lion, while production averaged 3,560 boe/d. APF acquired 10 net sections of land at Paddle River through Crown sales, with plans to conduct seismic operations to define drilling opportunities.

Coalbed Methane

APF substantially increased the pace of its CBM program during the quarter, with the drilling of 28 (12.13 net) wells in various project areas for a total cost of $1.06 million. The bulk of activity was focused in Wyoming, where, in addition to drilling 26 (10.13 net) wells, APF acquired production and interests in undeveloped land from partners for $4.80 million. Total current corporate CBM production is approximately 1,000 mcf/d, an increase of 33% from the previous quarter.

In Alberta, APF allocated most of its resources to the continued development of its Horseshoe Canyon ("HSC") prospects, where two (2.0 net) new wells were drilled and completed in the Trochu-Rowley area. Concurrently, production commenced from three (2.1 net) HSC wells that had been drilled earlier in the year. APF's acquisition of Great Northern has significantly added to the Trust's inventory of HSC lands.

Management's Discussion and Analysis

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2004 and June 30, 2003. The financial information has been prepared in accordance with Canadian GAAP and is presented in Canadian dollars. Additional information relating to APF, including disclosures required under National Instrument 51-101 ("NI 51-101"), can be found in the APF's 2003 Annual Information Form ("AIF") on SEDAR at www.sedar.com or on APF's website at www.apfenergy.com. This MD&A was written on August 5, 2004.

PRODUCTION

Production volumes were 15% higher during the second quarter of 2004 compared to 2003, reflecting both corporate acquisitions and the success of the drilling program. Crude oil production remained flat, as drilling replaced production. Natural gas production increased 27% during the second quarter over the same period in 2003, reflecting the acquisitions of Great Northern Exploration Ltd ("Great Northern") in June of 2004, and Nycan Energy Corp. ("Nycan") in 2003. Exit production for the quarter was 18,174 boe/d.

	Three Months Ended June 30			Six Months Ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Light/medium crude oil (bbl/d)	**5,235**	5,220	–	**5,133**	5,424	(5)
Heavy oil (bbl/d)	**1,112**	1,086	2	**1,093**	901	21
Natural gas (mcf/d)	**45,237**	35,758	27	**41,483**	32,271	29
NGL (bbl/d)	**582**	291	100	**503**	278	81
Total (boe/d)	**14,469**	12,557	15	**13,643**	11,982	14
Production split						
Oil & NGLs	**48%**	53%	(9)	**49%**	55%	(11)
Natural Gas	**52%**	47%	10	**51%**	45%	13

MARKETING

For the three months ended June 30, 2004, APF's production mix was 48% crude oil and NGLs and 52% natural gas. Crude oil was sold under 30 day evergreen contracts while approximately 20% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 80% sold in the spot market. The production split reflects the natural gas weighted acquisitions of Great Northern and Nycan.

PRICES

During the second quarter of 2004, crude oil price realizations after derivatives increased 17% over the same quarter in 2003. The benchmark West Texas Intermediate ("WTI") price increased by 32% over the second quarter of 2003 while the U.S. dollar was 3% lower against the Canadian dollar at $1.3595 ($U.S./$Cdn.) over the same period. Natural gas realizations during the quarter increased by 1% from the same period in 2003, while the AECO price declined by 3% over the corresponding period. NYMEX futures contracts for the remainder of 2004 suggest crude oil prices will exceed 2003 levels, as geopolitical events continue to inject a premium into the price of crude oil in the commodity markets. APF expects gas prices during 2004 to remain consistent with or exceed 2003 levels as supply concerns continue to dominate the market.

Effective January 1, 2004, APF has segregated costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously, APF followed industry practice, which was to present revenues net of these costs. Accordingly, the June 30, 2003 comparative statements have been restated with these costs segregated, resulting in an increase to the gross price per unit.

	Three Months Ended June 30			Six Months Ended June 30		
Prices - After Derivatives ($Cdn.)	**2004**	2003	% Change	**2004**	2003	% Change
Light/medium crude oil (bbl)	**$ 40.85**	$ 34.98	17	**$ 38.65**	$ 38.22	1
Heavy oil (bbl)	**29.61**	24.48	21	**29.28**	27.88	5
Natural gas (mcf)	**7.04**	6.95	1	**7.00**	7.26	(4)
NGLs (bbl)	**37.82**	30.09	26	**36.12**	34.03	6
Total (boe)	**$ 40.59**	$ 37.15	9	**$ 39.50**	$ 39.74	(1)
Reference Pricing						
WTI ($U.S./bbl)	**$ 38.29**	$ 28.90	32	**$ 36.72**	$ 31.35	17
AECO gas ($Cdn./mcf)	**$ 6.80**	$ 6.99	(3)	**$ 6.71**	$ 7.46	(10)
Foreign exchange ($U.S./$Cdn.)	**$ 1.360**	$ 1.398	(3)	**$ 1.339**	$ 1.454	(8)

DERIVATIVES

Commodity prices are susceptible to market fluctuations. APF actively manages this risk by entering into derivative contracts to protect revenues from fluctuations in commodity prices. The use of derivatives is intended to provide stability to cash distribution levels by fixing the price of commodities on a portion of the production portfolio. One of the key assumptions in the preparation of APF's annual budget and estimate of annual distributions is commodity pricing. APF looks for opportunities to sell forward a portion of its production at, or better than, the commodity prices used in the budget process.

The impact of APF's realized derivatives during the second quarter of 2004 was to reduce revenues by $3.33 million, reducing the realized oil price by $4.47 per bbl and reducing the natural gas price by $0.18 per mcf. For the six months ended June 30, 2004 revenues were reduced by $4.36 million in total, with a per barrel revenue reduction of $4.13 for oil and liquids and a $0.04 increase in natural gas revenues per mcf.

Starting January 1, 2004, APF implemented the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships". Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to apply hedge accounting. Previously, APF only recognized hedging gains and losses as they were realized at the end of the contract. After review of the existing hedging relationships, it has been determined that APF's commodity, interest rate and foreign currency hedges do not qualify for hedge accounting. Estimated gains and losses on the contracts have been included in the statements of operations at June 30, 2004. APF's AECO natural gas hedges do qualify as effective, however the Trust has decided not to apply hedge accounting to these instruments, as management believes that the application of hedge accounting on certain transactions and not others would result in less transparent and potentially misleading financial information.

As of January 1, 2004, APF recorded $1.30 million for the mark-to-market value of the outstanding positions as a derivative liability and a $1.30 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.40 million loss for crude oil and natural gas, and a $0.90 million loss for interest rate swaps. At June 30, 2004, $0.65 million of the deferred loss had been recognized, with the remaining $0.65 million to be recognized during the remainder of 2004. At June 30, 2004, the fair value of the derivative instruments was a net liability of $6.14 million, including a $1.10 million loss relating to derivatives acquired through the acquisition of Great Northern, has been recorded as a derivative liability at June 30, 2004 and $4.36 million has been recorded as an expense on the statement of operations to reflect the change in fair values since December 31, 2003.

APF currently has the following derivative instruments in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Derivative Price
July to September 2004	Crude oil	Swap	3,767 bbls	$U.S. 31.95/bbl
July to October 2004	Natural gas	Swap	14,000 GJ	$Cdn. 5.79/GJ
July to October 2004	Natural gas	Swap	2,000 mmbtu	$U.S. 5.95/mmbtu
July to October 2004	Natural gas	Bought Put	5,000 GJ	$Cdn. 6.50/GJ
October to December 2004	Crude oil	Swap	3,600 bbls	$U.S. 32.61/bbl
November 2004 to March 2005	Natural gas	Sold Call	5,000 GJ	$Cdn. 11.80/GJ
January to March 2005	Crude oil	Swap	1,500 bbls	$U.S. 35.78/bbl
April to June 2005	Crude oil	Swap	667 bbls	$U.S. 36.66/bbl

In addition to commodity derivatives, APF has also entered into foreign currency derivative contracts in order to mitigate currency risk. The Trust has hedged $U.S. 30 million of revenue at a rate of $Cdn. 1.3416 or $U.S. 0.7454 for calendar 2004.

As of June 30, 2004, APF had the following fixed interest rates on a portion of its outstanding debt:

Term	Amount ($000)	Interest rate
July 2004 to March 2007	$ 20,000	3.58% plus stamping fee
July 2004 to May 2006	$ 20,000	3.60% plus stamping fee
July 2004 to November 2005	$ 20,000	3.58% plus stamping fee

REVENUES

	Three Months Ended June 30				Six Months Ended June 30			
Oil and Gas		**% of**	Restated	% of		**% of**	Restated	% of
($000 except per boe amounts)	**2004**	**Total**	2003	Total	**2004**	**Total**	2003	Total
Light/medium crude oil sales	**$ 22,044**	**42**	$ 16,809	40	**$ 40,786**	**42**	$ 41,920	49
Heavy oil sales	**2,996**	**6**	2,393	6	**5,823**	**6**	2,389	3
Natural gas sales	**29,748**	**55**	22,847	55	**52,515**	**54**	43,921	50
NGL sales	**2,002**	**4**	796	2	**3,307**	**3**	1,710	2
Commodity price derivatives	**(3,328)**	**(6)**	(403)	(1)	**(4,355)**	**(5)**	(2,748)	(3)
Transportation	**(1,492)**	**(3)**	(1,166)	(3)	**(2,357)**	**(3)**	(1,823)	(2)
Other	**913**	**2**	600	1	**1,627**	**2**	1,009	1
Total Revenue	**52,883**	**100**	41,876	100	**97,346**	**100**	86,378	100
Per boe	**$ 40.16**		$ 36.65		**$ 39.21**		$ 39.83	

Revenues for the second quarter of 2004, net of hedging, were 26% higher than the comparable period in 2003, reflecting increased natural gas production combined with higher crude oil price realizations. Revenues for the six months ended June 30, were 13% higher in 2004 when compared to the previous corresponding period. Effective January 1, 2004, APF has segregated costs associated with transportation and selling crude oil, natural gas and NGLs. APF previously followed industry practice which was to present revenues net of these costs. Accordingly, June 30, 2003 comparative statements have been restated with these costs segregated.

ROYALTIES

During the second quarter, aggregate royalties as a percentage of net revenue were marginally higher at 21.7%, due to increases to the crown royalty reference rates and higher crude oil prices than during the same three month period last year.

	Three Months Ended June 30			Six Months Ended June 30		
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Crown royalties	**$ 7,336**	$ 5,125	43	**$ 12,762**	$ 10,260	24
Freehold royalties	**3,062**	2,754	11	**5,835**	5,866	(1)
Overriding royalties	**1,092**	702	56	**1,950**	1,547	26
Total Royalties	**$ 11,490**	$ 8,581	34	**$ 20,547**	$ 17,673	16
% of revenue after derivatives	**21.7%**	20.5%	6	**21.1%**	20.5%	3
Per boe	**$ 8.73**	$ 7.51	16	**$ 8.28**	$ 8.15	2

OPERATING EXPENSES

Second quarter operating expenses per boe increased from $6.68 to $8.21 per barrel of oil equivalent, due to field optimization costs on newly-acquired properties and higher energy costs over the period. APF anticipates that operating costs will approximate $8.00 per barrel for the remainder of the year, as new field optimization initiatives on the Great Northern properties are initiated to increase production and reduce operating expenses.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Operating expenses	**$ 10,812**	$ 7,629	42	**$ 19,722**	$ 14,347	38
Per boe	**$ 8.21**	$ 6.68	23	**$ 7.94**	$ 6.62	20

OPERATING NETBACKS

Operating netbacks for the three month period ended June 30 increased 3% over the same period in 2003, with higher commodity prices being partially offset by increased royalties and operating expenses.

	Three Months Ended June 30			Six Months Ended June 30		
($ per boe)	**2004**	2003	% Change	**2004**	2003	% Change
Net revenue (after commodity price derivative)	**$ 40.16**	$ 36.65	10	**$ 39.21**	$ 39.83	(2)
Royalties	**(8.73)**	(7.51)	16	**(8.28)**	(8.15)	2
Operating expenses	**(8.21)**	(6.68)	23	**(7.94)**	(6.62)	20
Netback	**$ 23.22**	$ 22.46	3	**$ 22.99**	$ 25.06	(8)

GENERAL AND ADMINISTRATIVE

General and administrative costs increased in both absolute and per boe terms over the same period in 2003. The increase over the prior year is due to costs associated with the increase in staff commensurate with the growth of APF.

	Three Months Ended June 30			Six Months Ended June 30		
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
General and administrative	**$ 2,877**	$ 2,335	23	**$ 4,716**	$ 3,709	27
Per boe	**$ 2.19**	$ 2.04	7	**$ 1.90**	$ 1.71	11

INTEREST

Interest expense for the three and six months ended June 30, 2004 increased by 21% and 2% respectively, in absolute terms over the same periods in 2003, reflecting the additional debt associated with the acquisition of Great Northern.

	Three Months Ended June 30			Six Months Ended June 30		
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Interest	**$ 1,278**	$ 1,053	21	**$ 2,255**	$ 2,207	2
Per boe	**$ 0.97**	$ 0.92	6	**$ 0.91**	$ 1.02	(11)

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion ("DD&A") increased by 68% and 57%, respectively, on a per boe basis for the three and six months ended from the corresponding periods in 2003. The increases over the prior periods are attributable to the increased plant, property and equipment values due to the asset retirement obligation adoption and the impact of corporate acquisitions completed during 2003 and 2004. June 30, 2003 comparative DD&A has been restated to reflect the impact of adopting the asset retirement obligation.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Depletion, depreciation and accretion	**$ 23,833**	$ 12,346	93	**$ 40,866**	$ 22,886	79
Per boe	**$ 18.10**	$ 10.80	68	**$ 16.46**	$ 10.50	57

COMPENSATION EXPENSE

APF has prospectively adopted the CICA Handbook Section 3870 – "Stock Based Compensation". Under the transitional adoption rules, companies that prospectively adopted at December 31, 2003 are only required to recognize compensation expense for those options granted during 2003 and later, with proforma disclosure of options granted during 2002. Comparative compensation expense at June 30, 2003 has been restated as the standard was adopted during the fourth quarter of 2003, with restatement of prior periods during the year.

For the three month period ended June 30, 2004, APF experienced a recovery of $0.06 million of previously recognized compensation expense. The recovery primarily relates to previously recognized compensation expense on rights that have been forfeited by former employees of APF.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Compensation expense	**$ (58)**	$ 217	(127)	**$ 199**	$ 225	(12)
Per boe	**$ (0.04)**	$ 0.19	(120)	**$ 0.08**	$ 0.10	(20)

TAXES

Saskatchewan capital tax and federal large corporation tax increased by 18% during the three month period ended June 30, 2004, reflecting the increase in taxable capital after the acquisition of Great Northern.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy.

During the second quarter, APF recorded a recovery of income taxes of $6.50 million compared to a future tax recovery (restated) of $11.95 million in 2003, leaving a balance of $101.62 million in future income taxes at June 30, 2004. 2003 future income taxes have been restated to reflect the adoption of the Asset Retirement Obligation ("ARO"). For the three and six months ended June 30, 2003, the effect of the restatement was to decrease future income taxes by $0.03 million and $0.08 million respectively.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Capital and other taxes	**$ 811**	$ 689	18	**$ 1,416**	$ 1,525	(7)
Per boe	**$ 0.62**	$ 0.60	3	**$ 0.57**	$ 0.70	(19)
Recovery of future income taxes	**$ (6,497)**	$ (11,951)	(46)	**$ (12,104)**	$ (10,859)	11

NET INCOME

Net income decreased by 71% from $20.98 million or $0.65 per trust unit ($0.65 diluted) to $6.11 million or $0.12 per trust unit ($0.12 diluted) for the three months ended June 30, 2003 and 2004 respectively. The decrease is attributable to the excess of operating expenses and increased DD&A over revenue increases to June 30, 2004.

SUMMARY OF QUARTERLY RESULTS

(000, except per	**2004**		2003 (Restated)				2002 (Restated)	
unit amounts)	**Q2**	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3
Revenue - net	**39,169**	**32,141**	39,110	39,970	33,295	35,410	29,380	26,204
Net income	**6,113**	**8,127**	(3,166)	11,552	20,977	13,687	(942)	5,4934
Per unit - basic ($)	**0.12**	**0.19**	(0.09)	0.32	0.65	0.54	(0.04)	0.25
Per unit - diluted ($)	**0.12**	**0.19**	(0.09)	0.31	0.65	0.54	(0.04)	0.25

Revenues have increased commensurate with production which is attributable to the development initiatives and corporate acquisitions completed throughout 2002, 2003 and 2004. Per unit income decreased during the second quarter due to an increase in DD&A from the previous quarter. Per unit income decreased during 2004 due to increases in DD&A, the impact of the ARO on DD&A and the recognition of hedging losses during the second quarter of 2004. The loss during the fourth quarter of 2003 is attributable to the impact of the Short Term Incentive Plan ("STIP") as well as weakened commodity prices, which improved during the second quarter of 2004.

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

Capital expenditures for the quarter totalled $302.65 million, dominated by the $291.08 million acquisition of Great Northern. With the successful completion of the Great Northern acquisition, APF expects its capital development program will increase significantly during the second half of the year and will be funded through a combination of cash flow and distribution re-investment proceeds.

($000)	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	**2004**	2003
Corporate acquisitions	**$ 291,084**	$ 47,495	**$ 291,084**	$ 104,641
Property acquisitions	**5,648**	7,165	**6,573**	7,488
Land acquisitions	**1,332**	65	**2,764**	380
Seismic	**389**	380	**1,123**	584
Drilling and completions	**3,431**	3,619	**10,991**	7,580
Production facilities	**728**	1,513	**2,557**	2,517
Other	**38**	150	**318**	233
Subtotal	**$ 302,650**	$ 60,387	**$ 315,410**	$ 123,423
Dispositions	**-**	(262)	**(199)**	(262)
Net capital expenditures	**$ 302,650**	$ 60,125	**$ 315,211**	$ 123,161

CASH DISTRIBUTIONS

Cash distributions during the second quarter of 2004 were $22.52 million, or $0.51 per trust unit, compared to $18.92 million or $0.59 per trust unit during the second quarter of 2003. The payout ratio, after adjusting for accumulated interest on the outstanding convertible debentures, was 92% for the second quarter, during which period APF funded $1.20 million of operations from cash flow (2003 – $2.00 million). For the six month period ended June 30, 2004, cash distributions totalled $42.35 million (2003 – $31.98 million), resulting in a payout ratio of 91% (2003 – 68%). For the remainder of 2004, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target range of 10% to 20%, working ultimately towards an 80% payout ratio.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004 APF had a revolving term credit facility in the amount of $200 million, of which $190 million was drawn (2003 - $98 million). The facility may be drawn down or repaid at any time, and there are no scheduled repayment terms.

At June 30, 2004, the balance of convertible debentures net of conversions was $48.56 million (2003 – $nil).

At June 30, 2004 APF had a working capital deficit of approximately $7.85 million, compared to a working capital deficit of $10.25 million at December 31, 2003. The improvement in APF's working capital position is attributable to cash management initiatives and is also consistent with the cyclical nature of the business. Management anticipates the working capital position will continue to improve as the full impact of the Great Northern acquisition is realized.

UNITHOLDERS' EQUITY

At June 30, 2004, APF had 53.46 million Trust units outstanding (2003 – 32.38 million) and a market capitalization of approximately $600 million (2003 – $358 million). Stated units outstanding include 0.64 million units being held in reserve at June 30, 2004, which were issued in July, 2004, in association with the completion of the acquisition of Great Northern.

APF issued 0.77 million Trust units (2003 – nil) in the second quarter, pursuant to the Premium Distribution Reinvestment Plan ("Premium DRIP"), generating $8.70 million in proceeds. During the first six months of 2004, APF issued 1.51 million Trust units (2003 – nil) for total proceeds of $17.20 million (2003 – $nil) in respect of the Premium DRIP.

On February 4, 2004, APF closed the issue of 4.78 million Trust units at a price of $11.60 per Trust unit for gross proceeds of $55.40 million. The proceeds of this offering were initially used to fund working capital and pay down debt, and later deployed towards the cash portion of the Great Northern acquisition.

On June 4, 2004, APF issued 12.23 million Trust units at $12.18 per Trust unit for the acquisition of Great Northern.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in APF's quarterly report for the three months ended March 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

No changes have been made to the Critical Accounting Estimates as stated in APF's quarterly report for the three months ended March 31, 2004.

OUTLOOK

APF is an industry leader in adopting a full cycle development business model and is committed to complementing its effective acquisition strategy with a program of acquiring land and exploiting its land base through drilling, recompletions and field optimizations.

APF will continue to accelerate the pace of its CBM program with particular focus on its inventory of Horseshoe Canyon prospects. With low production declines and the potential for higher rates of return than conventional gas production, CBM presents a very attractive opportunity that is ideally suited for the trust structure.

APF's revised capital expenditure budget for the balance of 2004 is currently being finalized and will reflect the new projects brought in as a result of the Great Northern acquisition. APF expects the drilling activity during the second half of 2004 to be considerably higher than that experienced during the first six months of the year.

DISCLAIMER

Certain statements in this document are "forward-looking statements" including outlook on oil and gas prices, royalty rates, operating expenses, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involving the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF Energy Trust and APF Energy Inc. These risks include, but are not limited to: the risks of the oil and gas industry (e.g., operational risks in exploration for; development and production of crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); risks in conducting foreign operations (e.g., political and fiscal instability in nations where APF Energy does business); the possibility that government policies may change or governmental approvals may be delayed or withheld; and price and exchange rate fluctuations. These and other risks are described in APF Energy's reports that are on file with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors and management's course of action would depend upon its assessment of the future considering all information then available. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to APF or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. APF assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Consolidated Balance Sheets (unaudited)

	June 30, 2004	December 31, 2003
		Restated (note 2)
	($000)	($000)
ASSETS		
Current assets		
Cash	**3,682**	1,381
Accounts receivable	**44,070**	27,542
Deferred derivative loss (note 6)	**655**	-
Other current assets	**4,931**	3,506
	53,338	32,429
Asset retirement fund	**3,151**	2,342
Goodwill	**118,479**	48,230
Property, plant and equipment	**676,495**	413,706
	851,463	496,707
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**46,589**	36,711
Derivative liabilities (note 6)	**6,144**	–
Cash distribution payable	**8,451**	5,963
	61,184	42,674
Future income taxes	**101,624**	63,991
Long-term debt (note 8)	**190,000**	98,000
Asset retirement obligation (note 5)	**30,625**	21,803
	383,433	226,468
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 7)	**552,837**	324,317
Contributed surplus	**1,097**	1,241
Accumulated earnings	**94,135**	79,895
Accumulated cash distributions (note 3)	**(221,708)**	(179,363)
Convertible debentures	**46,247**	46,466
Accumulated interest on convertible debentures	**(4,578)**	(2,317)
	468,030	270,239
	851,463	496,707

Consolidated Statements of Operations and Accumulated Earnings (unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
		Restated (note 2)		Restated (note 2)
	($000)	($000)	**($000)**	($000)
Revenue				
Oil and gas	**57,703**	43,445	**104,058**	90,949
Realized derivative loss - net	**(3,328)**	(403)	**(4,355)**	(2,748)
Non-cash derivative loss - net	**(2,224)**	–	**(5,489)**	–
Royalties expense, net of ARTC	**(11,490)**	(8,581)	**(20,547)**	(17,673)
Transportation	**(1,492)**	(1,166)	**(2,357)**	(1,823)
	39,169	33,295	**71,310**	68,705
Expenses				
Operating	**10,812**	7,629	**19,722**	14,347
General and administrative	**2,877**	2,335	**4,716**	3,709
Interest on long-term debt	**1,278**	1,053	**2,255**	2,207
Depletion, depreciation and accretion	**23,833**	12,346	**40,866**	22,886
Stock-based compensation expense (note 7)	**(58)**	217	**199**	225
Capital and other taxes	**811**	689	**1,416**	1,525
	39,553	24,269	**69,174**	44,899
Income before future income taxes	**(384)**	9,026	**2,136**	23,806
Recovery of future income taxes	**(6,497)**	(11,951)	**(12,104)**	(10,859)
Net income	**6,113**	20,977	**14,240**	34,665
Accumulated earnings - beginning of period, as reported	**88,022**	49,197	**78,637**	35,589
Retroactive application of change in accounting policy (note 2)	**-**	80	**1,258**	–
Accumulated earnings - end of period, as restated	**94,135**	70,254	**94,135**	70,254
Net income per unit - basic[1] & diluted	**$ 0.12**	$ 0.65	**$ 0.30**	$ 1.21

(1) Net income has been reduced by interest accrued on the convertible debentures.

Consolidated Statements of Cash Flows (unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
		Restated (note 2)		Restated (note 2)
	($000)	($000)	**($000)**	($000)
CASH PROVIDED BY (USED IN)				
Operating activities				
Net income for the period	**6,113**	20,977	**14,240**	34,665
Items not affecting cash				
Depletion, depreciation and accretion	**23,833**	12,346	**40,866**	22,886
Future income taxes	**(6,497)**	(11,951)	**(12,104)**	(10,859)
Non-cash derivative loss - net	**2,224**	–	**5,489**	–
Stock-based compensation expense	**(58)**	217	**199**	225
Asset retirement expenditures (note 5)	**(58)**	(25)	**(133)**	(158)
	25,557	21,564	**48,557**	46,759
Net change in non-cash working capital items				
Accounts receivable	**(1,465)**	3,796	**(2,421)**	3,244
Other current assets	**(530)**	(9,786)	**(727)**	(9,544)
Accounts payable and accrued liabilities	**(3,846)**	(360)	**(7,269)**	1,339
Due to APF Management	**–**	–	**–**	(3,923)
	(5,841)	(6,350)	**(10,417)**	(8,884)
Asset retirement fund contribution - net	**(458)**	(458)	**(809)**	(808)
	19,258	14,756	**37,331**	37,067
Investing activities				
Purchase of Great Northern (note 4)	**(65,553)**	–	**(65,553)**	–
Purchase of Hawk Oil	**–**	–	**–**	(3,456)
Purchase of Nycan Energy	**–**	(34,287)	**–**	(34,287)
Additions to property, plant and equipment	**(5,919)**	(5,726)	**(17,753)**	(11,293)
Purchase of oil and natural gas properties	**(5,648)**	(7,165)	**(6,573)**	(7,488)
Proceeds on sale of properties	**–**	262	**199**	262
Changes in non-cash working capital - investing items	**449**	740	**(2,518)**	(817)
	(76,671)	(46,176)	**(92,198)**	(57,079)
Financing activities				
Issue of units for cash	**9**	55,642	**55,396**	55,670
Issue of units under DRIP	**8,702**	–	**17,197**	–
Issue of units for cash upon exercise of stock options	**1,272**	427	**1,781**	841
Interest on convertible debentures	**(1,135)**	–	**(2,261)**	–
Unit issue costs	**(149)**	(3,072)	**(3,214)**	(3,293)
(Repayment)/proceeds on issue of long-term debt - net	**71,126**	(3,870)	**28,126**	(2,770)
Cash distributions	**(22,516)**	(18,916)	**(42,345)**	(31,982)
Changes in non-cash working capital financing items	**3,047**	1,484	**2,488**	2,910
	60,356	31,695	**57,168**	21,376
Change in cash during the period	**2,943**	275	**2,301**	1,364
Cash - Beginning of period	**739**	2,039	**1,381**	950
Cash - End of period	**3,682**	2,314	**3,682**	2,314

Supplemental information (note 9)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003 (unaudited)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in Note 2 below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2003.

NOTE 2. CHANGE IN ACCOUNTING POLICY

Asset Retirement Obligations

During the first quarter of 2004, APF adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" (ARO). This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets. This liability would be comprised of APF's net ownership interest in producing wells and processing plant facilities. The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property, plant and equipment. The depreciation of property, plant and equipment is allocated to expense on the unit-of-production basis. The liability is increased each reporting period for the fair value of any new future site reclamation costs and the corresponding accretion on the original provision. The accretion is charged to earnings in the period incurred. The provision will also be revised for any changes to timing related to cash flows or undiscounted reclamation costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligation to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

Previously, APF recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

As a result of adopting the new standard, at December 31, 2003, the ARO increased to $21.80 million, PP&E net of accumulated depletion increased by $12.42 million and the future income tax liability decreased by $0.23 million. Opening accumulated earnings as at January 1, 2004 increased by $1.26 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision and future income taxes, on the asset retirement obligation recorded retroactively to 1996, the inception of the Trust.

Comparative statements of operations and accumulated earnings were also restated as at June 30, 2003. Depletion, depreciation and accretion decreased by $0.09 million and future tax expense increased by $0.03 million for the three month period ended June 30, 2004. Depletion, depreciation and accretion decreased by $0.22 million and future tax expense increased by $0.08 million for the six month period ended June 30, 2004.

Derivatives Accounting

Effective January 1, 2004 APF implemented CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003.

The new guideline addresses hedging transactions for the purposes of applying hedge accounting and establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. APF is not applying hedge accounting to its hedging relationships.

As of January 1, 2004, APF recorded $1.3 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $1.3 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.4 million loss for crude oil and natural gas, and a $0.9 million loss for interest rate swaps.

The guideline requires that all derivative instruments be measured at fair value and recorded on the balance sheet as an asset or liability. AcG-13 also requires that all changes to fair value be recognized in earnings in the period, regardless of whether or not the contract has been settled. All derivative contracts entered into by APF subsequent to January 1, 2004 have been recorded as either a deferred derivative asset or liability on the balance sheet with a corresponding unrealized derivative gain or loss on the income statement.

Refer to Note 6 for additional disclosures relating to these derivatives.

NOTE 3. CASH DISTRIBUTIONS

	Three months ended June 30		Six months ended June 30	
($000 except for per unit amounts)	**2004**	2003 Restated (note 2)	**2004**	2003 Restated (note 2)
Oil and gas sales	**$ 57,703**	$ 43,042	**$ 104,058**	$ 88,201
Realized derivative loss - net	**(3,328)**	-	**(4,355)**	-
Transportation	**(1,492)**	(1,166)	**(2,357)**	(1,823)
Gross overriding royalties and lessor's royalties	**(4,154)**	(3,456)	**(7,785)**	(7,413)
	48,729	38,420	**89,561**	78,965
Operating expenses	**10,812**	7,629	**19,722**	14,347
General and administrative	**2,647**	2,114	**4,377**	3,138
Debt service charges	**1,278**	1,053	**2,255**	2,207
Abandonment fund contribution	**516**	483	**942**	966
Capital and other taxes	**811**	689	**1,416**	1,525
Operations funded from cash flow	**1,204**	1,997	**2,686**	13,641
	17,268	13,965	**31,398**	35,824
Income subject to the Royalty	**31,461**	24,455	**58,163**	43,141
99% of income subject to the Royalty	**31,145**	24,210	**57,579**	42,710
Crown charges, net of the Alberta Royalty Tax Credit	**(7,263)**	(5,074)	**(12,634)**	(10,157)
Interest on convertible debentures	**(1,135)**	-	**(2,261)**	-
General and administrative costs of the Trust	**(231)**	(220)	**(339)**	(571)
Cash distributed and available to be distributed	**22,516**	18,916	**42,345**	31,982
Cash distributed to date	**14,065**	12,441	**33,894**	25,507
Cash distribution payable	**$ 8,451**	$ 6,475	**$ 8,451**	$ 6,475
Actual cash distribution declared per unit	**$ 0.51**	$ 0.59	**$ 1.03**	$ 1.10
Opening accumulated cash distributions	**$ 199,192**	$ 123,716	**$ 179,363**	$ 110,650
Distribution declared and paid	**14,065**	12,441	**33,894**	25,507
Distribution declared and payable	**8,451**	6,475	**8,451**	6,475
Closing accumulated cash distributions	**$ 221,708**	$ 142,632	**$ 221,708**	$ 142,632

NOTE 4. ACQUISITION OF GREAT NORTHERN EXPLORATION LTD.

Effective June 4, 2004, APF acquired all of the issued and outstanding shares of Great Northern Exploration Ltd. ("Great Northern"). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

($000)	
Net assets acquired at assigned values:	
Working capital deficiency	(4,857)
Property, plant and equipment	255,941
Undeveloped land and seismic	22,943
Goodwill	70,248
Debt assumed	(63,874)
Financial derivatives	(1,103)
Asset retirement obligation	(7,866)
Future income taxes	(49,084)
Net assets acquired	**222,348**
Financed by:	
Trust units	156,795
Cash	63,398
Acquisition costs	2,155
Purchase price	**222,348**

Of the $156.80 million in Trust units issued for partial consideration, 0.64 million units, representing $7.78 million, were held in reserve at June 30, 2004 and were issued during the month of July, 2004.

NOTE 5. ASSET RETIREMENT OBLIGATIONS

Management has estimated the total future asset retirement obligation based on APF's net ownership interest in all wells and facilities. Included in this estimate are costs to abandon and reclaim wells and facilities, and the estimated timing for when these reclamation activities will occur in the future.

($000)	
Asset retirement obligation at December 31, 2003	**$ 21,803**
Liabilities acquired	7,866
Liabilities incurred	317
Liabilities settled	(133)
Accretion expense	772
Asset retirement obligation at June 30, 2004	**$ 30,625**

The undiscounted amount of estimated cash flows required to settle the obligation is $104.60 million (June 30, 2003 - $68.70 million). The estimated cash flows have been discounted using a credit-adjusted risk free rate of 8% and an inflation rate of 1.5%. The expected years until settlement range from a minimum of 5 years to a maximum of 50 years, costs will be provided through the fund reserved for site reclamation and abandonment. The retirement fund is currently funded at $0.52 million per quarter through the operating resources of APF.

NOTE 6. FINANCIAL DERIVATIVES

Derivative liabilities ($000)	
Derivative asset (liability) at December 31, 2003	–
Crude oil	(1,395)
Natural gas	995
Foreign currency	–
Interest rate	(900)
Derivative liability at January 1, 2004	**(1,300)**
Derivative contract acquired	(1,103)
Change in fair value of derivative contracts	(3,741)
Derivative liability at June 30, 2004	**(6,144)**

Deferred derivative loss (gain) at December 31, 2003	–
Crude oil	1,395
Natural gas	(995)
Foreign currency	–
Interest rate	900
Deferred derivative loss at January 1, 2004	**1,300**
Derivative instruments settled	(645)
Deferred derivative loss at June 30, 2004	**655**

NOTE 7. UNITHOLDERS' EQUITY

	June 30, 2004		December 31, 2003	
Trust Units	**Units (000)**	**($000)**	Units (000)	($000)
Balance - Beginning of period	**34,074**	**324,317**	22,942	214,405
Issued to acquire Great Northern	**12,235**	**149,017**	–	–
Units held in reserve (note 4)	**639**	**7,783**	–	–
Issued to acquire Hawk Oil	–	–	3,990	37,710
Issued to acquire CanScot	–	–	1,342	15,433
Issued for cash	**4,775**	**55,396**	5,352	55,670
Cost of units issued	–	**(3,214)**	–	(3,467)
Distribution reinvestment program	**1,513**	**17,197**	141	1,602
Issued on conversion of debentures	**20**	**219**	108	1,215
Issued on exercise of options/rights	**205**	**1,781**	199	1,749
Allocated from contributed surplus	–	**341**	–	–
	53,461	**552,837**	34,074	324,317

The per unit calculations for the three and six month periods ended June 30, 2004 were based on weighted average trust units outstanding of 43.24 million (June 30, 2003 – 32.19 million) and 40.32 million (June 30, 2003 – 28.70 million), respectively. In computing diluted net income per unit, 4.39 million units were added to the weighted average number of units outstanding during the period ended June 30, 2004 (June 30, 2003 – 0.10 million), reflecting the dilutive effect of employee options and rights and the convertible debentures for both the three and six month periods ended June 30, 2004.

During the six month period ended June 30, 2004, no options were granted to employees to purchase trust units. A summary of the Options Plan at June 30, 2004 and December 31, 2003 is as follows:

	June 30, 2004		December 31, 2003	
Trust Unit Options	**Options (000)**	**Weighted Average Price ($)**	Options (000)	Weighted Average Price ($)
Balance- Beginning of period	**127**	**9.59**	244	9.13
Granted	–	–	–	–
Exercised	**(28)**	**9.28**	(107)	8.55
Cancelled	–	–	(11)	9.42
Balance - End of period	**98**	**9.68**	127	9.59
Exercisable - End of period	**98**	**9.68**	60	9.48

During the six month period ended June 30, 2004, 0.66 million trust unit rights were granted to employees and directors. A summary of the Rights Plan at June 30, 2004 and December 31, 2003 is as follows:

Trust Unit Rights	**June 30, 2004** Rights (000)	**Weighted Average Price ($)**	December 31, 2003 Rights (000)	Weighted Average Price ($)
Balance - Beginning of period	**1,824**	**9.09**	429	9.37
Granted	**655**	**12.17**	1,538	9.78
Exercised	**(176)**	**8.62**	(92)	9.05
Cancelled	**(183)**	**9.58**	(51)	9.67
Balance - Before price reduction	**2,120**	**10.04**	1,824	9.72
Reduction of exercise price	**–**	**(0.38)**	–	(0.63)
Balance - End of period	**2,120**	**9.66**	1,824	9.09
Exercisable - End of period	**423**	**9.33**	47	8.58

For the six months ended June 30, 2004, APF recorded compensation expense of $0.20 million relating to rights granted during 2003. For rights granted in 2002, APF has elected to disclose pro forma results as if CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments" had been applied retroactively. At June 30, 2004, proforma net income and earnings per share would not be materially different from those disclosed in the consolidated statements of operations and accumulated earnings at June 30, 2004 and 2003.

NOTE 8. LONG TERM DEBT

In conjunction with the closing of the Great Northern acquisition, APF's lenders increased the borrowing base under the revolving term credit facility to $200 million (2003 – $150 million).

NOTE 9. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

($000)	Three Months Ended June 30 **2004**	Three Months Ended June 30 2003	Six Months Ended June 30 **2004**	Six Months Ended June 30 2003
Cash payments related to certain items				
Interest	**1,200**	1,077	**2,037**	1,992
Interest on debentures	**–**	–	**2,664**	–
Interest rate swap settlement	**96**	–	**268**	–
Distributions to unitholders	**21,008**	17,432	**39,857**	29,071
Capital and other taxes	**864**	881	**1,364**	2,045

Corporate Information

HEAD OFFICE
2100, 144 Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403)294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Email: invest@apfenergy.com
www.apfenergy.com

FIELD OFFICE
400 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

LEGAL COUNSEL
Parlee McLaws LLP

BANK
National Bank of Canada

ENGINEERING CONSULTANTS
Gilbert Lausten Jung Associates Ltd.
McDaniels & Associates Consultants Ltd.

TRUSTEE, REGISTRAR
AND TRANSFER AGENT
Computershare Trust Company of Canada

AUDITORS
PricewaterhouseCoopers LLP

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Symbols: AY.UN and AY.DB

DIRECTORS AND OFFICERS

Don Engle (1) (2) (3)
Independent Director and
Chairman of the Board

William Dickson (1) (3)
Independent Director

Daniel Mercier (1) (2) (3)
Independent Director

Robert MacDonald (1) (3)
Independent Director

John Howard (1) (3)
Independent Director

Martin Hislop
Director
Chief Executive Officer

Steven Cloutier
Director
President & Chief Operating Officer

Bonnie Nicol
Vice President, Operations

Alan MacDonald
Vice President, Finance and Chief Financial Officer

John Ewing
Vice President, GeoScience

Dan Allan
Vice President, Coalbed Methane

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Reserves Committee

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bbl	barrel
boe	barrels of oil equivalent*
boe/d	barrels of oil equivalent per day*
CBM	coalbed methane
GJ	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe	thousand barrels of oil equivalent*
mcf	thousand cubic feet
mmcf	million cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
NGL	natural gas liquid
WTI	West Texas Intermediate

*6 mcf of gas = 1 barrel of oil

APF ENERGY

2100, 144 Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403)294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Email: invest@apfenergy.com
www.apfenergy.com

Management's Discussion and Analysis

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2004 and June 30, 2003. The financial information has been prepared in accordance with Canadian GAAP and is presented in Canadian dollars. Additional information relating to APF, including disclosures required under National Instrument 51-101 ("NI 51-101"), can be found in the APF's 2003 Annual Information Form ("AIF") on SEDAR at www.sedar.com or on APF's website at www.apfenergy.com. This MD&A was written on August 5, 2004.

PRODUCTION

Production volumes were 15% higher during the second quarter of 2004 compared to 2003, reflecting both corporate acquisitions and the success of the drilling program. Crude oil production remained flat, as drilling replaced production. Natural gas production increased 27% during the second quarter over the same period in 2003, reflecting the acquisitions of Great Northern Exploration Ltd ("Great Northern") in June of 2004, and Nycan Energy Corp. ("Nycan") in 2003. Exit production for the quarter was 18,174 boe/d.

	Three Months Ended June 30			Six Months Ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Light/medium crude oil (bbl/d)	**5,235**	5,220	–	**5,133**	5,424	(5)
Heavy oil (bbl/d)	**1,112**	1,086	2	**1,093**	901	21
Natural gas (mcf/d)	**45,237**	35,758	27	**41,483**	32,271	29
NGL (bbl/d)	**582**	291	100	**503**	278	81
Total (boe/d)	**14,469**	12,557	15	**13,643**	11,982	14
Production split						
Oil & NGLs	**48%**	53%	(9)	**49%**	55%	(11)
Natural Gas	**52%**	47%	10	**51%**	45%	13

MARKETING

For the three months ended June 30, 2004, APF's production mix was 48% crude oil and NGLs and 52% natural gas. Crude oil was sold under 30 day evergreen contracts while approximately 20% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 80% sold in the spot market. The production split reflects the natural gas weighted acquisitions of Great Northern and Nycan.

PRICES

During the second quarter of 2004, crude oil price realizations after derivatives increased 17% over the same quarter in 2003. The benchmark West Texas Intermediate ("WTI") price increased by 32% over the second quarter of 2003 while the U.S. dollar was 3% lower against the Canadian dollar at $1.3595 ($U.S./$Cdn.) over the same period. Natural gas realizations during the quarter increased by 1% from the same period in 2003, while the AECO price declined by 3% over the corresponding period. NYMEX futures contracts for the remainder of 2004 suggest crude oil prices will exceed 2003 levels, as geopolitical events continue to inject a premium into the price of crude oil in the commodity markets. APF expects gas prices during 2004 to remain consistent with or exceed 2003 levels as supply concerns continue to dominate the market.

Effective January 1, 2004, APF has segregated costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously, APF followed industry practice, which was to present revenues net of these costs. Accordingly, the June 30, 2003 comparative statements have been restated with these costs segregated, resulting in an increase to the gross price per unit.

	Three Months Ended June 30			Six Months Ended June 30		
Prices - After Derivatives ($Cdn.)	**2004**	2003	% Change	**2004**	2003	% Change
Light/medium crude oil (bbl)	**$ 40.85**	$ 34.98	17	**$ 38.65**	$ 38.22	1
Heavy oil (bbl)	**29.61**	24.48	21	**29.28**	27.88	5
Natural gas (mcf)	**7.04**	6.95	1	**7.00**	7.26	(4)
NGLs (bbl)	**37.82**	30.09	26	**36.12**	34.03	6
Total (boe)	**$ 40.59**	$ 37.15	9	**$ 39.50**	$ 39.74	(1)
Reference Pricing						
WTI ($U.S./bbl)	**$ 38.29**	$ 28.90	32	**$ 36.72**	$ 31.35	17
AECO gas ($Cdn./mcf)	**$ 6.80**	$ 6.99	(3)	**$ 6.71**	$ 7.46	(10)
Foreign exchange ($U.S./$Cdn.)	**$ 1.360**	$ 1.398	(3)	**$ 1.339**	$ 1.454	(8)

DERIVATIVES

Commodity prices are susceptible to market fluctuations. APF actively manages this risk by entering into derivative contracts to protect revenues from fluctuations in commodity prices. The use of derivatives is intended to provide stability to cash distribution levels by fixing the price of commodities on a portion of the production portfolio. One of the key assumptions in the preparation of APF's annual budget and estimate of annual distributions is commodity pricing. APF looks for opportunities to sell forward a portion of its production at, or better than, the commodity prices used in the budget process.

The impact of APF's realized derivatives during the second quarter of 2004 was to reduce revenues by $3.33 million, reducing the realized oil price by $4.47 per bbl and reducing the natural gas price by $0.18 per mcf. For the six months ended June 30, 2004 revenues were reduced by $4.36 million in total, with a per barrel revenue reduction of $4.13 for oil and liquids and a $0.04 increase in natural gas revenues per mcf.

Starting January 1, 2004, APF implemented the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships". Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to apply hedge accounting. Previously, APF only recognized hedging gains and losses as they were realized at the end of the contract. After review of the existing hedging relationships, it has been determined that APF's commodity, interest rate and foreign currency hedges do not qualify for hedge accounting. Estimated gains and losses on the contracts have been included in the statements of operations at June 30, 2004. APF's AECO natural gas hedges do qualify as effective, however the Trust has decided not to apply hedge accounting to these instruments, as management believes that the application of hedge accounting on certain transactions and not others would result in less transparent and potentially misleading financial information.

As of January 1, 2004, APF recorded $1.30 million for the mark-to-market value of the outstanding positions as a derivative liability and a $1.30 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.40 million loss for crude oil and natural gas, and a $0.90 million loss for interest rate swaps. At June 30, 2004, $0.65 million of the deferred loss had been recognized, with the remaining $0.65 million to be recognized during the remainder of 2004. At June 30, 2004, the fair value of the derivative instruments was a net liability of $6.14 million, including a $1.10 million loss relating to derivatives acquired through the acquisition of Great Northern, has been recorded as a derivative liability at June 30, 2004 and $4.36 million has been recorded as an expense on the statement of operations to reflect the change in fair values since December 31, 2003.

APF currently has the following derivative instruments in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Derivative Price
July to September 2004	Crude oil	Swap	3,767 bbls	$U.S. 31.95/bbl
July to October 2004	Natural gas	Swap	14,000 GJ	$Cdn. 5.79/GJ
July to October 2004	Natural gas	Swap	2,000 mmbtu	$U.S. 5.95/mmbtu
July to October 2004	Natural gas	Bought Put	5,000 GJ	$Cdn. 6.50/GJ
October to December 2004	Crude oil	Swap	3,600 bbls	$U.S. 32.61/bbl
November 2004 to March 2005	Natural gas	Sold Call	5,000 GJ	$Cdn. 11.80/GJ
January to March 2005	Crude oil	Swap	1,500 bbls	$U.S. 35.78/bbl
April to June 2005	Crude oil	Swap	667 bbls	$U.S. 36.66/bbl

In addition to commodity derivatives, APF has also entered into foreign currency derivative contracts in order to mitigate currency risk. The Trust has hedged $U.S. 30 million of revenue at a rate of $Cdn. 1.3416 or $U.S. 0.7454 for calendar 2004.

As of June 30, 2004, APF had the following fixed interest rates on a portion of its outstanding debt:

Term	Amount ($000)	Interest rate
July 2004 to March 2007	$ 20,000	3.58% plus stamping fee
July 2004 to May 2006	$ 20,000	3.60% plus stamping fee
July 2004 to November 2005	$ 20,000	3.58% plus stamping fee

REVENUES

	Three Months Ended June 30				Six Months Ended June 30			
Oil and Gas		**% of**	Restated	% of		**% of**	Restated	% of
($000 except per boe amounts)	**2004**	**Total**	2003	Total	**2004**	**Total**	2003	Total
Light/medium crude oil sales	**$ 22,044**	**42**	$ 16,809	40	**$ 40,786**	**42**	$ 41,920	49
Heavy oil sales	**2,996**	**6**	2,393	6	**5,823**	**6**	2,389	3
Natural gas sales	**29,748**	**55**	22,847	55	**52,515**	**54**	43,921	50
NGL sales	**2,002**	**4**	796	2	**3,307**	**3**	1,710	2
Commodity price derivatives	**(3,328)**	**(6)**	(403)	(1)	**(4,355)**	**(5)**	(2,748)	(3)
Transportation	**(1,492)**	**(3)**	(1,166)	(3)	**(2,357)**	**(3)**	(1,823)	(2)
Other	**913**	**2**	600	1	**1,627**	**2**	1,009	1
Total Revenue	**52,883**	**100**	41,876	100	**97,346**	**100**	86,378	100
Per boe	**$ 40.16**		$ 36.65		**$ 39.21**		$ 39.83	

Revenues for the second quarter of 2004, net of hedging, were 26% higher than the comparable period in 2003, reflecting increased natural gas production combined with higher crude oil price realizations. Revenues for the six months ended June 30, were 13% higher in 2004 when compared to the previous corresponding period. Effective January 1, 2004, APF has segregated costs associated with transportation and selling crude oil, natural gas and NGLs. APF previously followed industry practice which was to present revenues net of these costs. Accordingly, June 30, 2003 comparative statements have been restated with these costs segregated.

ROYALTIES

During the second quarter, aggregate royalties as a percentage of net revenue were marginally higher at 21.7%, due to increases to the crown royalty reference rates and higher crude oil prices than during the same three month period last year.

	Three Months Ended June 30			Six Months Ended June 30		
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Crown royalties	**$ 7,336**	$ 5,125	43	**$ 12,762**	$ 10,260	24
Freehold royalties	**3,062**	2,754	11	**5,835**	5,866	(1)
Overriding royalties	**1,092**	702	56	**1,950**	1,547	26
Total Royalties	**$ 11,490**	$ 8,581	34	**$ 20,547**	$ 17,673	16
% of revenue after derivatives	**21.7%**	20.5%	6	**21.1%**	20.5%	3
Per boe	**$ 8.73**	$ 7.51	16	**$ 8.28**	$ 8.15	2

OPERATING EXPENSES

Second quarter operating expenses per boe increased from $6.68 to $8.21 per barrel of oil equivalent, due to field optimization costs on newly-acquired properties and higher energy costs over the period. APF anticipates that operating costs will approximate $8.00 per barrel for the remainder of the year, as new field optimization initiatives on the Great Northern properties are initiated to increase production and reduce operating expenses.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Operating expenses	**$ 10,812**	$ 7,629	42	**$ 19,722**	$ 14,347	38
Per boe	**$ 8.21**	$ 6.68	23	**$ 7.94**	$ 6.62	20

OPERATING NETBACKS

Operating netbacks for the three month period ended June 30 increased 3% over the same period in 2003, with higher commodity prices being partially offset by increased royalties and operating expenses.

	Three Months Ended June 30			Six Months Ended June 30		
($ per boe)	**2004**	2003	% Change	**2004**	2003	% Change
Net revenue						
(after commodity price derivative)	**$ 40.16**	$ 36.65	10	**$ 39.21**	$ 39.83	(2)
Royalties	**(8.73)**	(7.51)	16	**(8.28)**	(8.15)	2
Operating expenses	**(8.21)**	(6.68)	23	**(7.94)**	(6.62)	20
Netback	**$ 23.22**	$ 22.46	3	**$ 22.99**	$ 25.06	(8)

GENERAL AND ADMINISTRATIVE

General and administrative costs increased in both absolute and per boe terms over the same period in 2003. The increase over the prior year is due to costs associated with the increase in staff commensurate with the growth of APF.

	Three Months Ended June 30			Six Months Ended June 30		
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
General and administrative	**$ 2,877**	$ 2,335	23	**$ 4,716**	$ 3,709	27
Per boe	**$ 2.19**	$ 2.04	7	**$ 1.90**	$ 1.71	11

INTEREST

Interest expense for the three and six months ended June 30, 2004 increased by 21% and 2% respectively, in absolute terms over the same periods in 2003, reflecting the additional debt associated with the acquisition of Great Northern.

	Three Months Ended June 30			Six Months Ended June 30		
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Interest	**$ 1,278**	$ 1,053	21	**$ 2,255**	$ 2,207	2
Per boe	**$ 0.97**	$ 0.92	6	**$ 0.91**	$ 1.02	(11)

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion ("DD&A") increased by 68% and 57%, respectively, on a per boe basis for the three and six months ended from the corresponding periods in 2003. The increases over the prior periods are attributable to the increased plant, property and equipment values due to the asset retirement obligation adoption and the impact of corporate acquisitions completed during 2003 and 2004. June 30, 2003 comparative DD&A has been restated to reflect the impact of adopting the asset retirement obligation.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Depletion, depreciation and accretion	**$ 23,833**	$ 12,346	93	**$ 40,866**	$ 22,886	79
Per boe	**$ 18.10**	$ 10.80	68	**$ 16.46**	$ 10.50	57

COMPENSATION EXPENSE

APF has prospectively adopted the CICA Handbook Section 3870 – "Stock Based Compensation". Under the transitional adoption rules, companies that prospectively adopted at December 31, 2003 are only required to recognize compensation expense for those options granted during 2003 and later, with proforma disclosure of options granted during 2002. Comparative compensation expense at June 30, 2003 has been restated as the standard was adopted during the fourth quarter of 2003, with restatement of prior periods during the year.

For the three month period ended June 30, 2004, APF experienced a recovery of $0.06 million of previously recognized compensation expense. The recovery primarily relates to previously recognized compensation expense on rights that have been forfeited by former employees of APF.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Compensation expense	**$ (58)**	$ 217	(127)	**$ 199**	$ 225	(12)
Per boe	**$ (0.04)**	$ 0.19	(120)	**$ 0.08**	$ 0.10	(20)

TAXES

Saskatchewan capital tax and federal large corporation tax increased by 18% during the three month period ended June 30, 2004, reflecting the increase in taxable capital after the acquisition of Great Northern.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy.

During the second quarter, APF recorded a recovery of income taxes of $6.50 million compared to a future tax recovery (restated) of $11.95 million in 2003, leaving a balance of $101.62 million in future income taxes at June 30, 2004. 2003 future income taxes have been restated to reflect the adoption of the Asset Retirement Obligation ("ARO"). For the three and six months ended June 30, 2003, the effect of the restatement was to decrease future income taxes by $0.03 million and $0.08 million respectively.

	Three Months Ended June 30			Six Months Ended June 30		
		Restated			Restated	
($000 except per boe amounts)	**2004**	2003	% Change	**2004**	2003	% Change
Capital and other taxes	**$ 811**	$ 689	18	**$ 1,416**	$ 1,525	(7)
Per boe	**$ 0.62**	$ 0.60	3	**$ 0.57**	$ 0.70	(19)
Recovery of future income taxes	**$ (6,497)**	$ (11,951)	(46)	**$ (12,104)**	$ (10,859)	11

NET INCOME

Net income decreased by 71% from $20.98 million or $0.65 per trust unit ($0.65 diluted) to $6.11 million or $0.12 per trust unit ($0.12 diluted) for the three months ended June 30, 2003 and 2004 respectively. The decrease is attributable to the excess of operating expenses and increased DD&A over revenue increases to June 30, 2004.

SUMMARY OF QUARTERLY RESULTS

(000, except per	**2004**		2003 (Restated)				2002 (Restated)	
unit amounts)	**Q2**	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3
Revenue - net	**39,169**	**32,141**	39,110	39,970	33,295	35,410	29,380	26,204
Net income	**6,113**	**8,127**	(3,166)	11,552	20,977	13,687	(942)	5,4934
Per unit - basic ($)	**0.12**	**0.19**	(0.09)	0.32	0.65	0.54	(0.04)	0.25
Per unit - diluted ($)	**0.12**	**0.19**	(0.09)	0.31	0.65	0.54	(0.04)	0.25

Revenues have increased commensurate with production which is attributable to the development initiatives and corporate acquisitions completed throughout 2002, 2003 and 2004. Per unit income decreased during the second quarter due to an increase in DD&A from the previous quarter. Per unit income decreased during 2004 due to increases in DD&A, the impact of the ARO on DD&A and the recognition of hedging losses during the second quarter of 2004. The loss during the fourth quarter of 2003 is attributable to the impact of the Short Term Incentive Plan ("STIP") as well as weakened commodity prices, which improved during the second quarter of 2004.

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

Capital expenditures for the quarter totalled $302.65 million, dominated by the $291.08 million acquisition of Great Northern. With the successful completion of the Great Northern acquisition, APF expects its capital development program will increase significantly during the second half of the year and will be funded through a combination of cash flow and distribution re-investment proceeds.

	Three Months Ended June 30		Six Months Ended June 30	
($000)	**2004**	2003	**2004**	2003
Corporate acquisitions	**$ 291,084**	$ 47,495	**$ 291,084**	$ 104,641
Property acquisitions	**5,648**	7,165	**6,573**	7,488
Land acquisitions	**1,332**	65	**2,764**	380
Seismic	**389**	380	**1,123**	584
Drilling and completions	**3,431**	3,619	**10,991**	7,580
Production facilities	**728**	1,513	**2,557**	2,517
Other	**38**	150	**318**	233
Subtotal	**$ 302,650**	$ 60,387	**$ 315,410**	$ 123,423
Dispositions	**–**	(262)	**(199)**	(262)
Net capital expenditures	**$ 302,650**	$ 60,125	**$ 315,211**	$ 123,161

CASH DISTRIBUTIONS

Cash distributions during the second quarter of 2004 were $22.52 million, or $0.51 per trust unit, compared to $18.92 million or $0.59 per trust unit during the second quarter of 2003. The payout ratio, after adjusting for accumulated interest on the outstanding convertible debentures, was 92% for the second quarter, during which period APF funded $1.20 million of operations from cash flow (2003 – $2.00 million). For the six month period ended June 30, 2004, cash distributions totalled $42.35 million (2003 – $31.98 million), resulting in a payout ratio of 91% (2003 – 68%). For the remainder of 2004, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target range of 10% to 20%, working ultimately towards an 80% payout ratio.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004 APF had a revolving term credit facility in the amount of $200 million, of which $190 million was drawn (2003 – $98 million). The facility may be drawn down or repaid at any time, and there are no scheduled repayment terms.

At June 30, 2004, the balance of convertible debentures net of conversions was $48.56 million (2003 – $nil).

At June 30, 2004 APF had a working capital deficit of approximately $7.85 million, compared to a working capital deficit of $10.25 million at December 31, 2003. The improvement in APF's working capital position is attributable to cash management initiatives and is also consistent with the cyclical nature of the business. Management anticipates the working capital position will continue to improve as the full impact of the Great Northern acquisition is realized.

UNITHOLDERS' EQUITY

At June 30, 2004, APF had 53.46 million Trust units outstanding (2003 – 32.38 million) and a market capitalization of approximately $600 million (2003 – $358 million). Stated units outstanding include 0.64 million units being held in reserve at June 30, 2004, which were issued in July, 2004, in association with the completion of the acquisition of Great Northern.

APF issued 0.77 million Trust units (2003 – nil) in the second quarter, pursuant to the Premium Distribution Reinvestment Plan ("Premium DRIP"), generating $8.70 million in proceeds. During the first six months of 2004, APF issued 1.51 million Trust units (2003 – nil) for total proceeds of $17.20 million (2003 – $nil) in respect of the Premium DRIP.

On February 4, 2004, APF closed the issue of 4.78 million Trust units at a price of $11.60 per Trust unit for gross proceeds of $55.40 million. The proceeds of this offering were initially used to fund working capital and pay down debt, and later deployed towards the cash portion of the Great Northern acquisition.

On June 4, 2004, APF issued 12.23 million Trust units at $12.18 per Trust unit for the acquisition of Great Northern.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in APF's quarterly report for the three months ended March 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

No changes have been made to the Critical Accounting Estimates as stated in APF's quarterly report for the three months ended March 31, 2004.

OUTLOOK

APF is an industry leader in adopting a full cycle development business model and is committed to complementing its effective acquisition strategy with a program of acquiring land and exploiting its land base through drilling, recompletions and field optimizations.

APF will continue to accelerate the pace of its CBM program with particular focus on its inventory of Horseshoe Canyon prospects. With low production declines and the potential for higher rates of return than conventional gas production, CBM presents a very attractive opportunity that is ideally suited for the trust structure.

APF's revised capital expenditure budget for the balance of 2004 is currently being finalized and will reflect the new projects brought in as a result of the Great Northern acquisition. APF expects the drilling activity during the second half of 2004 to be considerably higher than that experienced during the first six months of the year.

DISCLAIMER

Certain statements in this document are "forward-looking statements" including outlook on oil and gas prices, royalty rates, operating expenses, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involving the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF Energy Trust and APF Energy Inc. These risks include, but are not limited to: the risks of the oil and gas industry (e.g., operational risks in exploration for; development and production of crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits: the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); risks in conducting foreign operations (e.g., political and fiscal instability in nations where APF Energy does business); the possibility that government policies may change or governmental approvals may be delayed or withheld; and price and exchange rate fluctuations. These and other risks are described in APF Energy's reports that are on file with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors and management's course of action would depend upon its assessment of the future considering all information then available. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to APF or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. APF assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Computershare

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com

August 13, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: **APF Energy Trust**

We confirm that the following material was sent by prepaid mail on August 12, 2004 to the registered holders of units of the subject Trust.

Second Quarter Interim Report for the three months ended June 30, 2004

We also confirm that copies of above mentioned material were mailed on August 12, 2004 to all non-registered unit holders of the subject Income Fund whose names appear on the Trust's Supplemental Mailing List as defined in the National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

Exemption Order
82-5166

APF ENERGY

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy to issue $35 million of equity

Trust also announces expanded 2004 capital program and monthly distribution of $0.16 per unit

August 19, 2004 - APF Energy Trust ("APF") announces that it has entered into an agreement to sell, on a bought deal basis, 3,100,000 trust units at $11.30 per trust unit, to a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Capital Markets, Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. The offering is subject to normal regulatory approval and is expected to close on September 8, 2004 with the first cash distribution payable in respect of the new trust units to be for the month of September 2004, and payable on October 15, 2004.

The net proceeds of the issue will initially be used to repay outstanding indebtedness and ultimately to fund APF's expanded capital expenditure program during the second half of 2004.

The issue will only be offered in all provinces of Canada.

Expanded Drilling Program

APF is pleased to announce an increase in its drilling program for 2004 from $40 million to a minimum of $55 million and a maximum of $64 million, reflecting new opportunities that have resulted from the acquisition in June 2004 of Great Northern Exploration Ltd. ("Great Northern"). In the first half of the year, APF spent $18 million on capital projects (excluding mergers and acquisitions). The revised capital program of up to $46 million for the last six months of 2004 will be funded through the proceeds of this equity issue and the reinvestment of cash flow. Together with the proceeds from its distribution re-investment plan and additional free cash flow, APF expects to reduce its net debt by the end of the year, while maintaining distributions at the current level. APF continues to target a payout ratio of 80% for the second half of 2004.

Of the capital expenditures spent in the first half of 2004, 62% was allocated to drilling both conventional and CBM wells and the remainder used to fund facility and tie-in costs, to purchase undeveloped land and acquire seismic data. Through the second half of 2004, APF estimates 77% of the capital program will be directed to drilling and completion activities. Details of the program are summarized below.

APF Energy Capital Program – June to December, 2004		
Activity	**$millions**	**% of Total**
Drilling and Completion	35.2	77
Pipelines/Facilities	3.8	8
Land & Seismic	5.6	12
Recompletions	1.4	3
Total	46.0	100

The successful development of internal drilling prospects is a key driver in the Trust's business plan. During the second quarter of 2004, APF completed the acquisition of Great Northern, which included production of approximately 5,600 boe/d and 141,000 acres of net undeveloped land. Included in this land position was 65 net sections of land that is prospective for coalbed methane in the Horseshoe Canyon formation.

APF Energy Capital Program – June to December, 2004		
Area	**$ millions**	**% of Total**
Central Alberta	8.8	19
West Alberta	4.8	10
Southern Alberta	10.5	23
Southeast Saskatchewan	11.9	26
Coalbed Methane	10.0	22
Total	46.0	100

Through its expanded drilling program, APF expects to maintain current production rates of approximately 18,000 boe/d throughout the remainder of 2004.

Coalbed Methane

CBM development is estimated to result in the drilling of 31 net wells in the second half of 2004. Canadian operations will focus on an active Horseshoe Canyon program, where APF plans to drill 16 net wells at a total cost of $6.8 million. In Central Alberta, the 10-well pilot project in the Mannville coals at Corbett Creek is continuing with its dewatering process. In the Powder River Basin in Wyoming, APF estimates it will drill 15 net wells at a cost of $1.8 million.

Conventional Areas

In Central Alberta, APF will focus its activity on the Great Northern lands at Innisfail and Wood River where it plans on spending $5.8 million drilling 16 net wells. Both of these areas are characterized by multi-zone potential in the Cretaceous, Jurassic and Devonian for both crude oil and natural gas.

In Western Alberta, capital will be directed towards natural gas development at Nestow and Radway, with crude oil projects at Sakwatamau. APF plans on spending $2.9 million drilling 5 net wells.

Southern Alberta's activity will continue to be centered on shallow gas development at Countess, Carmangay, Little Bow and Retlaw. APF's expenditures in this area are expected to amount to $9.4 million drilling 47 net wells.

In Southeast Saskatchewan, APF continues to develop new opportunities through the use of 3-D seismic and expects to horizontally drill 9 net oil wells at Queensdale, Wildwood, Tatagwa and Warmley, targeting the Alida and Midale zones. Drilling costs are expected to total $8.5 million.

The balance of land, seismic, facilities and recompletion costs will be spent on a variety of properties in each of the above areas.

Monthly Distribution

APF is maintaining its monthly distribution of $0.16 per unit. Payment will be made on September 15, 2004 to unitholders of record on August 31, 2004. The ex-distribution date is August 27, 2004. Including the August 2004 distribution, the Trust will have paid out a 12-month trailing distribution of $2.10 per unit and $15.20 per unit since inception. The current yield using the unit issue price of $11.30 is 17.0%.

APF Energy Trust is an open-ended royalty trust created in December 1996 to provide unitholders with stable distributions based on cash flow generated from high quality oil and gas properties located in western Canada and the United States. Through strong acquisitions and effective optimization initiatives, APF has increased production

significantly from 1,700 boe/d in the fourth quarter of 1996, to 18,000 boe/d at the end of June 2004. Since completing its IPO at $10 per unit, the Trust has generated an average annual return of 22%.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and will not have been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Boe's may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 ("NI 51-101") a boe conversion ratio for natural gas of 6 mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance & CFO
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲Fax (403) 294-1074
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com